





NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

JUNE 11, 2024
8:00 A.M. PACIFIC TIME
WWW.VIRTUALSHAREHOLDERMEETING.COM/QS2024



April 29, 2024

Dear QuantumScape Stockholders:

We are pleased to invite you to attend the annual meeting of stockholders of QuantumScape Corporation, to be held on Tuesday, June 11, 2024, at 8:00 a.m., Pacific Time. The annual meeting will be conducted virtually via live audio webcast, which you will be able to attend by visiting _www.virtualshareholdermeeting.com/QS2024_. On the pages that follow, the formal meeting notice and proxy statement contain details of the matters of business to be conducted at the annual meeting.

QuantumScape is on a mission to transform energy storage to enable a sustainable energy future. To help accelerate this transition and enable a future powered by clean electricity, we believe a step change is needed in battery technology. We have spent the last decade developing a proprietary solid-state battery platform to meet this challenge. We believe that our technology can enable a new category of battery with the potential to meet the requirements for broader market adoption of EVs, including greater energy density, faster charging and improved safety.

In 2023, QuantumScape embarked on a transformative journey that continues to shape our trajectory today. It all started with the shipment of our first A0 prototype cells in late 2022, marking the beginning of the automotive qualification process. Throughout 2023, we achieved several important milestones that set the foundation for our future:

- QuantumScape's best-performing A0 prototype cell achieved more than 1,000 full cycle equivalents with 95% discharge energy retention in testing at PowerCo's labs;
- We made significant strides in the development and demonstration of key component-level enhancements essential for transitioning from prototype to product: achieving higher cathode loading, designing efficient commercial packaging, and refining our electrolyte-separator process for improved scalability;
- We bolstered the balance sheet with an approximately $290M public follow-on offering and cost-saving initiatives, ending 2023 with more than $1 billion in total liquidity;
- We strengthened relationships with original equipment manufacturer partners; and
- We announced our first planned commercial product, QSE-5.

These developments lay the groundwork for our forthcoming commercial product, QSE-5, which we aim to commence low-volume prototype production in 2024, with plans for scaling up to higher volumes by 2025.

To facilitate this transformative process, in 2023, Jagdeep Singh, QuantumScape's co-founder, chairman and CEO until February 2024, initiated his succession planning process in consultation with the board, seeking to recruit a leader with extensive experience in commercializing and high-volume manufacturing of sophisticated technology products.



Having joined QuantumScape in September 2023 in the role of President, and transitioning to the role of President and CEO and member of our board of directors in February 2024, I'm honored to bring my extensive experience in corporate strategy and technology leadership to QuantumScape. As I step into these roles, I am energized by the immense potential of QuantumScape's technology to revolutionize the automotive industry and beyond. With our cutting-edge solid-state battery technology, expansive market opportunity, and dedicated team and partners, we have the power to make a profound impact on a global scale. While challenges undoubtedly lie ahead on this journey of innovation and growth, I am deeply committed to realizing our ambitious vision and driving QuantumScape to commercial success.

On behalf of our Board of Directors, we would like to express our appreciation for your continued support of and interest in QuantumScape.

Sincerely,

Dr. Siva Sivaram
President, Chief Executive Officer and Director

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME & DATE
Tuesday, June 11, 2024
8AM Pacific Time

Time and Date

8:00 a.m., Pacific Time, on Tuesday, June 11, 2024

Virtual Location

The annual meeting will be conducted virtually via live audio webcast. You will be able to attend the annual meeting virtually by visiting *www.virtualshareholdermeeting.com/ QS2024*, where you will be able to listen to the meeting live and vote online during the meeting. You will need to have your 16-digit control number included on your proxy card or the instructions that accompanied your Proxy Materials (as defined below) in order to join the annual meeting.

Items of Business

Proposal 1: To elect the 12 directors named in this proxy statement to hold office until our next annual meeting of stockholders and until their respective successors are elected and qualified.

Board Recommendation: FOR

Proposal 2: To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024.

Board Recommendation: FOR

P*roposal 3: To approve, on a non-binding advisory basis, the compensation of our named executive officers.*

Board Recommendation: FOR

Proposal 4: To approve the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers.

Board Recommendation: FOR

In addition, we will transact any other business that may properly come before the annual meeting or any adjournments or postponements thereof.

The proxy statement to which this notice is attached includes a copy of the proposed amendment to our Amended and Restated Certificate of Incorporation to limit the liability of certain officers as Appendix A. Such language is considered attached to this notice.

Record Date

April 17, 2024
Only stockholders of record as of the close of business on April 17, 2024, are entitled to notice of and to vote at the annual meeting. A list of the stockholders of record entitled to vote at the annual meeting will be available for examination, for any purpose germane to the annual meeting, during ordinary business hours for ten days ending on the day prior to the annual meeting online at ir.quantumscape.com. Reasonable accommodations will be made if we cannot make the list available at our principal executive offices.

Availability of Proxy Materials

The Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement, notice of annual meeting, form of proxy and our annual report (together, the “Proxy Materials”), is first being sent or given on or about April 29, 2024, to all stockholders entitled to vote at the annual meeting.

The Proxy Materials can be accessed as of April 29, 2024, by visiting *www.proxyvote.com*.

Voting

Your vote is important. Whether or not you plan to attend the annual meeting, we urge you to submit your proxy or voting instructions via the Internet, telephone or mail as soon as possible.

By order of the Board of Directors,



Dr. Siva Sivaram
President, Chief Executive Officer and Director

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this Proxy Statement may be considered "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the future demand for batteries and our future financial performance, results of operations, expectations, plans, strategies, goals, priorities. These forward-looking statements are based on management's current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements, including due to decreased or delayed demand for electric vehicles and other battery-powered technologies, changes in economic and financial conditions, such as volatility in the banking sector and in the capital or credit markets, and due to other factors discussed in the section titled "Risk Factors" in our Annual Report and Quarterly Reports and other documents filed with the Securities and Exchange Commission from time to time. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements.

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PROXY SUMMARY

Unless specifically stated, when used in this proxy statement, the words "QuantumScape," "we," "us," and "our" refer to QuantumScape Corporation and/ or QuantumScape Battery, Inc., our wholly owned operational subsidiary (also referred to as "Legacy QuantumScape"), depending on the applicable context.

The proxy materials, which include this proxy statement, proxy card, Notice of Annual Meeting of Stockholders and our 2023 Annual Report on Form 10-K, are being distributed and made available on or about April 29, 2024. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the 2024 Annual Meeting.

This summary does not contain all of the information you should consider. Please read this entire proxy statement carefully before voting.

2024 Annual Meeting of Stockholders

Date	Time	Location	Record Date
June 11, 2024	8:00 a.m. Pacific Time	Virtually by visiting *www.virtualshareholdermeeting.com/QS2024*	April 17, 2024

Voting Proposals

Proposal	Description	Board Recommendation
1	To elect the 12 directors named in this proxy statement to hold office until our next annual meeting of stockholders and until their respective successors are elected and qualified	**FOR each director nominee**
2	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024.	**FOR**
3	To approve, on a non-binding advisory basis, the compensation of our named executive officers.	**FOR**
4	To approve the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers.	**FOR**

Driven to Revolutionize Energy Storage

QuantumScape is developing next-generation battery technology for electric vehicles ("EVs") and other applications.

We are at the beginning of a forecasted once-in-a-century shift in automotive powertrains, from internal combustion engines to clean EVs. After 30 years of gradual improvements in conventional lithium-ion batteries, the benefits of EVs have been demonstrated, principally in the premium passenger car market. However, there are fundamental limitations inhibiting widespread adoption of battery technology, and we believe the automotive market needs a step change in battery technology to make mass market EVs competitive with the fossil fuel alternative.

We have spent over a decade developing a proprietary solid-state battery technology to meet this challenge. QuantumScape's lithium-metal solid-state battery technology is designed to offer greater energy density, faster charging, and enhanced safety when compared to today's conventional lithium-ion batteries. We believe no other lithium-metal battery technology has demonstrated the capability of achieving automotive rates of power (power is the rate at which a battery can be charged and discharged) with acceptable battery life, at room temperature and modest levels of pressure (less than 4 atm).

We are currently focused on automotive EV applications, which have among the most stringent sets of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets including stationary storage and consumer electronics, such as smartphones and wearables, and we intend to explore opportunities in those areas as appropriate.

Our Mission

At QuantumScape, we're on a mission to revolutionize energy storage to enable a more sustainable future. As of December 31, 2023, we had:

- 300+ U.S. and foreign patents and patent applications
- 13 years of battery technology research and development
- 800+ full-time employees
- Agreements with six automotive original equipment manufacturers ("OEMs")
- Deep partnership with Volkswagen Group of America Investments, LLC ("VGA") and certain of its affiliates (together with VGA, "Volkswagen")

Our Core Values

Passion for the Problem – Unrelenting pursuit of the best battery technology. We know it won't be easy, but our passion to solve this problem is why we're here.

Act Authentically – We act with good intentions, integrity and respect for each other. Our actions reflect our words and we do the right thing.

Collaborate – Great results are achieved by teams working together with trust and active sharing of information. Innovative work requires diversity of thought and unified commitment to execution.

Prioritize the Customer – We do what it takes to ensure our customer's success. Everyone's work has a customer.

Bias to Action – We act and learn quickly and adjust and try again.

FY 2023 Business Highlights

2023 marked the beginning of QuantumScape's transformation from prototype to product, starting with the shipment of our first A0 prototype cells in late 2022 and continuing in 2023 with the development and demonstration of the key component-level improvements needed to go to market: higher cathode loading, an efficient commercial packaging design, and an improved and more scalable electrolyte-separator process. We expect our transformation to continue in 2024, culminating in the integration of these improvements into our target first commercial product, the QSE-5 cell. Some accomplishments from 2023 include:

- One of the customers that received A0 prototype cells was our longstanding partner, Volkswagen, whose battery manufacturing arm PowerCo confirmed the results we reported in our Q3'23 Shareholder Letter — the best-performing cell achieved over 1,000 cycles with over 95% capacity retention

- Announced our target first commercial product, QSE-5: a ~5 Ah cell, which we believe will offer a combination of energy density and power unmatched by the leading EV batteries available today

- Shipped to customers higher cathode-loading cells (~5 mAh/cm2), meaning our new cathodes offer ~60% more capacity per unit area. This improvement has been integrated into our baseline cell builds, representing a significant step toward achieving our target energy density for QSE-5

- Improved packaging efficiency with our innovative Flex Frame format, integrating several packaging improvements, including tighter internal margins, thinner current collectors, and a slimmer frame design, to enable high energy density cells

- Improved production quality and consistency, reduced particle contamination, improved the components and processes that go into cell assembly, and made advances across our entire production flow

- Introduced our new fast separator heat-treatment process that we are rolling out in two stages: Raptor, which was successfully deployed in 2023, and its successor, Cobra

- Completed construction of our new safety testing facility that will allow us to conduct a broad range of safety tests and collect data about our cells' performance under abuse conditions

- Strengthened our financial position with an approximately $290M public follow-on offering and cost-saving initiatives, ending 2023 with more than $1 billion in total liquidity. We believe our cash runway now extends into the second half of 2026

- Continued engaging with some of the world's largest automakers and consumer electronics players as prospective customers

- Recruited top talent from across the battery and high-tech manufacturing industries, including our President since September 2023 and CEO and Director since February 2024, Dr. Siva Sivaram

- Continued to fortify our patent portfolio, with global issued and pending patents increasing to over 360 by the end of 2023



Corporate Governance Highlights

Strong independent oversight

✓ 9 out of 12 directors are independent

✓ Lead independent director and independent board committees

✓ Executive sessions of independent directors

✓ Separate board chairman and CEO roles (As of February 2024)

Board qualifications and accountability

✓ Annual board and committee self- evaluation

✓ Single-class board

✓ No poison pill anti-takeover defenses

✓ Diverse director experience and perspective

Board oversight of strategy and risk management

✓ Strategy and risk oversight by the full board and committees, including ESG, cybersecurity, and human capital initiatives

✓ Independent compensation program

✓ Annual executive say-on-pay vote

✓ Clawback policy

Board Composition and Diversity

The following table sets forth the names, ages as of April 1, 2024, and certain other information for each of our director nominees:

Name	Age	Position(s)	Director Since	Independent
Frank Blome	55	Director	September 2020	Yes
Brad Buss(1)(2)	60	Lead Independent Director	August 2020	Yes
Jeneanne Hanley(1)(2)	51	Director	December 2021	Yes
Susan Huppertz(1)	54	Director	February 2022	Yes
Prof. Dr. Jürgen Leohold(2)(3)	69	Director	May 2015	Yes
Dr. Gena Lovett(1)(3)	61	Director	January 2022	Yes
Prof. Dr. Fritz Prinz	74	Co-Founder and Director	December 2010	No
Dipender Saluja(3)	59	Director	August 2012	Yes
Sebastian Schebera	47	Director Nominee	--	Yes
Jagdeep Singh	56	Co-Founder and Chairman	May 2010	No
Dr. Siva Sivaram	63	President, Chief Executive Officer and Director	February 2024	No
JB Straubel	48	Director	February 2020	Yes

(1) Member of audit committee
(2) Member of compensation committee
(3) Member of nominating and corporate governance committee

Our director nominees have diverse skill sets and professional backgrounds, as further described in their biographies in the section of this proxy statement titled "*Board of Directors and Corporate Governance – Composition of our Board of Directors*."



Board Knowledge, Skills and Experience



Executive Compensation Highlights

Compensation Practices

What we do	What we don't do
✅ **Long-Term Performance-Based Compensation** The majority of our executive compensation program is comprised of long-term performance-based compensation, and therefore "at risk," dependent upon corporate performance and equity-based, including performance-based RSUs, to align the interests of our executives with our stockholders.	❌ **Minimal Perquisites and Special Benefits** Our executives are eligible to participate in broad-based Company-sponsored retirement, health and welfare benefits programs on the same basis as our other full-time, salaried employees. At this time, we provide limited perquisites and other personal benefits to our executives and certain senior employees.
✅ **Independent Compensation Committee** Our compensation committee is comprised solely of independent directors who have established effective means for communicating with each other and with our stockholders, and implementing their executive compensation ideas.	❌ **No "Golden Parachute" Tax Reimbursements** We do not provide any tax reimbursement payments on any tax liability that our executives might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code.
✅ **Independent Compensation Consultant** Our compensation committee engaged its own compensation consultant, Compensia, a national compensation consulting firm, to assist with its compensation review and analysis.	❌ **No Hedging and Pledging** Our Insider Trading Policy prohibits our employees and the members of our board of directors from hedging any Company securities, from pledging any Company securities as collateral for any loan or as part of any other pledging transaction, or from holding any Company common stock in margin accounts.
✅ **Annual Executive Compensation Review** Our compensation committee conducts an annual review and approval of our compensation strategy, including a review of our compensation peer group used for comparative purposes.	❌ **No "Single-Trigger" Change-in- Control Arrangements** Our named executive officers are not eligible for benefits that are payable solely as a result of a change- in- control in the Company. All change-in-control benefits are based on a "double-trigger" arrangement, requiring both a change-in-control of our Company plus an involuntary termination of employment before benefits are paid.
✅ **Clawback Arrangements** We have adopted clawback arrangements with our executive officers to recover erroneously awarded incentive-based compensation received after October 2, 2023 in connection with a financial restatement, regardless of fault or misconduct, in accordance with SEC rules. Additionally, the terms of the awards under our Extraordinary Performance Award Program provide for recovery of such awards in certain events of recipient's misconduct.	❌ **No Timing Grants to Release of Material Nonpublic Information** We do not have a policy or practice to time equity grants based on the release of material nonpublic information.
✅ **Stock Ownership Guidelines** We have adopted stock ownership requirements for our directors and executive officers.	

CEO and Other Named Executive Officers' Compensation in 2023



CEO

Base Salary
8%

Long-term
incentive RSUs
59%

Long-term
incentive PSUs
33%

92%
At Risk
Compensation



Other NEOs

Base Salary
7%

Long-term
incentive RSUs
62%

Long-term
incentive PSUs
31%

93%
At Risk
Compensation

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

Why am I receiving these materials?

This proxy statement and the form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2024 annual meeting of stockholders of QuantumScape Corporation and any postponements, adjournments or continuations thereof.

The annual meeting will be held on June 11, 2024, at 8:00 a.m., Pacific Time. The annual meeting will be conducted virtually via live audio webcast. You will be able to attend the annual meeting virtually by visiting *www.virtualshareholdermeeting.com/QS2024*, where you will be able to listen to the meeting live and vote online during the meeting.

The Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"), containing instructions on how to access this proxy statement, the accompanying notice of annual meeting and form of proxy, and our annual report (together, the "Proxy Materials"), is first being sent or given on or about April 29, 2024, to all stockholders of record as of April 17, 2024. The Proxy Materials can be accessed as of April 29, 2024, by visiting *www.proxyvote.com*. If you receive a Notice of Internet Availability, then you will not receive a printed copy of the Proxy Materials in the mail unless you specifically request these materials. Instructions for requesting a printed copy of the Proxy Materials are set forth in the Notice of Internet Availability.

What proposals will be voted on at the annual meeting?

The following proposals will be voted on at the annual meeting:

- *Proposal 1:* the election of the 12 directors named in this proxy statement to hold office until our next annual meeting of stockholders and until their respective successors are elected and qualified;
- *Proposal 2:* the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024;
- *Proposal 3:* the approval, on a non-binding advisory basis, of the compensation of our named executive officers; and
- *Proposal 4:* the approval of the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers.

As of the date of this proxy statement, our management and board of directors were not aware of any other matters to be presented at the annual meeting.

How does the board of directors recommend that I vote on these proposals?

Our board of directors recommends that you vote your shares:

- *Proposal 1:* "FOR" the election of each director nominee named in this proxy statement;
- *Proposal 2:* "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024;
- *Proposal 3:* "FOR" the approval of our named executive officers compensation pursuant to a non-binding advisory vote; and
- *Proposal 4:* "FOR" the approval of the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers.

Who is entitled to vote at the annual meeting?

Holders of our Class A and Class B common stock as of the close of business on April 17, 2024, the record date for the annual meeting, may vote at the annual meeting. As of the record date, there were 444,866,620 shares of our Class A common stock outstanding and 54,665,633 shares of our Class B common stock outstanding.

How many votes do I have? Each share of Class A common stock outstanding as of the record date is entitled to one vote on each matter properly brought before the annual meeting and each share of Class B common stock outstanding as of the record date is entitled to 10 votes on each matter properly brought before the annual meeting. Our Class A common stock and Class B common stock, collectively referred to in this proxy statement as our common stock, will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors.

Stockholders of Record. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are considered the stockholder of record with respect to those shares, and the Notice of Internet Availability was sent directly to you. As a stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote on your own behalf at the annual meeting. Throughout this proxy statement, we refer to these holders as "stockholders of record."

Street Name Stockholders. If your shares are held in a brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of shares held in street name, and the Notice of Internet Availability was forwarded to you by your broker, bank or other nominee, which is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares held in your account by following the instructions that your broker, bank or other nominee sent to you. Beneficial holders who did not receive a 16-digit control number from their broker, bank or other nominee, who wish to attend the meeting should follow the instructions from their broker, bank or other nominee, including any requirement to obtain a legal proxy. Throughout this proxy statement, we refer to these beneficial holders as "street name stockholders."

How many votes are needed for approval of each proposal?

- *Proposal No. 1:* Directors are elected by a plurality of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the election of directors. A plurality means that the 12 nominees named in this proxy statement receiving the highest number of affirmative FOR votes at the annual meeting will be elected as directors. You may (1) vote FOR the election of all of the director nominees named herein, (2) WITHHOLD authority to vote for all such director nominees or (3) vote FOR the election of all such director nominees other than any nominees with respect to whom the vote is specifically WITHHELD by indicating in the space provided on the proxy. Because the outcome of this proposal will be determined by a plurality vote, any shares not voted FOR a particular nominee, whether as a result of a WITHHOLD vote or a broker non-vote, will have no effect on the outcome of the election.
- *Proposal No. 2:* The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024 requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Because this is a routine proposal, we do not expect any broker non-votes on this proposal.
- *Proposal No. 3:* The approval, on a non-binding advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this vote is advisory only, it will not be binding on us, our compensation committee or our board of directors. However, we value our stockholders' input and will take the vote into consideration when evaluating executive compensation decisions.
- *Proposal No. 4:* The approval of the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers requires the affirmative vote of a majority of the voting power of the outstanding shares of our capital stock entitled to vote thereon. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal.

Do the Company's directors and officers have an interest in any of the matters to be acted upon at the annual meeting?

Members of our board of directors have an interest in Proposal 1, the election to the board of directors of the 12 director nominees named in this proxy statement, as each of the nominees is currently a member of the board of directors. Members of the board of directors and our executive officers do not have any interest in Proposal 2, the ratification of the appointment of our independent registered public accounting firm. Certain of our directors and executive officers are named executive officers, and thus may have an interest in Proposal 3, the approval, on a non-binding advisory basis, of the compensation of our named executive officers. Our executive officers have an interest in Proposal 4, approval of the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers, as the proposed changes to our Amended and Restated Certificate of Incorporation would exculpate certain of our officers from liability in certain circumstances.

What is the quorum requirement for the annual meeting?

A quorum is the minimum number of shares required to be present or represented at the annual meeting for the meeting to be properly held under our amended and restated bylaws ("Bylaws") and Delaware law. The presence, in person (including virtually) or by proxy, of holders of a majority of the voting power of our capital stock issued and outstanding and entitled to vote will constitute a quorum to

transact business at the annual meeting. Abstentions, withhold votes and broker non-votes are counted as present for purposes of determining a quorum. The chairperson of the meeting may adjourn the meeting to another time or place, whether or not a quorum is present.

How do I vote and what are the voting deadlines?

Stockholder of Record. If you are a stockholder of record, you may vote in one of the following ways:

- by Internet at *www.proxyvote.com*, 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on June 10, 2024 (have your Notice of Internet Availability or proxy card in hand when you visit the website);
- by toll-free telephone at 1-800-690-6903, 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on June 10, 2024 (have your Notice of Internet Availability or proxy card in hand when you call);
- by completing, signing and mailing your proxy card (if you received printed Proxy Materials), which must be received prior to the annual meeting in the prepaid envelope provided; or
- by attending the annual meeting virtually by visiting *www.virtualshareholdermeeting.com/QS2024*, where you may vote during the meeting (have your Notice of Internet Availability or proxy card in hand when you visit the website).

Street Name Stockholders. If you are a street name stockholder and did not receive a 16-digit control number from your broker, bank or other nominee for you to vote your own shares, then you will receive voting instructions from your broker, bank or other nominee. You must follow these instructions, including any requirement to obtain a legal proxy, in order to instruct them on how to vote your shares. The availability of Internet and telephone voting options will depend on the voting process of your broker, bank or other nominee.

As discussed above, if you are a street name stockholder who did not receive a 16-digit control number, then you may not vote your shares at the annual meeting unless you follow the voting instructions from your broker, bank or other nominee and obtain any legal proxy they may require.

What if I do not specify how my shares are to be voted or fail to provide timely directions to my broker, bank or other nominee?

Stockholder of Record. If you are a stockholder of record and you submit a proxy but you do not provide voting instructions, your shares will be voted as recommended by our board of directors:

- Proposal 1: "FOR" the election of each director nominee named in this proxy statement;
- Proposal 2: "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024;
- Proposal 3: "FOR" the approval of our named executive officers compensation pursuant to a non-binding advisory vote; and
- Proposal 4: "FOR" the approval of the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of certain officers.

In addition, if any other matters are properly brought before the annual meeting, the persons named as proxies will be authorized to vote or otherwise act on those matters in accordance with their judgment.

Street Name Stockholders. Brokers, banks and other nominees holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole routine matter: the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024. Your broker, bank or other nominee will not have discretion to vote on any other proposals, which are considered non-routine matters, absent direction from you. In the event that your broker, bank or other nominee votes your shares on our sole routine matter, but is not able to vote your shares on the non-routine matters, then those shares will be treated as broker non-votes with respect to the non-routine proposals.

Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your shares are counted on each of the proposals.

Can I change my vote or revoke my proxy?

Stockholder of Record. If you are a stockholder of record, you can change your vote or revoke your proxy before the annual meeting by:

- entering a new vote by Internet or telephone (subject to the applicable deadlines for each method as set forth above);
- completing and returning a later-dated proxy card, which must be received prior to the annual meeting;
- delivering a written notice of revocation to our corporate secretary at QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110, Attention: Corporate Secretary, which must be received prior to the annual meeting; or
- attending and voting at the virtual annual meeting (although attendance at the virtual annual meeting will not, by itself, revoke a proxy).

Street Name Stockholders. If you are a street name stockholder, then your broker, bank or other nominee can provide you with instructions on how to change or revoke your proxy.

What do I need to do to attend the virtual annual meeting?

This year's annual meeting will be a completely virtual meeting of stockholders. We will be hosting the annual meeting via live audio webcast only. You will be able to attend the annual meeting virtually and vote your shares electronically during the meeting by visiting *www.virtualshareholdermeeting.com/QS2024*. To participate in the annual meeting, you will need the 16-digit control number included on your Notice of Internet Availability or your proxy card, as applicable. The annual meeting audio webcast will begin promptly at 8:00 a.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 7:45 a.m., Pacific Time, and you should allow ample time for the check-in procedures.

How can I ask questions for the annual meeting?

You will be able to submit questions until 8:00 a.m., Pacific Time on June 10, 2024 at *www.quantumscape.com/2024agm* for the question and answer session that will immediately follow the formal portion of the annual meeting.

How can I get help if I have trouble checking in or listening to the annual meeting online?

If you encounter difficulties accessing the virtual meeting during the check-in or meeting time, please refer to the virtual meeting log-in page at *www.virtualshareholdermeeting.com/QS2024*.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Michael McCarthy, our Chief Legal Officer and Head of Corporate Development and Kevin Hettrich, our Chief Financial Officer, and each of them, with full power of substitution and re-substitution, have been designated as proxy holders for the annual meeting by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the annual meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors on the proposals as described above. If any other matters are properly brought before the annual meeting, then the proxy holders will use their own judgment to determine how to vote your shares. If the annual meeting is postponed or adjourned, then the proxy holders can vote your shares on the new meeting date, unless you have properly revoked your proxy, as described above.

Who will count the votes?

Representatives of Broadridge Financial Solutions, Inc. or its designee will tabulate the votes.

How can I contact QuantumScape's transfer agent?

You may contact our transfer agent Continental Stock Transfer & Trust Company, by telephone at 1-800-509-5586 (toll- free) or 1-212- 509-4000 (toll and international), or by writing to Continental Stock Transfer & Trust Company, at Attention: Customer Service, 1 State Street, 30th Floor, New York, NY 10004-1561. You may also access instructions with respect to certain stockholder matters (e.g., change of address) via the Internet at *www.continentalstock.com*.

How are proxies solicited for the annual meeting and who is paying for such solicitation?

Our board of directors is soliciting proxies for use at the annual meeting by means of the Proxy Materials. We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the Proxy Materials. Copies of solicitation materials will also be made available upon request to brokers, banks and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks or other nominees. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communications or other means by our directors, officers or employees. No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation.

Where can I find the voting results of the annual meeting?

We will disclose voting results on a Current Report on Form 8-K that we will file with the U.S. Securities and Exchange Commission (the "SEC"), within four business days after the meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

Why did I receive a Notice of Internet Availability instead of a full set of Proxy Materials?

In accordance with the rules of the SEC, we have elected to furnish our Proxy Materials, primarily via the Internet. As a result, we are mailing to our stockholders a Notice of Internet Availability instead of a paper copy of the Proxy Materials. The Notice of Internet Availability contains instructions on how to access our Proxy Materials on the Internet, how to vote on the proposals, how to request printed copies of the Proxy Materials, and how to request to receive all future Proxy Materials in printed form by mail or electronically by e-mail. We encourage stockholders to take advantage of the availability of the Proxy Materials on the Internet to help reduce our costs and the environmental impact of our annual meetings.

What does it mean if I receive more than one Notice of Internet Availability or more than one set of printed Proxy Materials?

If you receive more than one Notice of Internet Availability or more than one set of printed Proxy Materials, then your shares may be registered in more than one name and/or are registered in different accounts. Please follow the voting instructions on each Notice of Internet Availability or each set of printed Proxy Materials, as applicable, to ensure that all of your shares are voted.

I share an address with another stockholder, and we received only one paper copy of the Notice of Internet Availability. How may I obtain an additional copy of the Notice of Internet Availability?

We have adopted a procedure approved by the SEC called "householding," under which we can deliver a single copy of the Notice of Internet Availability and, if applicable, the Proxy Materials, to multiple stockholders who share the same address unless we receive contrary instructions from one or more stockholders. This procedure reduces our printing and mailing costs. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, the Proxy Materials, to any stockholder at a shared address to which we delivered a single copy of these documents. To receive a separate copy, or, if you are receiving multiple copies, to request that we only send a single copy of the Proxy Materials, you may contact us at ir@quantumscape.com or as follows:

QuantumScape Corporation
Attention: Investor Relations
1730 Technology Drive,
San Jose, California 95110
Tel: (408) 452-2000

Street name stockholders may contact their broker, bank or other nominee to request information about householding.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our board of directors currently consists of 12 directors. At the annual meeting, 12 directors will be elected for a one-year term and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. Of our 12 director nominees, 11 of them currently serve on our board of directors and were elected by stockholders at our 2023 annual meeting. Jens Wiese will no longer serve on our board of directors in connection with the annual meeting. In his place, VGA requested that our board of directors nominate Sebastian Schebera for election as a VW Director at the annual meeting, succeeding Jens Wiese. For additional details and definitions, see "*Letter Agreements on Board and Committee Representation*" below.

Nominees

Our nominating and corporate governance committee has recommended, and our board of directors has approved the following 12 individuals as nominees for election as directors at the annual meeting:

Frank Blome	**Prof. Dr. Fritz Prinz**
Brad Buss	**Dipender Saluja**
Jeneanne Hanley	**Sebastian Schebera**
Susan Huppertz	**Jagdeep Singh**
Prof. Dr. Jürgen Leohold	**Dr. Siva Sivaram**
Dr. Gena Lovett	**JB Straubel**

For more information concerning the nominees, please see *"Board of Directors and Corporate Governance"*.

If elected, each of the foregoing director nominees will serve as a director until the 2025 annual meeting of stockholders and until his or her respective successor is elected and qualified or until his or her earlier death, resignation or removal.

Each of the director nominees have agreed to serve as directors if elected, and management has no reason to believe that they will be unavailable to serve. In the event a nominee is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for any nominee designated by the present board of directors to fill the vacancy.

Vote Required

Directors are elected by a plurality of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the election of directors. A plurality means that the twelve nominees receiving the highest number of affirmative FOR votes at the annual meeting will be elected as directors. You may (1) vote FOR the election of all of the director nominees named herein, (2) WITHHOLD authority to vote for all such director nominees or (3) vote FOR the election of all such director nominees other than any nominees with respect to whom the vote is specifically WITHHELD by indicating in the space provided on the proxy.

Because the outcome of this proposal will be determined by a plurality vote, any shares not voted FOR a particular nominee, whether as a result of a WITHHOLD vote or a broker non-vote, will have no effect on the outcome of the election.

Recommendation of our Board of Directors

 **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.**

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements for our fiscal year ending December 31, 2024. Ernst & Young LLP served as our independent registered public accounting firm beginning with our consolidated financial statements for the fiscal year ended December 31, 2021.

At the annual meeting, we are asking our stockholders to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024. Our audit committee is submitting the appointment of Ernst & Young LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of Ernst & Young LLP, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our Company and our stockholders. If our stockholders do not ratify the appointment of Ernst & Young LLP, then our audit committee may reconsider the appointment. One or more representatives of Ernst & Young LLP are expected to be present at the annual meeting, and they will have an opportunity to make a statement and are expected to be available to respond to appropriate questions from our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to us by Ernst & Young LLP for our fiscal years ended December 31, 2023 and December 31, 2022 (with dollar amounts below noted in thousands).

	2023	2022
Audit Fees(1)	$2,974	$3,015
Audit-Related Fees(2)	47	--
Tax Fees(3)	179	191
All Other Fees	--	--
Total Fees	**$3,200**	**$3,206**

(1) "Audit Fees" consist of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, reviews of our quarterly consolidated financial statements and related accounting consultations and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years.
(2) "Audit-Related Fees" consist of fees for assurance and related services reasonably related to the performance of the audit or review of our financial statements that are not reported above under the caption "Audit Fees". The fees listed are primarily for information security assessment.
(3) "Tax Fees" consists of indirect (non-income) tax advisory and compliance services (credits and incentives).

Auditor Independence

In each of 2023 and 2022, there were no other professional services provided by Ernst & Young LLP, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of Ernst & Young LLP.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair such accounting firm's independence. Since the adoption of this policy, all services provided by Ernst & Young LLP for our fiscal years ended December 31, 2023 and December 31, 2022 were pre-approved by our audit committee.

Vote Required

The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024 requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Because this is a routine proposal, we do not expect any broker non-votes on this proposal.

Recommendation of our Board of Directors

 **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING DECEMBER 31, 2024.**

PROPOSAL NO. 3
NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Schedule 14A of the Exchange Act, we are asking our stockholders to vote to approve, on a non-binding advisory basis, the compensation of our "named executive officers" as disclosed in accordance with the SEC's rules in the "*Executive Compensation*" section of this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement, as a whole.

The say-on-pay vote is advisory, and therefore not binding on the Company, the compensation committee or the board of directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. The board of directors and the compensation committee value the opinions of our stockholders and to the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the compensation committee will evaluate whether any additional actions are necessary.

2023 Executive Compensation Program

Our board of directors believes that the detailed information provided above and within the "Executive Compensation" section of this proxy statement demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation.

Proposed Resolution

Accordingly, we ask our stockholders to vote "**FOR**" the following resolution at the annual meeting:

"RESOLVED, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

Vote Required

The approval, on a non-binding advisory basis, of the compensation of our named executive officers requires an affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter to be approved. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum. Abstentions will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Broker non-votes will have no effect on the outcome of this proposal. Because this vote is advisory only, it will not be binding on us, our compensation committee or our board of directors. However, we value our stockholders' input and will take the vote into consideration when evaluating executive compensation decisions.

Recommendation of our Board of Directors

 **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF OUR NAMED EXECUTIVE OFFICERS COMPENSATION PURSUANT TO A NON-BINDING ADVISORY VOTE.**

PROPOSAL NO. 4
APPROVAL OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PERMIT THE EXCULPATION OF CERTAIN OFFICERS

Background

Since the mid-1980's the Delaware General Corporation Law (the "DGCL") has permitted Delaware corporations (such as our Company) to limit or eliminate the personal liability of corporate directors for monetary damages resulting from a breach of the fiduciary duty of care, subject to certain limitations. These provisions are referred to as "exculpatory provisions" or "exculpatory protections." Such a provision with respect to our directors already is contained in Article IX of our Amended and Restated Certificate of Incorporation.

Effective August 1, 2022, the DGCL was amended to enable Delaware corporations to provide similar exculpatory protection for certain officers. This decision was due in part to the recognition that both officers and directors owe fiduciary duties to corporations; however, until then, the DGCL only permitted exculpatory protections for directors. In addition, Delaware courts have experienced an increase in litigation in which plaintiffs attempted to exploit the absence of protection for officers to prolong litigation and extract settlements from defendant corporations.

In light of this update in the DGCL, we are proposing to amend our Amended and Restated Certificate of Incorporation to provide for the exculpation of certain of our officers from liability in specific circumstances, as permitted by the DGCL. The amended DGCL permits officer exculpation only for direct claims (and not for, e.g., derivative claims made by stockholders on behalf of the corporation) and does not apply to breaches of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or any transaction in which the officer derived an improper personal benefit. Our proposed amendment would permit exculpation of certain officers only to the extent permitted under the DGCL. Our proposed amendment would also provide that if the DGCL is later amended to authorize the further elimination or limitation of the liability of an officer, then the liability of our officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Corporate Governance Review

After considering the benefits and the consequences of these updates and the recommendation of the nominating and corporate governance committee of our board of directors, our board of directors believes that amending our Amended and Restated Certificate of Incorporation to provide for such exculpation remedies the historically inconsistent treatment of officers and directors under the DGCL, to the fullest extent permitted by the DGCL. Our board of directors also believes that eliminating personal monetary liability for officers under certain circumstances is reasonable and appropriate and will strike a balance between stockholders' interest in accountability and their interest in our Company being able to attract and retain quality officers to work on its behalf. Claims against corporations for breaches of fiduciary duties are expected to continue increasing. Delaware corporations that fail to adopt officer exculpation provisions may experience a disproportionate amount of nuisance litigation and disproportionately increased costs in the form of director and officer liability insurance premiums, as well as diversion of management attention from the business of the corporation. A number of companies have already adopted similar exculpation provisions and our board of directors anticipates that similar exculpation provisions are likely to be adopted by our peers and others with whom we compete for executive talent. Our board of directors is not proposing this amendment in anticipation of any specific litigation confronting the Company or its officers, but is rather making such proposal on a prospective basis to help mitigate potential future harm to the Company and its stockholders.

Taking into account the scope of claims for which an officer's liability would be exculpated under the law, and the aforementioned benefits our board of directors believes would accrue to our Company and our stockholders, the nominating and corporate governance committee of our board of directors, as a result of the ongoing review of our corporate governance policies, has recommended that our board of directors approve the amendment of our Amended and Restated Certificate of Incorporation to permit officer exculpation in certain circumstances. Based on this recommendation and the review and consideration undertaken by our board, our board has unanimously determined and declared that such an amendment is reasonable, advisable and does not unduly impact stockholder rights and, therefore, it is in the best interests of our Company and our stockholders to amend our Amended and Restated Certificate of Incorporation to provide such exculpation to the extent permitted by the DGCL and, in accordance with the DGCL, hereby seeks approval of the amendment of our Amended and Restated Certificate of Incorporation as described herein. However, even if the amendment is approved by our stockholders, our board may, at any time prior to the effectiveness of the filing of the Certificate of Amendment with the Secretary of State of the State of Delaware, abandon the filing of such amendment without further action by our stockholders.

The proposed Certificate of Amendment to the Amended and Restated Certificate of Incorporation reflecting the foregoing amendment is attached as Appendix A to this proxy statement and is incorporated herein by reference.

Proposed Resolution

Accordingly, we ask our stockholders to vote "FOR" the following resolution at the annual meeting (new language is <u>*underlined and italicized*</u> for effect):

"RESOLVED, that the Company's stockholders approve an amendment to the Company's Amended and Restated Certificate of Incorporation to amend and restate Article IX thereof in its entirety, to read as follows:

'ARTICLE IX

To the fullest extent permitted by law, no director <u>*or officer*</u> of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director <u>*or officer (as applicable)*</u>. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director <u>*or officer*</u>, then the liability of a director <u>*or officer*</u> of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment, repeal nor elimination of this Article IX, nor the adoption of any provision of this Amended and Restated Certificate inconsistent with this Article IX, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director <u>*or officer*</u> of the Corporation existing at the time of such amendment, repeal, elimination or adoption of such an inconsistent provision.'"

Vote Required

The approval of the amendment of our Amended and Restated Certificate of Incorporation to permit the exculpation of officers requires the affirmative vote of a majority of the voting power of the outstanding shares of our capital stock entitled to vote on the proposal. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal.

If this Proposal 4 is not approved by the requisite vote of our stockholders, then the Certificate of Amendment will not be filed with the Secretary of State of the State of Delaware and our Amended and Restated Certificate of Incorporation will remain as is.

Recommendation of our Board of Directors

 **OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO PERMIT THE EXCULPATION OF CERTAIN OFFICERS.**

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Composition of our Board of Directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of 12 directors, 9 of whom are independent under the listing standards of the New York Stock Exchange (the "NYSE"). Jagdeep Singh serves as Chairman of our board of directors and Brad Buss serves as our Lead Independent Director. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. At each annual meeting of stockholders, directors will be elected for a term expiring at our next annual meeting of stockholders and until their successors are duly elected and qualified. Each of the nominees has been recommended for nomination by the nominating and corporate governance committee of the board of directors and each of them is currently serving as a director.

Letter Agreements on Board and Committee Representation

On September 2, 2020, we entered into a letter agreement (the "Original Letter Agreement") with Volkswagen Group of America Investments, LLC ("VGA") pursuant to which we would nominate one designee of VGA for election to our board of directors, and from and after the First Closing (as defined under the Series F Preferred Stock Purchase Agreement between us and VGA, dated May 14, 2020), a second designee of VGA. On December 7, 2020, the parties amended and restated the Original Letter Agreement to provide (subject to VGA satisfying certain specified stock ownership thresholds) that (i) in connection with any annual or special meeting of stockholders at which directors will be elected, we will nominate for election to our board of directors two designees of VGA (each, a "VW Director"), and (ii) we shall cause one VW Director to be appointed to the nominating and corporate governance committee of our board of directors, provided that such VW Director fulfills the independence requirements under applicable NYSE rules (as amended, the "VW Director Agreement"). Messrs. Blome and Wiese are the two current VW Directors and Mr. Wiese is a member of the nominating and corporate governance committee, pursuant to the VW Director Agreement. From time-to-time, VGA may replace the VW Directors, subject to the terms of the letter agreement.

On April 18, 2024, our board of directors, upon designation by VGA pursuant to the VW Director Agreement, nominated Mr. Schebera for election as a director at the annual meeting, succeeding Mr. Wiese, who will continue serving as a VW Director and member of the nominating and corporate governance committee up until the annual meeting. As of the date of this proxy statement, Mr. Schebera is not currently expected to be appointed to any committee of the board of directors immediately following his election at the annual meeting.

Board of Directors Diversity Matrix

The nominating and corporate governance committee of our board of directors identifies, reviews and makes recommendations of candidates to serve on our board of directors, and considers director qualifications that include, without limitation, diversity factors such as race, ethnicity, gender, differences in professional background, education, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on our board of directors.

The matrix in the following page highlights key skills, experiences and attributes possessed by our director nominees which our board of directors believes are important to our business and industry. If a director is not listed under a particular skill, experience or attribute, that does not mean that such director does not possess it or is unable to contribute to the decision-making process in that area.

Knowledge, Skills and Experience	Blome	Buss	Hanley	Huppertz	Leohold	Lovett	Prinz	Saluja	Schebera	Singh	Sivaram	Straubel
Public company board experience and corporate governance		●	●			●		●		●	●	●
Executive experience	●	●	●	●	●	●		●	●	●	●	●
Battery and energy technology	●				●		●	●	●	●	●	●
Automotive industry	●	●	●		●	●	●	●	●	●		●
Technology development	●		●		●		●	●	●	●	●	●
Manufacturing, scale-up, operations	●	●	●	●	●	●				●	●	●
Financial	●	●	●	●		●		●	●	●	●	●
Risk management	●	●	●	●	●	●		●	●	●	●	●
HR, compensation		●	●	●	●	●		●	●	●	●	●

Demographics

	Blome	Buss	Hanley	Huppertz	Leohold	Lovett	Prinz	Saluja	Schebera	Singh	Sivaram	Straubel
Company Board Tenure	3	3	2	2	8	2	13	10	0	14	<1	4
Gender	M	M	F	F	M	F	M	M	M	M	M	M
Race/Ethnicity												
Asian/Pacific Islander								●		●	●	
Black/African American						●						
Caucasian	●	●	●	●	●		●		●			●
Hispanic/Latino												
Native American												

Nominees for Director



Director since 2020

Age 55

Board Committees
None

Frank Blome
Independent Director

Current Affiliations
- Chief Executive Officer of PowerCo SE, a battery cell company wholly owned by the Volkswagen Group (since 2022)
- Director of QSV Operations LLC, a joint venture between the Company and VGA (since 2020)
- Current VW Director, as described in the "*Letter Agreements on Board and Committee Representation*" section of this proxy statement

Prior Experience
- Head of the Battery Center of Excellence of Volkswagen AG (2018-2022)
- Member of the supervisory board of PowerCo (2021-2022)
- Chief Executive Officer at Mercedes-Benz Energy GmbH, a subsidiary of the Daimler Group active in the EV battery storage space (2016)
- Chief Executive Officer of LiTec Battery GmbH, a battery cell manufacturing company started as a joint venture between Daimler Group and Evonik Industries AG, a specialty chemicals company (2013-2017)
- Chief Executive Officer of Deutsche Accumotive GmbH & Co KG, a subsidiary of Daimler Group, producing batteries for hybrid and electric vehicles (2009-2017)

Education
- Electrical Engineering, University of Applied Sciences, Bielefeld, Germany

Qualification
- 25 years of professional experience in the automotive industry, with a particular focus on alternative powertrain technologies and battery cell technology



Director since 2020

Age 60

Board Committees
- Audit Committee (Chair)
- Compensation Committee

Brad Buss
Lead Independent Director

Current Affiliations
- Serves on the board of Marvell Technology Group Ltd. (NASDAQ: MRVL), a semiconductor company (since 2018)
- Serves on the board of AECOM (NYSE: ACM), an engineering firm (since 2020)

Prior Experience
- Executive Vice President and Chief Financial Officer of SolarCity Corporation, a solar energy company acquired by Tesla, Inc. (2014-2016)
- Executive, Vice President and Chief Financial Officer of Cypress Semiconductor Corporation (NASDAQ: CY), a semiconductor design and manufacturing company (2005-2014)
- Served on the board of TuSimple Holdings Inc., an autonomous driving technology company (NASDAQ: TSP) (2020-2022)
- Served on the board of Advance Auto Parts, Inc. (NYSE: AAP), an automotive parts and accessories provider (2016-2021)
- Served on the board of Tesla, Inc. (NASDAQ: TSLA), a high-performance electric vehicle company (2009-2019)
- Served on the board of Cavium, Inc., a semiconductor company (2016-2018)
- Served on the board of CafePress Inc., an e-commerce company (2007-2016)

Education
- B.A. in Economics, McMaster University, Canada
- Honors Business Administration degree, University of Windsor, Canada

Qualification
- Leadership and financial expertise
- Experience on the boards of major automotive and other public companies



Director since 2021

Age 51

Board Committees
- Audit Committee
- Compensation Committee

Jeneanne Hanley
Independent Director

Current Affiliations
- Serves on the board of KLA Corporation (NASDAQ: KLAC), a designer, manufacturer, and distributor of solutions for the semiconductor and related electronics industries worldwide (since 2019)
- Serves on the board of Tenneco Corporation, a private automotive components original equipment manufacturer (since 2023)

Prior Experience
- Multiple roles at Lear Corporation (1994-2019), including Senior Vice President and President of the E-Systems Division, Corporate Vice President, Global Surface Materials, Corporate Vice President, Americas Seating Business Unit, Vice President, Global Strategy and Business Development

Education
- B.S. in Mechanical Engineering, University of Michigan
- M.B.A., University of Michigan

Qualification
- 25 years of experience in the automotive industry
- Operational executive of significant business units and divisions serving the global automotive industry
- Expertise in operational execution, performance management, sustainable growth strategy, and leadership and culture



Director since 2022

Age 54

Board Committees
- Audit Committee

Susan Huppertz
Independent Director

Prior Experience
- Chief Supply Chain Officer at Johnson Controls (NYSE: JCI), a designer and manufacturer of building automation and control technologies (2022-2023)
- Chief Manufacturing and Supply Chain Officer at Hubbell Incorporated (NYSE: HUBB), an electronic products designer and manufacturer (2018-2022)
- Vice President, Global Operations at TE Connectivity Ltd (NYSE: TEL), a connectivity and sensor solutions provider (2014-2017)
- 20 years at Siemens AG, an industrial manufacturing conglomerate, including as Senior Vice President Global Manufacturing and Supply Chain Manager of its Water Technologies Business Unit from August (2011-2014), and as Vice President Regional Manufacturing Manager for Europe, Latin America and Middle East for its OSRAM Professional Lighting Business Unit (2008-2011)

Education
- B.A. in Computer Science and Economics, Cornell University
- Dual M.B.A. degrees, Kellogg Graduate School of Management at Northwestern University and Wissenschaftliche Hochschule für Unternehmensführung, Germany

Qualification
- Executive and diversity leadership experience
- Expertise in manufacturing and supply chains



Director since 2015

Age 69

Board Committees
- Compensation Committee (Chair)
- Nominating and Corporate Governance Committee

Prof. Dr. Jürgen Leohold
Independent Director

Prior Experience
- Consultant for Volkswagen AG's research and development (2018-2019)
- Head of the Volkswagen AutoUni, an advanced training and research institution for Volkswagen AG (2012-2017)
- Executive Director of Group Research at Volkswagen AG (2006-2016)

Education
- Dipl.-Ing. degree in Electrical Engineering, Technical University at Hannover, Germany
- Doctoral degree in Electrical Engineering, Technical University at Hannover, Germany
- M.S. in Electrical Engineering, Georgia Institute of Technology

Qualification
- Leadership experience
- Expertise in the energy technology and automotive fields



Director since 2022

Age 61

Board Committees
- Nominating and Corporate Governance Committee (Chair)
- Audit Committee

Dr. Gena Lovett
Independent Director

Current Affiliations
- Serves on the board of AdvanSix Inc. (NYSE: ASIX), a fully integrated manufacturer of nylon 6 resin, chemical intermediates, and ammonium sulfate fertilizer (since 2021)
- Serves on the board of Trex Company, Inc. (NYSE: TREX), a manufacturer of wood-alternative composite decking and railing materials (since 2021)

Prior Experience
- Vice President, Operations, Defense, Space and Security, of The Boeing Company (NYSE:BA), an aerospace manufacturer (2015-2019)
- Global Chief Diversity Officer (2012-2015) and Director, Manufacturing, Forging (2007-2012), of Alcoa Corporation (NYSE: AA), an aluminum manufacturer
- 15 years at Ford Motor Company (NYSE: F), an automotive manufacturer, including as Plant Manager for New Model Programs (2006-2007), and as an Assistant Plant Manager for the Atlanta Assembly (2005-2006)
- Served on the board of Shiloh Industries (NASDAQ: SHLO) (2019-2020)

Education
- B.A. in Criminal Justice, The Ohio State University
- M.B.A., Baker College
- M.S. in Values Driven Leadership, Benedictine University
- Ph.D. in Values Driven Leadership, Benedictine University

Qualification
- 20+ years of leadership experience and operational and manufacturing experience in automotive, heavy forging, and aerospace
- Author of "C-Suite Quotient: The 8 C-Suite Behaviors That Propel a Leadership Culture" (2024)



Director since 2010

Age 74

Board Committees
None

Prof. Dr. Fritz Prinz
Director, Co-founder and Chief Scientific Advisor

Current Affiliations
- Consultant and advisor to the Company
- Member of Management Trust Holding AG's supervisory board
- Professor of Materials Science and Engineering, Professor of Mechanical Engineering, and Senior Fellow at the Precourt Institute for Energy (since 2010)
- Leonardo Professor at the School of Engineering at Stanford University (since 1994)

Education
- Ph.D. in Physics, University of Vienna, Austria

Qualification
- Educational expertise
- Broad insight and research into energy conservation



Director since 2012

Age 59

Board Committees
- Nominating and Corporate Governance Committee

Dipender Saluja
Independent Director

Current Affiliations
- Managing Director of Capricorn Investment Group, an investment firm (since 2006)
- Serves on the board of Joby Aviation, Inc. (NYSE: JOBY) (since 2021)
- Serves on the board of Navitas Semiconductor, Inc. (NASDAQ: NVTS) (since 2021)
- Serves on the boards of several private companies

Prior Experience
- 16 years at Cadence Design Systems, an electronic design company

Qualification
- Extensive investment experience in the technology industry
- Extensive expertise and skills in strategy, finance and management



Director Nominee

Age 47

Board Committees
None

Sebastian Schebera
Director Nominee

Current Affiliations
- Head of the Strategic Partnerships at Volkswagen AG (since 2020)
- Managing Director of Porsche Niederlassung Mannheim GmbH, Volkswagen Group's financial holding (since 2023)
- Serves on the board of a private technology startup (since 2022)
- Member of the European Battery Alliance (since 2019)
- Current VW Director Nominee, as described in the "*Letter Agreements on Board and Committee Representation*" section of this proxy statement

Prior Experience
- Principal at Volkswagen Consulting for strategic projects in technology and operations (2012-2017)
- Engagement Manager at McKinsey & Company, a management consulting firm (2008- 2012)
- Engineer (2004-2005) and Plant Production Manager (2006-2007) at Autoliv Inc., a global automotive safety supplier

Education
- Diploma degree in Mechanical Engineering, Technical University of Dresden, Germany

Qualification
- 20 years of professional experience in the automotive industry
- Expertise in the battery technology field
- Investment advisory and strategic experience



Director since 2010

Age 56

Board Committees
None

Jagdeep Singh
Co-founder and Chairman of the Board

Prior Experience
- Company's President (2010-2023) and Chief Executive Officer (2010-2024)
- Founder and Chief Executive Officer at Infinera Corporation, a telecommunications company (2001-2009)
- Served on the board of Khosla Ventures Acquisition Co. (2021-2022) and Slam Corp. (2021-2022)

Education
- B.S. in Computer Science, University of Maryland College Park
- M.B.A., University of California, Berkeley, Haas School of Business
- M.S. in Computer Science, Stanford University

Qualification
- Perspective and experience as co-founder and long-time CEO of the Company
- Leadership experience in the energy storage industry
- Executive experience across various high-tech industries
- Educational background and strong scientific knowledge



Director since 2024

Age 63

Board Committees
None

Dr. Siva Sivaram
President, Chief Executive Officer and Director

Prior Experience
- Various roles at Western Digital (NASDAQ: WDC) (2016-2023), a data storage solutions provider, including as President, and Executive Vice President, Silicon Technology and Manufacturing
- Executive Vice President, Memory Technology, at SanDisk (2013-2016)
- Founder and CEO of Twin Creek Technologies, an American technology manufacturer specializing in solar model equipment
- Several leadership positions at SanDisk, Matrix Semiconductor, and Intel

Education
- B.S. in Mechanical Engineering, National Institute of Technology, Tiruchi, India
- M.S. in Materials Science, Rensselaer Polytechnic Institute
- Ph.D. in Materials Science, Rensselaer Polytechnic Institute

Qualification
- Decades of experience taking complex emerging technologies into high-volume production, including building factories, establishing and managing partnerships and scaling production across the world
- Executive leadership experience
- Relevant educational background, strong scientific knowledge and connections within the broader high-tech manufacturing industry



Director since 2019

Age 48

Board Committees
None

JB Straubel
Independent Director

Current Affiliations
- Founder and Chief Executive Officer of Redwood Materials Inc., a Nevada-based company working to drive down the costs and environmental footprint of lithium-ion batteries by offering large-scale sources of domestic anode and cathode materials produced from recycled batteries (since 2017)
- Serves on the board of Tesla, Inc. (NASDAQ: TSLA) (since 2023)

Prior Experience
- Co-founded and served as the Chief Technology Officer of Tesla (2005-2019)
- Served on the board of SolarCity Corporation (2006-2016)

Education
- B.S. in Energy Systems Engineering, Stanford University
- M.S. in Engineering, with an emphasis on energy conversion, Stanford University

Qualification
- Technical and manufacturing expertise
- Leadership experience in energy technology companies

Director Independence

Our Class A common stock is listed on the NYSE. As a Company listed on the NYSE, we are required under NYSE listing rules to maintain a board comprised of a majority of independent directors as determined affirmatively by our board of directors. Under NYSE listing rules, a director will only qualify as an independent director if that listed company's board of directors affirmatively determines that the director has no material relationship with such listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with such listed company). In addition, the NYSE listing rules require that, subject to specified exceptions, each member of our audit, compensation and nominating and corporate governance committees be independent. Our corporate governance guidelines define independence in accordance with the independence definition in the applicable NYSE listing rules.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934 (as amended, the "Exchange Act") and NYSE listing rules applicable to audit committee members. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10c-1 under the Exchange Act and NYSE listing rules applicable to compensation committee members.

Our board of directors has undertaken a review of the independence of each of our directors and director nominees. Based on information provided by each such person concerning his or her background, employment, affiliations and business and personal activities, our board of directors has determined that Messrs. Blome, Buss, Saluja, Schebera, Straubel, Wiese, Prof. Dr. Leohold, Mses. Hanley and Huppertz and Dr. Lovett do not have any material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and that each of these directors is an "independent director" as defined under the listing standards of the NYSE. Dr. Siva Sivaram is not considered an independent director because of his position as our current President and CEO. Jagdeep Singh is not considered an independent director because of his status as a co-founder and his former role as our President until September 2023 and CEO until February 2024. Prof. Dr. Fritz Prinz is not considered an independent director because of his status as a co-founder of the Company and technical consulting and advisory services he provides to the Company apart from his board service. In determining the independence of directors, our board of directors has also considered transactions, relationships and other arrangements between our directors, our director nominees and officers and certain of their affiliates, in their individual capacities and not as representatives of our Company, and funds that are not affiliated with our Company.

In making these determinations, our board of directors considered the current and prior relationships that each outside director and director nominee has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each such person, and the transactions involving them described in the section entitled "*Related Person Transactions*." Our board of directors has also considered transactions, relationships and other arrangements between our directors, director nominees and officers and certain of their affiliates, in their individual capacities and not as representatives of our Company, and funds that are not affiliated with our Company. Specifically, our board of directors has considered whether the current or prior roles of Messrs. Blome, Schebera, Wiese, and Prof. Dr. Leohold at VGA or its affiliate, QSV, and the designation of Messrs. Blome and Wiese as VW Directors and the nomination and election of Mr. Schebera as a VW Director following the annual meeting (see *"Letter Agreements on Board and Committee Representation"* above) created a conflict of interest based on the Company's commercial relationship with VGA, including its joint venture with QSV. Our board of directors will continue to take appropriate measures if and when a conflict arises, including limiting access to relevant materials or requesting that such directors recuse themselves from discussion or consideration of matters that may constitute a conflict of interest.

There are no family relationships among any of our directors, director nominees, or executive officers.

Board of Directors Leadership Structure and Role of Lead Independent Director

In February 2024, in connection with our CEO transition, the roles of chairman and CEO were separated: Mr. Singh currently serves as the chairman of our board of directors and served as our President until September 2023 and CEO until February 2024 when Dr. Sivaram assumed the role of our President and then of our CEO and was appointed to our board of directors, respectively. Our corporate governance framework provides our board of directors with flexibility to determine the appropriate leadership structure for the Company, and whether the roles of chairperson, president and chief executive officer should be separated or combined. In making this determination, our board of directors considers many factors, including the needs of the business, our board's assessment of its leadership needs from time to time and the best interests of our stockholders. The board of directors believes that the current structure supports a smooth CEO transition and enables the board and Company to best leverage Mr. Singh's and Dr. Sivaram's strongest talents to promote the continued growth of our business. As CEO, Dr. Sivaram is responsible for developing and overseeing the execution of our business strategy and leading and managing the day-to-day operations of the Company. As our co-founder, non-executive chairman and former CEO, Mr. Singh focuses on board leadership and governance and serves as a liaison between our board of directors and management, working closely with our lead independent director and CEO.

Our board of directors has adopted corporate governance guidelines that provide that the board may appoint one of our independent directors to serve as our lead independent director at any time when the chairperson of our board of directors is not independent, including when our president and chief executive officer serves as the chairman of our board of directors. Because Mr. Singh is our co-founder and was our President and CEO until February 2024, our board of directors has not deemed Mr. Singh to be an independent director and has appointed Mr. Buss to serve as our lead independent director. As lead independent director, Mr. Buss is responsible for calling separate meetings of the independent directors, determining the agenda and presiding over such periodic meetings of our independent directors, serving as a liaison among Dr. Sivaram, Mr. Singh and our independent directors, including reporting to Dr. Sivaram and Mr. Singh regarding feedback from executive sessions, meeting with the CEO and members of senior

management to discuss board agendas, materials and the schedule of meetings, serving as our spokesperson as requested and performing such additional duties as a majority of our independent directors may otherwise determine or delegate. Mr. Buss is also the chair of the audit committee of the board of directors and a member of the compensation committee of the board. Our board of directors believes that Mr. Buss's vast leadership expertise, financial expertise, including from his past roles as chief financial officer of public companies, and experience on the boards of several public companies, including major automotive companies, helps provide strong and independent oversight and effective collaboration among the directors.

Only independent directors serve on the audit committee, the compensation committee, and the nominating and corporate governance committee of our board of directors. As a result of the board of directors' committee system and the existence of a majority of independent directors, the board of directors maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates and corporate governance programs. We believe that the leadership structure of our board of directors, including Mr. Buss's role as lead independent director, as well as the independent committees of our board of directors is appropriate and enhances our board of directors' ability to effectively carry out its roles and responsibilities on behalf of our stockholders, while Mr. Singh's chairman role, aligned with Dr. Sivaram's executive leadership, enables strong leadership at the board of directors and senior management levels, creates clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

Role of Board of Directors in Risk Oversight

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance and reputational risks. Risk assessment and oversight are an integral part of our governance and management processes and we have designed and implemented processes to manage risk in our operations. The board of directors is responsible for overseeing the design and implementation of our strategic plans and for understanding the associated risks and actions that management is taking to manage and mitigate such risks. Management is responsible for assessing and managing risk, including through our Enterprise Risk Management ("ERM") program, subject to oversight by the board of directors. Our board of directors does not currently have or anticipate having a standing risk management committee, but instead administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight, as detailed in the table below.

Board of Directors	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Oversees our corporate management and long-term strategies, monitoring and assessing strategic risk exposure	Oversees our ERM program, considering and discussing our major financial risk exposures and the steps to monitor and control such exposures Reviews guidelines and policies that govern risk assessment, including internal controls, integrity of our financial statements, complaint procedures, and related person transactions Monitors compliance with legal and regulatory requirements Oversees cybersecurity and information security matters	Evaluates our compensation policies and practices on at least an annual basis, including to determine whether such policies and practices encourage excessive risk-taking and if such policies and practices could mitigate any such risk Reviews the relationship between risk management policies and compensation Oversees regulatory compliance with respect to compensation matters affecting the Company	Reviews and assesses our corporate governance practices, our board of directors' structure and composition, and the independence of the board of directors Develops, approves, reviews and monitors compliance with our Code of Conduct, including potential conflicts of interest Oversees our ESG initiatives Reviews succession planning on a periodic basis

Our board of directors believes that taking an active role in the oversight of our corporate strategy and the related risks is appropriate, given our board members' combined breadth and depth of experience, and is critical to ensuring that the long-term interests of the Company and its stockholders are being served. Our board of directors believes its current leadership structure supports the risk oversight function of our board of directors.

Committees of Our Board of Directors

Our board of directors has established the following standing committees of the board: audit committee; compensation committee; and nominating and corporate governance committee. Copies of the charters for each committee are available on our website at *https://ir.quantumscape.com/governance/governance-documents*. The composition and responsibilities of each committee are described below.

The following table provides membership for the board's standing committees as of April 1, 2024:

	Independent	Audit Committee	Compensation Committee	Nominating and Governance Committee
Frank Blome	✓			
Brad Buss 👤	✓	●	⊚	
Jeneanne Hanley	✓	⊚	⊚	
Susan Huppertz	✓	⊚		
Prof. Dr. Jürgen Leohold	✓		●	⊚
Dr. Gena Lovett	✓			●
Prof. Dr. Fritz Prinz		⊚		
Dipender Saluja	✓			⊚
Jagdeep Singh ✪				
Dr. Siva Sivaram				
JB Straubel	✓			
Jens Wiese(1)				⊚

👤 Lead Independent Director

✪ Board Chair

● Committee Chair

⊚ Committee Member

(1) As discussed above under "*Letter Agreements on Board and Committee Representation*", Mr. Wiese will continue serving as a director and member of the nominating and corporate governance committee up until the annual meeting. Upon election by our stockholders at the annual meeting, Mr. Schebera will succeed Mr. Wiese as a director. As of the date of this proxy statement, Mr. Schebera is not currently expected to be appointed to any committee of the board of directors immediately following his election at the annual meeting.

Audit Committee 9 meetings in 2023	Current Members: Brad Buss (Chair), Jeneanne Hanley, Susan Huppertz, Dr. Gena Lovett

Role and Responsibilities:

- selecting, compensating, and overseeing our independent registered public accounting firm;
- evaluating the performance, independence and qualifications of our independent registered public accounting firm and determining whether to retain our existing independent registered public accounting firm or engage a new independent registered public accounting firm;
- reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit and tax services;
- reviewing with the independent auditors and approving the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by us;
- reviewing our annual and quarterly financial statements and reports, including the disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and discussing the statements and reports with our independent auditors and management, and discussing with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
- reviewing our financial reporting processes, and disclosure controls and procedures;
- overseeing the design, implementation and performance of our internal audit function;
- overseeing cybersecurity matters;
- reviewing and discussing with management and the independent auditor the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs and reporting regarding compliance with applicable laws, regulations and internal compliance programs;
- reviewing and providing oversight of any related person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics (the “Code of Conduct”);
- establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting, auditing or other matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters; and
- reviewing and evaluating on an annual basis the charter of the audit committee and performance of such committee and recommending changes as deemed necessary to our board of directors.

Our board of directors has determined that each member of our audit committee meets the requirements for independence of audit committee members under the rules and regulations of the SEC and the listing standards of the NYSE, and is able to read and understand fundamental financial statements in accordance with the NYSE audit committee requirements.

Our board of directors has determined that Mr. Buss qualifies as an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K and meets the financial sophistication requirements of the NYSE rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Compensation Committee 10 meetings in 2023	Current Members: Prof. Dr. Jürgen Leohold (Chair), Brad Buss, Jeneanne Hanley

Role and Responsibilities:

- reviewing and approving the corporate goals and objectives that pertain to the determination of the compensation of our executive officers, including our chief executive officer, and assessing their performance against these goals and objectives;
- reviewing and approving or making recommendations to our board of directors regarding the compensation and other terms of employment of our executive officers, including our chief executive officer;
- reviewing and approving the terms of any employment agreements, severance arrangements, change in control arrangements and any other material arrangements for our executive officers;
- reviewing, approving and administering our employee benefit and equity incentive plans;
- establishing and reviewing the compensation plans and programs of our employees, and ensuring that they are consistent with our general compensation strategy;
- making recommendations to our board of directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by our board of directors;
- monitoring compliance with stock ownership guidelines for the executive officers and non-employee members of the board of directors;

- approving or making recommendations to our board of directors regarding the creation or revision of any clawback policy, and administration of such policy;
- reviewing and making recommendations to our board of directors regarding the type and amount of compensation to be paid or awarded to our outside board members;
- preparing an annual report on executive compensation and reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" in our periodic reports or proxy statements to be filed with the SEC;
- reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;
- reviewing and discussing with management our diversity, talent, and culture strategy including, but not limited to, human capital programs and policies regarding management development, talent planning, diversity and inclusion initiatives, and employee engagement; and
- reviewing and evaluating on an annual basis the compensation committee charter and the performance of such committee and recommending changes as deemed necessary to our board of directors.

Our board of directors has determined that each member of our compensation committee meets the requirements for independence for compensation committee members under the rules and regulations of the SEC and the listing standards of the NYSE. Each member of the compensation committee is also an outside director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The charter of the compensation committee permits the committee to delegate any or all of its authority when it deems it appropriate and in the best interests of our Company and when such delegation would not violate applicable law, regulation or NYSE or SEC requirements. In addition, the compensation committee has the authority under its charter to retain or obtain the advice of compensation consultants, independent legal counsel and other advisors.

Since 2020, our compensation committee has been responsible for making all executive compensation determinations. In 2023, Mr. Singh worked closely with the compensation committee in managing the executive compensation program and attended most meetings of the compensation committee other than those meetings in which his own compensation was discussed and deliberated on. As such, he did not participate in the determination of his own compensation.

In 2023, our compensation committee retained Compensia, Inc. ("Compensia") as our independent compensation consultant to advise the compensation committee with respect to director and executive officer compensation.

Nominating and Corporate Governance Committee 4 meetings in 2023	Current Members: Dr. Gena Lovett (Chair), Prof. Dr. Jürgen Leohold, Dipender Saluja, Jens Wiese[1]
Role and Responsibilities: • reviewing and assessing and making recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members; • identifying, reviewing and making recommendations of candidates to serve on our board of directors; • considering our board of directors' leadership structure, including the separation of the chairman and chief executive officer roles and/or appointment of a lead independent director of our board, either • permanently or for specific purposes, and making such recommendations to our board of directors; • developing and reviewing periodically policies and procedures for considering stockholder nominees for election to our board of directors and evaluating • nominations by stockholders of candidates for election to our board of directors; • evaluating the "independence" of directors and director nominees against the independence requirements of the NYSE, applicable rules and regulations of the SEC and other applicable laws; • reviewing our succession planning process for our chief executive officer and other members of our executive management team; • evaluating the current size, composition and organization of our board of directors and its committees and making recommendations to our board of directors for approvals; • recommending to our board of directors any changes to the corporate governance guidelines and corporate governance framework	• oversight of ESG matters and review of ESG report; • reviewing issues and developments related to corporate governance and identifying and bringing to the attention of our board of directors current and emerging corporate governance trends; • overseeing director orientation for new directors and continuing education for our directors; • evaluating the performance of our board of directors and its committees and individual directors and determining whether continued service on our board of directors is appropriate; • reviewing and monitoring compliance with our Code of Conduct, and reviewing possible, actual and potential conflicts of interest of our board members and officers other than related person transactions reviewed by our audit committee; • advising the board of directors on management and stockholder proposals on corporate governance matters and overseeing management's engagement with stockholders and proxy advisory firms; • administering policies and procedures for communications with the non-management members of our board of directors; and • reviewing annually the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to our board of directors, including undertaking an annual review of its own performance.

(1)   As discussed above under "*Letter Agreements on Board and Committee Representation*", Mr. Wiese will no longer serve on our board of directors or any committees thereof in connection with the annual meeting. Upon election by our stockholders at the annual meeting, Mr. Schebera will succeed Mr. Wiese as a director. As of the date of this proxy statement, Mr. Schebera is not currently expected to be appointed to any committee of the board of directors immediately following his election at the annual meeting.

Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence for nominating and corporate governance committee members under the listing standards of the NYSE.

Attendance at our Board of Directors and Stockholder Meetings

During our fiscal year ended December 31, 2023, our board of directors held 6 meetings. Each director, except for Mr. Blome due to unforeseen conflicts communicated to the Company in advance, attended at least 75% of the aggregate of (1) the total number of meetings of the board of directors held during the period for which he or she has been a director and (2) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

We encourage, but do not require, our directors to attend our annual meeting of stockholders. All of our directors at that time attended the 2023 annual meeting of stockholders.

Executive Sessions of Outside Directors

To encourage and enhance communication among outside directors, and as required under applicable NYSE rules, our corporate governance guidelines provide that the outside directors will meet in executive sessions without management directors or management present on a periodic basis. In addition, if any of our outside directors are not independent directors, then our independent directors will also meet in executive sessions on a periodic basis. These executive sessions are chaired by Mr. Buss, our lead independent director.

Considerations in Identifying and Evaluating Director Nominees

Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating potential director nominees. In its evaluation of director candidates, including the current directors eligible for re-election, our nominating and corporate governance committee will consider the current size and composition of our board of directors and the needs of our board of directors and the respective committees of our board of directors and other director qualifications. While our board has not established minimum qualifications for board members, some of the factors that our nominating and corporate governance committee considers in assessing director nominee qualifications include, without limitation, issues of character, professional ethics and integrity, judgment, business acumen and experience, proven achievement and competence in one's field, the ability to exercise sound business judgment, tenure on the board and skills that are complementary to the board, an understanding of our business, an understanding of the responsibilities that are required of a member of the board, other time commitments and diversity, and with respect to diversity, such factors as race, ethnicity, gender, differences in professional background, education, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on our board. Although our board of directors does not maintain a specific policy with respect to board diversity, our board of directors believes that the board should be a diverse body, and the nominating and corporate governance committee considers a broad range of perspectives, backgrounds and experiences.

In addition to the process described above, our nominating and corporate governance committee also nominates two individuals designated by VGA as required under the VW Director Agreement. Messrs. Blome and Wiese are the two current VW Directors pursuant to the VW Director Agreement. On April 18, 2024, our board of directors, upon designation by VGA pursuant to the VW Director Agreement, nominated Mr. Schebera for election as a VW Director at the annual meeting, succeeding Mr. Wiese, who will continue serving as a VW Director and member of the nominating and corporate governance committee up until the annual meeting. If our nominating and corporate governance committee determines that an additional or replacement director is required, then the committee may take such measures as it considers appropriate in connection with its evaluation of a director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the committee, board or management. In determining whether to recommend a director for reelection, our nominating and corporate governance committee also considers the director's past attendance at meetings, participation in and contributions to the activities of the board and our business and other qualifications and characteristics set forth in the charter of our nominating and corporate governance committee.

After completing its review and evaluation of director candidates, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection. Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors and our board of directors has the final authority in determining the selection of director candidates for nomination to our board.

Stockholder Recommendations and Nominations to our Board of Directors

Our nominating and corporate governance committee will consider recommendations and nominations for candidates to our board of directors from stockholders in the same manner as candidates recommended to the committee from other sources, so long as such recommendations and nominations comply with our amended and restated certificate of incorporation and Bylaws, all applicable company policies and all applicable laws, rules and regulations, including those promulgated by the SEC. Our nominating and corporate governance committee will evaluate such recommendations in accordance with its charter, our Bylaws and the director nominee evaluation process described above.

A stockholder that wants to recommend a candidate to our board of directors should direct the recommendation in writing by letter to our corporate secretary at QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110, Attention: Corporate Secretary. Such recommendation must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and us and evidence of the recommending stockholder's ownership of our capital stock. Such recommendation must also include a statement from the recommending stockholder in support of the candidate. Our nominating and corporate

governance committee has discretion to decide which individuals to recommend for nomination as directors.

Under our Bylaws, stockholders may also directly nominate persons for election to our board of directors at the annual meeting of stockholders. Any nomination must comply with the requirements set forth in (i) our Bylaws, as amended from time to time, (ii) our applicable SEC filings, including our proxy statements, (iii) and the rules and regulations of the SEC. All nominations should be submitted to our corporate secretary in the manner required by the applicable sections of our Bylaws.. To be timely for our 2025 annual meeting of stockholders, nominations must be submitted in accordance with the deadlines discussed below under "*Other Matters-Stockholder Proposals or Director Nominations for 2025 Annual Meeting.*"

Communications with the Board of Directors

Pursuant to our Policies and Procedures for Stockholder Communications to Independent Directors, stockholders and other interested parties wishing to communicate directly with our independent or non-management directors, may do so by writing and sending the correspondence to our Chief Legal Officer by mail to our principal executive offices at QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110. Our Chief Legal Officer, in consultation with appropriate directors as necessary, will review all incoming communications and screen for communications that (1) are solicitations for products and services, (2) relate to matters of a personal nature not relevant for our stockholders to act on or for our board of directors to consider and (3) matters that are of a type that are improper or irrelevant to the functioning of our board of directors or our business, for example, mass mailings, job inquiries and business solicitations. If appropriate, our Chief Legal Officer will route such communications to the appropriate director(s) or, if none is specified, then to the chairperson of the board of directors. These policies and procedures do not apply to communications to non-management directors from our officers or directors who are stockholders or stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act.

Stockholder Engagement

We recognize the benefits of maintaining a robust dialogue with stockholders, which is why we are committed to stockholder engagement and maintain a quarterly stockholder outreach program as described below.

Quarterly outreach program	Our CEO, CFO, Chief Marketing Officer, Head of Investor Relations, and other members of management regularly participate in: • Post-earnings calls with sell-side analysts • Engagement with interested investors • Broker-sponsored, non-deal roadshows • Investor conferences Our lead independent director also participates in certain calls with select stockholders.
2023 engagement	• Met with approximately 120 institutional investors of all sizes in 1 on 1, small group and large group setting • Attended 9 investor conferences
Topics discussed	• Technical progress • Commercialization roadmap • Production scale-up • Competitive landscape • ESG matters
Feedback	Engagements enable us to better understand our stockholders' priorities, perspectives and positions, build meaningful relationships over time with our stockholders, and obtain valuable feedback that helps inform our decisions and our strategy throughout the year. Relevant feedback is also shared with our board of directors and/or respective committees, as applicable.

As an innovator of next-generation battery technology and a participant in an extremely competitive industry, it is not always easy for the investing public to understand the technical details of how our solid-state lithium-metal battery technology works and how our technology compares to other offerings in the market. Accordingly, as a public company, we are committed to educating the investing public on how our technology works and how we plan on scaling up and commercializing. We have done so through the publication of various resources in fiscal year 2023 – in addition to the four quarterly shareholder letters issued in connection with our earnings calls, we hosted two public educational webinars that have since garnered over 15,000 views, and published three blog posts and white papers in important aspects of our technology.

Policy Prohibiting Hedging or Pledging of Securities

Under our Insider Trading Policy, our employees, including our executive officers, and the members of our board of directors are prohibited from, directly or indirectly, among other things, (1) engaging in short sales, (2) trading in publicly-traded options, such as puts and calls, and other derivative securities with respect to our securities (other than stock options, restricted stock units and other compensatory awards issued to such individuals by us), (3) purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity securities granted to them by us as part of their compensation or held, directly or indirectly, by them, (4) pledging any of our securities as collateral for any loans and (5) holding our securities in a margin account.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our board of directors has adopted corporate governance guidelines. Our corporate governance guidelines address, among other items, the qualifications and responsibilities of our directors and director candidates, the structure and composition of our board of directors and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted our Code of Conduct, applicable to all of our employees, executive officers and directors, as well as our contractors, consultants and agents. The full text of our corporate governance guidelines and Code of Conduct are available on our website at *https://ir.quantumscape.com/governance/governance-documents*. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct, including regularly reviewing and updating our Code of Conduct for

regulatory and best practices updates, and must approve any waivers of the Code of Conduct for employees, executive officers and directors. Any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website. In February 2023, our board of directors, upon recommendation of the nominating and corporate governance committee and as part of its annual corporate governance review cycle, approved certain amendments to our Code of Conduct.

Sustainability

Our mission is to revolutionize energy storage to enable a sustainable future. More specifically, our goal has been to build the world's best batteries, as measured by energy density, power density (charge time), cycle life, and safety. We have focused first on the transformation of the electrification of the automotive powertrain, an application that we believe represents both an important part of the solution to the emissions problem as well as an opportunity to create tremendous value over the coming decades. We also recognize that our solid-state battery technology has applicability in other markets including stationary storage and consumer electronics and we intend to explore opportunities in those areas as appropriate. This mission and our focus on ESG matters promote the long-term interests of our stockholders, while strengthening our board of directors' and management's accountability.

Our board of directors' primary duty is to oversee our corporate strategy, which includes its oversight of how environmental and social issues may impact the long-term interests of our stockholders. In addition, our nominating and corporate governance committee provides direct board oversight on ESG factors that are connected to our strategic business initiatives. ESG at QuantumScape is governed from the most senior levels to each of our employees, as we believe achievement of operational excellence is intrinsically tied to how responsibly we run our business. As a leader in the development of next generation solid-state lithium-metal batteries, we focus on ESG issues such as the environmental impact of our product, workplace health and safety, and employee development. We formed a sustainability working group at the direction of our board of directors to evaluate our commitment to ESG issues and develop our comprehensive strategy. Our most recent ESG report published in September 2023 is available on our website at *quatumscape.com/esg*.

Environmental	Social	Governance
• Product lifecycle management Natural resource use • Waste generation • GHG emissions	• Human capital management • Diversity, equity and inclusion • Occupational health and safety • Data protection and cybersecurity • Product safety • Product quality	• ESG governance Board composition Ethics and compliance • Supply chain management

Environmental Product Impact

Compared with conventional lithium-ion batteries, our battery technology is designed to enable significant benefits to battery capacity, cycle life, fast charging and safety, while minimizing cost. We believe these benefits will provide significant value to our customers and to drivers, allowing them to switch to EVs without requiring difficult compromises. Because our technology has the potential to address key pain points, by extending vehicle range and enabling ~15-minute fast charging, we believe our battery technology will deliver an EV experience that is significantly more competitive with fossil fuel vehicles than what today's EVs can achieve with conventional batteries. Speeding the transition to electric vehicles has important effects on the ability of the world to meet the goals of the Paris Climate Accords but reducing the carbon dioxide emissions of transportation is only one of the environmental benefits of electrification. Combustion vehicles have a significant negative impact on air quality in cities due to emissions of harmful pollutants such as nitrogen oxides and particulate matter. These emissions may lead to increased rates of asthma and other respiratory diseases, as well as a host of other health burdens that are still being understood. The impacts of air pollution also tend to fall disproportionately on low-income and marginalized communities. We believe our product can play a key role in reducing the effects of air pollution on people, the broader environment and the global ecosystem.

Responsible Product Design and Recyclability

We can further strengthen the environmental value of our technology by designing our batteries to do more with less material, have a longer useful life, and retain utility in second-life applications. Eliminating the anode host material in our batteries reduces the need to extract resources – both natural and synthetic graphite extraction or production are carbon intensive and their supply chains present multiple ESG concerns, and offers improved recyclability — the graphite anode and polymer separator are some of the least recyclable parts of a conventional lithium-ion battery cell. In contrast, when our battery reaches end of life, the material constituents are potentially largely recyclable, and we are now investing resources to develop the processes with the goal of returning such materials to useful applications and help build a circular economy. In 2022, we entered into an agreement to recycle certain of our battery components. Recycling of our manufacturing scrap has allowed us to divert large amounts of battery component and consumable materials away from waste streams and into the circular economy. In 2023, we recycled more than 30,000 pounds of these materials. Our products maximize our positive environmental contributions across their lifecycle, also meeting the demands of our environmentally conscious partners and customers.

Product Safety

The goal of our solid-state lithium-metal battery technology is to power society's transition away from fossil fuels. However, an important component of improved sustainability is improved safety. With current batteries, many abuse conditions can result in fires, including malfunctions that can result in overcharging and battery damage from accidents. To reduce these risks, flammable components in today's lithium-ion EV batteries need to be replaced with non-flammable equivalents. The nonflammable, noncombustible ceramic solid-state electrolyte-separator in our batteries replaces typical organic polymer separators found in traditional lithium-ion cells, which we believe will substantially reduce the risk of fire and thermal runaway events.

Supply Chain

Our long-term goal is to measure and continuously improve upon the environmental performance of our company based on our energy consumption, water consumption, GHG and air emissions, waste generation and ecological impacts that can accrue across our value chain, during raw material extraction, manufacturing, transportation, and distribution. We are investing in systems, processes, and the team to make progress on this goal. In 2022, we formalized our supplier code of conduct, which is published to our website at *www.quantumscape.com/supplier-code-of-conduct*. As we begin to solidify the types and amounts of materials we will need, and choose longer-term supply chain partners, we will analyze and target areas of risk and opportunity in our supply chain that we can influence, prioritizing partners who have high standards for environmental sustainability or who are willing to improve their practices.

Workplace Health and Safety

We seek to manage environmental, health and safety risks via a sophisticated environment, health and safety system, including engineering controls, policies, procedures, training, monitoring, audits and a proactive culture. Our proactive approach focuses on the prevention of injuries and regulatory compliance. We continue to scrutinize, evaluate and monitor safety hazards, such as potential chemical exposures, through job hazard analyses, enhanced by our emergency response teams. We further enable our employees to identify potential safety hazards through trainings and a responsible reporting rewards program.

Human Capital Management

Our business benefits tremendously from the strength of our team, which is built on the training, ability, experience and cultural fit of its individual members. But hiring is only the first step in the process. We invest in our team so they can continue to develop their talents and capabilities, broaden their experience, and achieve their full potential at QuantumScape. Our team has approximately 850 team members. In 2023, we shifted our focus from headcount growth to resource efficiency and optimization.

We support talent development for all our employees through a combination of on-the-job learning, formal training, individualized education, and development opportunities, complemented by our performance management system. As we expand our team, we balance a promote-from-within philosophy with the need to recruit top talent from a range of different industries and all over the world. We are implementing management development programs to help leaders engage and develop their team members.

We believe growth and performance result from investing in our employees across a broad spectrum of training, development, and career advancement, but there is also an important role for compensation to reward and retain valuable team members. We balance the need for internal pay equity with the necessity for market-leading compensation as we grow and compete for talent. Bonuses, RSUs, and an employee stock purchase offerings are important ways for us to reward our employees for their performance and ensure that they participate in the success of the business. 100% of our full-time regular employees hold equity in our Company.

Diversity, Equity and Inclusion

Our Company is built on innovation, which requires people with different skills, experiences, and perspectives working collaboratively to develop new ways of approaching persistent problems. Our culture of innovation is sustained and bolstered only when everyone feels welcome, accepted, and valued.

We are always mindful of what we promote when we promote. We seek to promote fair and equitable hiring and promotion processes and year-over-year improvements in diverse representation. Some of our actions to achieve this includes:

- Delivering management training for our senior leaders.
- Implementing job leveling framework to ensure candidates are assessed against a consistent set of criteria, complemented by structured interview training provided to managers.
- Making certain that our commitment to equal hiring and promotion opportunities is substantiated with equal pay for equal work, by conducting an annual internal pay equity analysis to identify any weaknesses.

Data Protection and Security

We proactively identify, monitor, and manage data security risks in order to prevent breaches or material vulnerabilities. We provide employee training at onboarding and on an annual basis to enhance our security, and we deploy third-party penetration tests and use adaptive behavioral algorithms as well as malware signatures to monitor anomalous behavior.

Ethics and Compliance

Our board of directors has adopted a Code of Conduct available on our website at *https://ir.quantumscape.com/governance/ governance-documents*. It serves as a guide, and we expect those it covers to use good judgment and adhere to the high ethical standards to which we are committed. Our Code of Conduct is designed to deter wrongdoing and promote fair and accurate financial reporting, compliance with applicable laws, rules and regulations, prompt internal reporting of violations of the Code of Conduct and any of our policies and procedures, honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest, and a culture of honesty and accountability.

We also have a Global Anti-Bribery and Anti-Corruption Policy ("Anti-Corruption Policy") dedicated to fostering and maintaining the highest ethical standards in each jurisdiction in which we conduct business. We have a zero-tolerance policy and therefore all forms of bribery and corruption regardless of whether they involve a public official or a private person are prohibited. Our Anti-Corruption Policy complements our Code of Conduct in guiding employees and other company representatives in understanding concepts and activities that are prohibited by anti-bribery and anti-corruption laws.

Both our Code of Conduct and our Anti-Corruption Policy are applicable to all of our officers, directors and employees, as well as our consultants, agents, contractors, business partners and any other third-party representatives acting on our behalf. We encourage the report of potential or suspected violations to our compliance officer or via our whistleblower hotline and also prohibit any form of retaliation against good-faith reports.

REPORT OF THE AUDIT COMMITTEE

The audit committee is a committee of the board of directors comprised solely of independent directors as required by the NYSE listing rules and the rules and regulations of the SEC. The audit committee operates under a written charter adopted by the board of directors. This written charter is reviewed annually for changes, as appropriate. With respect to QuantumScape's financial reporting process, QuantumScape's management is responsible for (1) establishing and maintaining internal controls and (2) preparing QuantumScape's consolidated financial statements. QuantumScape's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of QuantumScape's consolidated financial statements. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare QuantumScape's financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited consolidated financial statements with management and Ernst & Young LLP;

- discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC; and

- received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Ernst & Young LLP its independence.

Based on the review and discussions noted above, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in QuantumScape's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the board of directors:

Brad Buss (Chair)
Jeneanne Hanley
Susan Huppertz
Dr. Gena Lovett

This audit committee report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed incorporated by reference into any prior or subsequent filing by QuantumScape under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent QuantumScape specifically requests that the information be treated as "soliciting material" or specifically incorporates it by reference.

EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers as of April 1, 2024.

Name	Age	Position(s)
Dr. Siva Sivaram	63	President, Chief Executive Officer and Director
Dr. Timothy Holme	42	Chief Technology Officer and Co-Founder
Dr. Mohit Singh	45	Chief Development Officer
Kevin Hettrich	42	Chief Financial Officer
Michael McCarthy	58	Chief Legal Officer and Head of Corporate Development



Dr. Siva Sivaram
President since 2023 and, Chief Executive Officer and Director since 2024

For the biography of Dr. Siva Sivaram, please see "*Board of Directors and Corporate Governance — Nominees for Director.*"



Dr. Timothy Holme
Co-Founder and Chief Technology Officer since 2011

Prior Experience
- Research Associate at Stanford University (2008-2011)

Education
- B.S. in Physics, Stanford University
- M.S. in Mechanical Engineering, Stanford University
- Ph.D. in Mechanical Engineering, Stanford University



Dr. Mohit Singh
Chief Development Officer since 2015

Prior Experience
- QuantumScape's Vice President, Development
- Co-founder and CTO, Seeo Inc (acquired by Bosch GmbH)
- Corporate Research, Arkema
- Post doctorate research in Chemical Engineering at the Lawrence Berkeley National Laboratory for the University of California, Berkeley

Education
- B. Tech in Chemical Engineering, Indian Institute of Technology Bombay, India
- Ph.D. in Chemical and Biomolecular Engineering, Tulane University

Dr. Mohit Singh is not related to Jagdeep Singh.



Kevin Hettrich
Chief Financial Officer since 2018

Prior Experience
- QuantumScape's Vice President of Business Operations (2016-2018), Senior Director of Finance and Product Management (2014-2016), Director of Product Management (2013-2014), and Manager of Product Management (2012-2013)
- Private Equity Associate of Bain Capital, an investment firm (2007-2009)
- Business Analyst at McKinsey & Company, a management consulting firm (2004-2007)

Education
- B.A. in Economics, Pomona College
- M.B.A., Stanford Graduate School of Business
- M.S. in Environment and Resources, Stanford University



Michael McCarthy
Chief Legal Officer since 2013 and Head of Corporate Development since 2018

Prior Experience
- Several roles at Infinera Corporation (2003-2013), including as Chief Legal Officer, General Counsel and Chief Administrative Officer
- Senior Vice President and General Counsel of Ciena Corporation, a network strategy and technology company (1997-2003)

Education
- B.A. in Mathematical Economics, Colgate University
- J.D., Vanderbilt University Law School

EXECUTIVE COMPENSATION

This section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the Summary Compensation Table below.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the material principles governing our executive compensation policies and decisions, and the material elements of compensation awarded to, earned by or paid to our named executive officers. In addition, we explain how and why the compensation committee determined the specific compensation elements that comprised the 2023 executive compensation program.

Our named executive officers for 2023 were:

- Jagdeep Singh, our President until September 2023 and Chief Executive Officer until February 2024 (our "CEO");
- Dr. Siva Sivaram, our President since September 2023 and President and Chief Executive Officer since February 2024 (our "President");
- Kevin Hettrich, our Chief Financial Officer;
- Dr. Tim Holme, our Chief Technology Officer; and
- Dr. Mohit Singh, our Chief Development Officer.

The information in this Compensation Discussion and Analysis provides perspective and narrative analysis relating to, and should be read along with, the executive compensation tables that follow.

2023 Executive Compensation Highlights

2023 marked the beginning of QuantumScape's transformation from prototype to product, starting with the shipment of our first A0 prototype cells in late 2022 and continuing in 2023 with the development and demonstration of the key component-level improvements needed to go to market: higher cathode loading, an efficient commercial packaging design, and an improved and more scalable electrolyte-separator process. Over 2023, we also achieved other important milestones that set the foundation for the Company's future growth: our best-performing A0 prototype cell shipped in late 2022 achieved more than 1,000 full cycle equivalents with 95% discharge energy retention in testing in the labs of PowerCo (Volkswagen's battery manufacturing arm), we bolstered our balance sheet with a public follow-on offering, strengthened relationships with OEM partners, and announced the first planned commercial product, QSE-5. We expect our transformation to continue in 2024, as we aim to commence low-volume QSE-5 prototype production in 2024, with plans for scaling up to higher volumes by 2025.

For 2023, the compensation of our named executive officers was consistent with our compensation philosophy and objectives described below with increased emphasis on long-term performance-based compensation in the form of PSUs (as defined below) to provide an additional level of alignment of interests between our named executive officers and our stockholders while incentivizing our executives to drive the Company's growth.

Our named executive officers were each eligible for base salary, annual incentive bonus, and equity awards in the form of long-term incentive RSU grants which, in 2023, started to include performance-based RSUs ("PSUs") vesting upon achievement of certain corporate milestones, as described below. In 2023, we maintained the annual incentive bonus target and increased the base salary of our named executive officers corresponding to a 14.3% increase in the base salary of our CEO and a 4.4% increase in the base salary of the other named executive officers, to continue the transition to market-competitive executive cash compensation levels in light of the transformational period the Company began in 2023 and the competitive market for executive talent. Our named executive officers also received a mix of time-based and performance-based equity awards (RSUs and PSUs) for both their annual refresh equity award (except for our CEO as described below) and their 2023 Bridge Equity Program award (as described below).

The compensation committee of the board of directors decided to implement the 2023 Bridge Equity Program to provide sustained motivational and retention incentives for senior employees and key contributors, including our CEO and the other named executive officers, in light of then current macroeconomic market conditions affecting our stock price and as part of a holistic assessment of our named executive officers' equity compensation. The 2023 Bridge Equity Program consisting of a mix of RSUs and PSUs implemented the compensation committee's strategy to increase emphasis on long-term performance-based compensation. Due to his significant EPA Program (as described below) award in 2021, our CEO did not receive equity refresh awards in 2022 or 2023, but he received the 2023 Bridge Equity Program award in the same form as the other named executive officers (consisting of RSUs and PSUs), as described below.

This section describes and discusses how, in 2023, our compensation committee increased the focus of our overall executive compensation program on long-term performance-based compensation dependent upon corporate performance, and therefore "at risk," to align the interests of our executives with our stockholders.

The following chart shows the various components of the compensation of our CEO and other named executive officers over the past fiscal year, and further demonstrates our philosophy of aligning executive compensation with Company performance and shareholder interests.



CEO
Base Salary
8%
Long-term incentive PSUs
33%
Long-term incentive RSUs
59%
92%
At Risk Compensation

Other NEOS
Base Salary
7%
Long-term incentive PSUs
31%
Long-term incentive RSUs
62%
93%
At Risk Compensation

CEO Transition

In September 2023, we welcomed our new President, Dr. Sivaram, who joined us to oversee the Company's technology and manufacturing groups and bring deep expertise in the production and scale up of high complexity hardware to the Company. The compensation terms of Dr. Sivaram's offer letter dated July 25, 2023 (the "Offer Letter") were approved by our compensation committee in alignment with our compensation philosophy and objectives for 2023, including the granting of equity awards consisting of a mix of RSUs and PSUs as described below.

Dr. Sivaram's onboarding was the first step of a year-long president and chief executive officer succession planning initiated in early 2023 by Mr. Singh in consultation with our board of directors, and completed in February 2024, upon the appointment of Dr. Sivaram as the Company`s Chief Executive Officer and as a member of our board of directors, effective February 15, 2024. In connection with Dr. Sivaram's appointment as Chief Executive Officer and upon recommendation of our compensation committee, the board of directors approved certain changes to Dr. Sivaram's compensation arrangements to align his compensation to his increased responsibilities in such new role. The compensation changes included an increase to his base salary and annual incentive bonus target and the granting of an equity award consisting of a mix of RSUs and PSUs, as described in the Current Report on Form 8-K filed with the SEC on February 14, 2024.

In connection with the above, our board of directors also accepted Mr. Singh's request to transition out from his role as the Company's Chief Executive Officer effective February 15, 2024, and confirmed that Mr. Singh would continue in his capacity as the chairman of our board of directors. Mr. Singh had served as the Company's Chief Executive Officer and chairman of the board of directors since he co-founded the Company in 2010. On February 15, 2024, the following changes to Mr. Singh's compensation became effective:

- Mr. Singh no longer received any compensation for his service as a Company employee or Chief Executive Officer, other than the 2023 annual corporate bonus (as described below)
- The stock options granted to Mr. Singh under the 2021 EPA Program (as described below) terminated in accordance with its terms in connection with his transition away from the Chief Executive Officer role
- All of Mr. Singh's other outstanding equity awards continued to vest in accordance with their terms, subject to his continuing to serve as a service provider to the Company
- Mr. Singh has waived any further participation in the standard compensation arrangements for non-employee directors under the Company's Director Compensation Policy (as described below)

Compensation Philosophy and Objectives

The overall objective of our executive compensation program is to link executive compensation to the performance of our Company, and to motivate our executives, including our named executive officers, to make a long-term commitment to our success. As a development stage Company with no revenue to date, our focus has been to link executive compensation with operational performance of the Company, including product development, production planning, scale-up and manufacturing, and sales/customer, among others.

Our executive compensation program is designed with a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe provide appropriate incentives to retain and motivate our named executive officers, other senior executives and management team and help to achieve success in our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our executive compensation program seeks to achieve this objective by ensuring that we can:

- Reward and retain talented executives, who possess proven experience, knowledge, skills, and leadership;
- Motivate our executives by giving them a stake in our growth and prosperity and encouraging their continued service; and
- Align the interests of stockholders and named executive officers without creating an incentive for inappropriate risk-taking.

Based on this philosophy, we have designed our executive compensation program at levels we consider market competitive to encourage the achievement of strong overall results, particularly ambitious long-term financial and operational objectives.

Executive Compensation Policies and Practices

We endeavor to maintain compensation policies and practices that are consistent with sound governance standards. We believe it is important to provide competitive compensation packages and a high-quality work environment in order to hire, retain and motivate key personnel. Our compensation committee evaluates our executive compensation program on an ongoing basis to ensure that it is consistent with our short-term and long-term goals given the nature of the market in which we compete for key personnel.

The following policies and practices were in effect during 2023:

Long-Term "At-Risk" Performance-Based Compensation	In 2023, a portion of each of the equity awards granted to our named executive officers as annual refresh grants, bridge equity awards, or new hire awards were performance-based RSUs and therefore "at risk," dependent upon corporate performance, to align the interests of our executives with our stockholders.
Annual Executive Compensation Review	Our compensation committee conducts an annual review and approval of our compensation strategy, including a review of our compensation peer group used for comparative purposes.
Independent Compensation Committee	Our compensation committee is comprised solely of independent directors who have established effective means for communicating with each other and with our stockholders, and implementing their executive compensation ideas, as well as addressing their concerns.
Independent Compensation Consultant	Our compensation committee engaged its own compensation consultant, Compensia, a national compensation consulting firm, to assist with its 2023 compensation review and analysis.
Minimal Perquisites and Special Benefits	Our executives are eligible to participate in broad-based Company-sponsored retirement, health and welfare benefits programs on the same basis as our other full-time, salaried employees. At this time, we provide limited perquisites and other personal benefits to our executives and certain senior employees. Other than a 401(k) plan, we do not provide any other retirement benefits to employees, including our named executive officers.
No "Golden Parachute" Tax Reimbursements	We do not provide any tax reimbursement payments (including "gross-ups") on any tax liability that our executives might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code (the "Code").
No Hedging and Pledging	Our Insider Trading Policy prohibits our employees, including our executive officers and the members of our board of directors, from hedging any Company securities, from pledging any Company securities as collateral for any loan or as part of any other pledging transaction, or from holding any Company common stock in margin accounts.
No "Single-Trigger" Change-in-Control Arrangements	Our named executive officers are not eligible for payments and benefits that are payable solely as a result of a change-in-control in the Company. All change-in-control payments and benefits are based on a "double-trigger" arrangement (that is, they require both a change-in-control of our Company plus an involuntary termination of employment before payments and benefits are paid).
Clawback Arrangements	In 2023 we adopted clawback arrangements with our executive officers to recover erroneously awarded incentive-based compensation received after October 2, 2023 in the event that we have to prepare accounting restatements due to our material noncompliance with any financial reporting requirement under the securities laws. In addition, the terms of the awards under the EPA Program (as described below) provide for recovery of such awards under certain circumstances, including in the case of a recipient's perpetration of common law fraud or a recipient's misconduct that is materially injurious to the business reputation of, or is otherwise materially injurious to, any member of the Company group.
Stock Ownership Guidelines	Our directors and executive officers are subject to stock ownership guidelines. See "—*Other Compensation Policies—Stock Ownership Guidelines*" for a description of our stock ownership guidelines.
No Timing Grants to Release of Material Nonpublic Information	We do not have a policy or practice to time equity grants based on the release of material nonpublic information.

Compensation-Setting Process

Role of Compensation Committee

Each year, our compensation committee conducts a review of our executive compensation program and related policies and practices. Our compensation committee assesses the prior year performance of the Company and our executives, and establishes (a) a bonus plan, including metrics and related target levels for the year, applicable to all of our eligible employees, including our named executive officers, (b) annual equity award guidelines for all of our eligible employees and grants for our executives, including our named executive officers, and (c) the base salary of our executives, including our named executive officers. In determining the compensation of the members of our executive team, including our named executive officers, for 2023, our compensation committee reviewed the compensation arrangements, including base salary, target bonus opportunities and annual equity awards, of our executives and considered an analysis of competitive market data prepared by Compensia, as well as our overall strategic business plan. Market data was used primarily as a reference point for measuring the competitive marketplace, and was one factor among others, used by our compensation committee in determining executive compensation. Other factors our compensation committee considers in making its executive compensation decisions include input from our chief executive officer, chief legal officer, and chief of human resources operations (except with respect to their own compensation), core responsibilities and criticality of role, past individual performance and expected future contributions, the vesting status and value of outstanding equity awards, and internal pay equity based on the impact of business and performance.

Role of Management

In carrying out its responsibilities, our compensation committee works with members of our management, including our chief executive officer, chief legal officer, and chief of human resources operations. In 2023, these members of management assisted our compensation committee in developing our executive annual bonus plan based on metrics that contain appropriately rigorous goals and target levels. Our chief executive officer provides recommendations on compensation matters for our employees in general and all of his direct reports, including our named executive officers. Our chief executive officer, chief legal officer, and chief of human resources operations usually attend compensation committee meetings. No members of management participate in compensation committee deliberations or decisions regarding their own compensation and none of them are present when their own compensation is determined.

Role of Compensation Consultant

Compensia has been engaged by and serves as our compensation committee's compensation consultant. Compensia reviews the compensation arrangements of our executives and generally assists our compensation committee in analyzing executive and employee compensation, and the compensation of the non-employee members of our board of directors. Compensia provides support for our compensation committee by attending committee meetings, providing recommendations regarding the composition of our compensation peer group, analyzing competitive compensation data and formulating recommendations for executive and non-employee director compensation. Our compensation committee also requests specific analyses to assist our compensation committee in the design and structure of our executive and non-employee director compensation programs.

Our compensation committee has determined that the work of Compensia does not raise any "conflict of interest" in accordance with Item 407(e)(3)(iv) of Regulation S-K and the listing standards of the NYSE.

Competitive Positioning

In setting executive compensation, our compensation committee uses publicly available data on the compensation policies and practices of comparable publicly traded companies as a reference to understand the competitive market for executive talent. With respect to decisions regarding the 2023 compensation of our executives, including our named executive officers, our compensation committee reviewed an analysis prepared by Compensia of competitive market data derived from a group of companies in the information technology, industrial and consumer sectors, including manufacturing automobiles and automobile components, with complex products and/or operations related to the electronic vehicle clean energy industries within a specific selection criteria, which included, but was not limited to, a 30-day average market capitalizations of between approximately 0.25x to 4.0x of our 30-day average market capitalization. As approved by our compensation committee on October 18, 2022, the following companies comprised our compensation peer group for 2023:

Ballard Power Systems	Power Integrations
Bloom Energy	Solid Power
BorgWarner	SunPower
Cognex	Sunrun
First Solar	Teradyne
Lear	Thor Industries
Lumentum Holdings	Trimble
Lyft	Virgin Galactic Holdings
Monolithic Power Systems	Visteon
Plug Power	

The compensation committee has determined that our compensation peer group for 2023 comprise companies that, at the time of such determination, were our potential competitors in the senior-executive labor market and capital market and had similar growth and performance potential.

Our compensation committee used the competitive market data derived from the compensation peer group as a reference in the course of its review and evaluation of our executive compensation program and in making decisions regarding executive compensation in 2023, but did not benchmark the compensation for our executives, including our named executive officers, to any particular level or against any specific member of the peer group. The competitive market data is useful to understand market practice and to provide a general context for the compensation committee decisions, especially as we operate in a highly competitive and rapidly evolving market. Our compensation committee determines the nature and the extent of the use of market data, which varies by executive. Actual compensation is based on multiple factors criteria as described above under "*Role of Compensation Committee*".

2023 Compensation Overview

Our executive compensation program for 2023 consisted of the following principal compensation elements:

Component	Objective and Description
Base salary	Base salary is a customary, fixed element of compensation intended to attract and retain our executives, including our named executive officers, and compensate them for their day-to-day efforts. Our compensation committee reviews base salary every year, as well as at the time of a promotion or other change in responsibilities, and considers each executive's performance, prior base salary level, competitive market data, breadth of role, and the other factors described in the "*Compensation Setting Process—Role of Compensation Committee*" section above.
Annual incentive bonuses	Our compensation committee establishes annual incentive compensation opportunities under our bonus plan. Our bonus plans are designed to motivate and reward our executives, including our named executive officers, to perform to the best of their abilities and to achieve our corporate financial, operational, and strategic objectives. The initial 2021 and the 2022 bonus plans payouts were made in cash. Our compensation committee decided to pay out the 2023 bonus in the form of fully vested RSUs to align with the Company's objective to conserve cash.
Long-term incentive RSU grants	We use equity awards to incentivize and reward our executives (including our named executive officers) for long-term corporate performance based on the value of our Class A common stock and, thereby, to align the interests of our executives with those of our stockholders. We grant full value awards for shares of our common stock, or awards without a purchase price, such as restricted stock unit ("RSU") awards. In 2023, we also granted PSUs (RSUs with vesting subject to continued service and the achievement of performance milestones) to our named executive officers.
Long-term incentive option grants	In 2021, our compensation committee, board of directors and stockholders approved the EPA Program, a performance-based equity incentive program for our key employees and executives, including our named executive officers, as described in more detail below under "*Equity Compensation—2021 Extraordinary Performance Award Program.*" These performance-based stock options remained outstanding and unvested in 2023 and consequently impacted the compensation committee's decision-making regarding additional equity grants to the executive officers in 2023 under the 2023 Bridge Equity Program.

Base Salary

In February and March 2023, our compensation committee reviewed the base salary of our executives, including our then named executive officers in light of the transformational period the Company began in 2023 and the competitive market for executive talent, and in line with its continued intention to align executive total target cash compensation with competitive market levels. The following table sets forth the 2023 annual base salary, each effective April 1, 2023, for each of our named executive officers as approved by our compensation committee in February 2023, except for our CEO, whose base salary was approved by our board of directors in April 2023, and our President, whose compensation terms were approved by our compensation committee in July 2023 in connection with his Offer Letter.

Name	2022 Base Salary	Increase	2023 Base Salary*
Jagdeep Singh	$700,000	14.3%	$800,000
Kevin Hettrich	$450,000	4.4%	$470,000
Dr. Siva Sivaram(1)	---	---	$500,000
Dr. Tim Holme	$450,000	4.4%	$470,000
Dr. Mohit Singh	$450,000	4.4%	$470,000

* Effective April 1, 2023.
(1) Dr. Sivaram joined the Company as President on September 11, 2023.

Annual Incentive Compensation

Annual Incentive Bonus

In February and March 2023, our compensation committee reviewed the target annual incentive bonus opportunities for each of our executives, including each of our named executive officers, taking into consideration each executive's total target annual incentive compensation, and consistent with its general intention that our executives' total target cash compensation be market-competitive, the breadth of his or her responsibilities and the other factors described in the "*Compensation Setting Process—Role of Compensation Committee*" section above. In 2023, our compensation committee and board of directors maintained the same target annual incentive bonus percentage as 2022 for our named executive officers, including our CEO. In July 2023, the compensation committee approved Dr. Sivaram's target annual incentive bonus at 80% of his 2023 eligible earnings, as part of his Offer Letter.

The target annual incentive bonus of our named executive officers for 2023 was:

Name	2023 Target Annual Incentive Bonus (% of actual 2023 eligible earnings)
Jagdeep Singh	100%
Kevin Hettrich	50%
Dr. Siva Sivaram(1)	80%
Dr. Tim Holme	50%
Dr. Mohit Singh	50%

(1) Dr. Sivaram joined the Company as President on September 11, 2023.

2023 Bonus Plan Design and Achievement

The 2023 corporate bonus plan (the "2023 Bonus Plan") was designed with the intent to incentivize our employees, especially our named executive officers, to achieve ambitious results, with the inclusion of "stretch" goals (as described below) and allowing the overachievement of goals for a total payout of up to 150% of each participant's target bonus. The compensation committee also decided to pay out the 2023 bonus in the form of fully vested RSUs under the Company's 2020 Equity Incentive Plan (the "2020 Plan") to align with the Company's objective to conserve cash. Other design considerations for the 2023 Bonus Plan included to reduce complexity as compared to the prior year's bonus plan and provide for two six-month measurement periods (January-June and July-December) with potential earlier interim payout to all participants in the 2023 Bonus Plan based on the number of goals achieved in the first measurement period.

In February 2023, the compensation committee approved the establishment of the 2023 Bonus Plan based on the achievement of up to 14 corporate goals across various areas, including product development, manufacturing operations, and customers. Of the 14 corporate goal, six were designated as "stretch" goals due to their higher level of difficulty or ambition to achieve during 2023. The achievement of each goal during 2023 (including stretch goals) corresponds to a payout of 12.5% of the applicable target bonus for each eligible employee, including our named executive officers, translating to 100% payout if eight goals are achieved and a maximum payout of 150% if 12 or more goals are achieved.

Goals Achieved by Measurement Date	Payout of Target Bonus	
1	12.5%	← Threshold payout
2	25.0%	
3	37.5%	
4	50.0%	
5	62.5%	
6	75.0%	
7	87.5%	
8	100.0%	← Target payout
9	112.5%	
10	125.0%	
11	137.5%	
12+	150.0%	← Maximum payout

As a development stage company with no revenue to date, our focus has been to link compensation with developmental progress and operational performance of the Company. While we do not disclose the specifics of our actual goals due to competitive reasons, the goals were designed to enable the achievement of our public goals discussed in our quarterly shareholder letters for 2023. The table below provides additional descriptions on the general nature of some of these goals:

Functional Area	Nature of Goals*	Total Number of Goals (Stretch Goals)	Number of Goals Achieved (Stretch Goals)
Product development	Production of cells with higher cathode capacity loading; baseline production of films using higher throughput processes; new cell component and packaging features optimized for energy density; further improvement of our solid-state battery technology	9 goals (3 stretch)	4 goals (1 stretch)
Production planning and manufacturing	Establish plans for equipment procurement, supply chain and manufacturing; completion of designs and installations of equipment, commencement of certain manufacturing processes	3 goals (2 stretch)	2 goals (1 stretch)
Sales/Customer	Engagement with prospective customers	2 goals (1 stretch)	2 goals (1 stretch)
TOTAL		**14 goals (6 stretch)**	**8 goals (3 stretch)**

*The descriptions are illustrative of the nature of the goals and not intended to be a comprehensive summary of all the goals for the applicable functional area. For competitive reasons, the specifics of the goals are not disclosed.

The 2023 Bonus Plan provided for an interim payout based on the number of goals achieved by June 30, 2023 and target bonus amount based on eligible earnings from January 1 until June 30, 2023, and a final payout based on the aggregate number of goals achieved by December 31, 2023 and target bonus amount based on full year 2023 eligible earnings, reduced by the amount of interim payout, if any. The 2023 Bonus Plan was designed to be paid out in the form of fully vested RSUs under our 2020 Plan to align with the Company's objective to conserve cash. The number of RSUs awarded as interim and final bonus payouts were calculated based on the closing market price of our Class A common stock on each interim and final RSU grant dates, and each interim and final payouts' RSUs vested immediately on their respective grant dates. The final number of shares received by each participant was subject to sale-to-cover transactions effected to satisfy withholding tax obligations.

In 2023, we achieved two goals by June 30, 2023 resulting in an interim payout of 25% of each participant's target bonus, and an additional six goals, totaling eight out of 14 goals, were achieved by December 31, 2023 resulting in a final payout of 100% of each participant's target bonus for 2023. Three of the eight goals achieved were stretch goals. The interim 2023 bonus payout was made in August 2023 and the final 2023 bonus payout was made in February 2024.

The table below shows the aggregate dollar values and number of RSUs received as bonus payouts by our named executive officers under the 2023 Bonus Plan:

Name	2023 Bonus Plan Payout ($)*	2023 Bonus Plan Payout (# of shares)**
Jagdeep Singh	$773,074	119,072
Kevin Hettrich	$232,306	35,775
Dr. Siva Sivaram(1)	$115,384	17,889
Dr. Tim Holme	$232,306	35,775
Dr. Mohit Singh	$232,306	35,775

* As disclosed in the "2023 Summary Compensation Table" below. These amounts represent the aggregate grant-date fair value of awards granted to each named executive officer, computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for a discussion of the grant-date fair value of our equity awards.
** Reflects the aggregate number of shares received as interim payout in August 2023 and final payout in February 2024.
(1) Dr. Sivaram joined the Company as President on September 11, 2023.

Equity Compensation

2023 Bridge Equity Program

In January 2023, the compensation committee reviewed and approved a proposal for a bridge equity program under the 2020 Plan designed to provide sustained motivational and retention incentives for senior employees and key contributors, including our named executive officers, in light of then current macroeconomic market conditions affecting our stock price. The compensation committee considered the 2023 Bridge Equity Program as part of a holistic assessment of equity compensation to our named executive officers, including the value of the EPA Program established in 2021, as described below, and the refresh equity awards that are granted annually, as described below.

The compensation committee implemented its strategy to increase emphasis on long-term performance-based compensation with the 2023 Bridge Equity Program, introducing time-based and performance-based RSU awards as a retention tool as they vest based on continued service and achievement of certain corporate performance milestones over time and their value is directly linked to stock price, therefore rewarding executive officers for sustained growth and aligning their interests directly with those of our stockholders.

The bridge equity award is divided into time-based RSUs (60%) vesting quarterly over a three year-period subject to the recipient's continuing to be a service provider through such vesting date, and performance-based RSUs (40%) vesting subject to the Company's achievement of four corporate milestones (the "2023 PSU Milestones"), with each 2023 PSU Milestone corresponding to 25% of the performance-based RSUs and vesting on the quarterly vesting date immediately following certification by the compensation committee of such milestone achievement, so long as each such milestone is achieved before May 2026 and the recipient's continuing to be a service provider through such vesting date. The 2023 PSU Milestones are not specifically disclosed due to competitive reasons, but generally consist of technical development demonstration and prototype battery cell delivery goals.

The table below lists the bridge RSU awards that our named executive officers received in 2023, as approved by our compensation committee in January 2023 and, with respect to our CEO, as approved by our board of directors in April 2023:

2023 Bridge RSU Awards			
Name	Target Value ($)	Number of Time-Based RSUs* (60%)	Number of Performance-Based RSUs* (40%)
Jagdeep Singh	n/a	600,000	400,000
Kevin Hettrich	$2,500,000	227,963	151,976
Dr. Siva Sivaram(1)	—	—	—
Dr. Tim Holme	$2,500,000	227,963	151,976
Dr. Mohit Singh	$2,500,000	227,963	151,976

* Calculated based on the trailing 20-day volume weighted average price of the Company's Class A common stock, except for the bridge equity award to Mr. Singh, which was approved by our board of directors, upon recommendation of our compensation committee, in number of RSUs and not target value.
(1) Dr. Sivaram joined the Company as President on September 11, 2023.

The grant date fair values of the bridge equity awards granted to our named executive officers are included in the "Stock Awards" column of the 2023 Summary Compensation Table and in the 2023 Grants of Plan-Based Awards Table below.

Refresh Equity Awards

The compensation committee grants refresh equity awards to our named executive officers generally on an annual basis. These awards are made under the 2020 Plan and are designed to motivate and reward executive officers to deliver

against the Company's performance goals, support the retention of top talent, and create ownership alignment with stockholders. The compensation committee does not benchmark equity compensation at any particular level versus the competitive market data, however it considers total cash and equity compensation peer group data for each role in the determination of individual refresh equity awards to our named executive officers.

In April 2023, our compensation committee approved long-term incentive equity refresh grants to our executive officers, including our named executive officers, except for our CEO, in the form of time-based (80%) and performance-based (20%) RSUs. The compensation committee decided to grant these time-based and performance-based RSU awards as a retention tool as they vest based on continued service and achievement of certain corporate performance milestones over time and their value is directly linked to stock price, therefore rewarding executive officers for sustained growth and aligning their interests directly with those of our stockholders. The amount of the refresh awards varied among the executive officers after taking into account the value of unvested equity awards already held by them, including the EPA Program and 2023 Bridge Equity Program awards, their relative contributions during 2022, and anticipated levels of responsibility for key corporate objectives in 2023. In 2023, the refresh equity awards were set well below our peer group median for our named executive officers primarily due to the 2023 Bridge Equity Program approved in Q1 2023. In 2022 and 2023, our compensation committee elected to forego refresh equity grants for our CEO in light of the grants awarded under the EPA Program in 2021 and Bridge Equity Program in 2023.

The table below lists the refresh RSU awards that our named executive officers received in 2023:

2023 Refresh RSU Awards			
Name	Target Value ($)	Number of Time-Based RSUs* (80%)	Number of Performance-Based RSUs* (20%)
Jagdeep Singh(1)	—	—	—
Kevin Hettrich	$1,273,979	134,280	33,569
Dr. Siva Sivaram(2)	—	—	—
Dr. Tim Holme	$1,291,822	136,160	34,040
Dr. Mohit Singh	$1,291,822	136,160	34,040

* Calculated based on the trailing 20-day volume weighted average price of the Company's Class A common stock.
(1) Mr. Singh did not receive refresh equity grants due to the grants awarded to him under the EPA Program and 2023 Bridge Equity Program.
(2) Dr. Sivaram joined the Company as President on September 11, 2023.

These time-based RSU awards vest on equal quarterly installments over a four-year period starting on August 15, 2023, subject to the recipient's continuing to be a service provider through the applicable vesting date. The performance-based RSU awards vest upon the achievement of the 2023 PSU Milestones, with each 2023 PSU Milestone corresponding to 25% of the performance-based RSUs and vesting on the quarterly vesting date immediately following certification by the compensation committee of such milestone achievement, so long as each such milestone is achieved before May 2026 and the recipient's continuing to be a service provider through such vesting date. The 2023 PSU Milestones are the same as the ones for the PSUs granted to our named executive officers under the 2023 Bridge Equity Program and are not specifically disclosed due to competitive reasons.

The grant date fair values of the refresh equity awards granted to our named executive officers are included in the "Stock Awards" column of the 2023 Summary Compensation Table and in the 2023 Grants of Plan-Based Awards Table below.

New-Hire Equity Awards

New hire equity awards are generally determined based on our internal equity grant guidelines and through arm's-length negotiations at the time of hire. For executive officer roles, the compensation committee does not benchmark new hire equity compensation at any particular level versus the competitive market data, however it considers total cash and equity compensation peer group data for each role in the determination of individual new hire equity awards. In making these awards, we consider, among other things, the prospective role and responsibility of the individual executive, competitive factors, the expectations concerning the size of the equity award, the cash compensation to be received by the executive, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

In July 2023, our compensation committee approved Dr. Sivaram's Offer Letter and, in October 2023, following his onboarding as the Company's President, our compensation committee approved the granting of his new-hire long-term incentive equity award in the form of time-based (50%) and performance-based (50%) RSUs, and a one-time signing bonus equity award in the form of time-based RSUs in consideration of his forfeited equity grants from his prior employer. The compensation committee decided to grant these time-based and performance-based RSU awards to attract, retain, and incentivize Dr. Sivaram, as they vest based on continued service and achievement of certain corporate performance milestones over time and their value is directly linked to stock price, therefore rewarding

Dr. Sivaram for sustained growth and aligning his interests directly with those of our stockholders.

The table below lists the new hire and signing bonus RSU awards that Dr. Sivaram received in 2023 upon joining the company as President:

	2023 President Awards	
	Target Value ($)	Number of RSUs*
New Hire Time-Based RSUs	$2,250,000	333,333
New Hire Performance-Based RSUs	$2,250,000	333,333
Signing Bonus	$2,000,000	296,296
Total	**$6,500,000**	**962,962**

* Calculated based on the trailing 20-day volume weighted average price of the Company's Class A common stock.

25% of the new hire time-based RSU awards vest on August 15, 2024 and the remaining vest in equal quarterly installments over a four-year period thereafter, subject to his continuing to be a service provider through the applicable vesting date. The performance-based RSU awards vest upon the achievement of the 2023 PSU Milestones, with each 2023 PSU Milestone corresponding to 25% of the performance-based RSUs and vesting on the quarterly vesting date immediately following certification by the compensation committee of such milestone achievement, so long as each such milestone is achieved before May 2026 and Dr. Sivaram continuing to be a service provider through such vesting date. The signing bonus RSUs vest in equal quarterly installments over a two-year period starting on November 15, 2023, subject to Dr. Sivaram continuing to be a service provider through the applicable vesting date. The 2023 PSU Milestones are the same as the ones for the PSUs granted to the named executive officers under the 2023 Bridge Equity Program and annual refresh awards and are not specifically disclosed due to competitive reasons.

The grant date fair values of the new hire equity awards granted to Dr. Sivaram are included in the "Stock Awards" column of the 2023 Summary Compensation Table and in the 2023 Grants of Plan-Based Awards Table below.

In addition, we may grant equity awards to our executives when our compensation committee determines that such awards are necessary or appropriate to recognize corporate and individual performance, in recognition of a promotion, or to achieve our retention objectives. Consistent with our compensation objectives, we believe this approach helps to ensure that the interests of the members of executive team are aligned with those of our stockholders and that we are able to attract and reward our top talent. We currently plan to continue using RSU awards, including performance-based RSU awards, to deliver long-term incentive compensation opportunities to our executives.

2021 Extraordinary Performance Award Program

In 2021, our compensation committee designed, in consultation with Compensia, and our board and shareholders approved, the Extraordinary Performance Award Program (the "EPA Program"), a performance-based equity incentive program for our key employees and executives, including our named executive officers. Our compensation committee developed the EPA Program because it recognized that achieving our mission requires that our leadership and key contributors remain dedicated to the Company throughout the decade and that the organization be inspired to "think big" about achieving large scale deployment of the technology as rapidly as possible.

The EPA Program provides stock option grants to our executives, including our named executive officers, and other key selected service providers, that vest over five equal tranches, each covering 20% of the shares subject to the grants. Each of the five tranches vest only if the Company first achieves a new business milestone from one of 11 identified business milestones, and then achieves the next applicable stock price target ($60, $120, $180, $240 and $300), within 10 years of the initial grants. Relative to the closing stock price of $24.91 for our Class A common stock on October 21, 2021 (the date that our board of directors approved the final EPA Program), these prices represent price increases of 141%, 382%, 623%, 863%, and 1,104%, respectively. Relative to the closing stock price of $6.95 for our Class A common stock on December 31, 2023, these prices represent price increases of 763%, 1,627%, 2,490%, 3,353%, and 4,217%, respectively.

Tranche	Business Milestone Requirement	Stock Price Target
1	Achievement of 1 business milestone	$60
2	Achievement of 2 business milestones (inclusive of the business milestone applicable to Tranche 1)	$120
3	Achievement of 3 business milestones (inclusive of the business milestones applicable to Tranche 2)	$180
4	Achievement of 4 business milestones (inclusive of the business milestones applicable to Tranche 3)	$240
5	Achievement of 5 business milestones (inclusive of the business milestones applicable to Tranche 4)	$300

The EPA Program design ensures that actual business accomplishments are driving sustained stock price performance, rather than market conditions or short-term stock exuberance. Generally, the stock price for the purposes of assessing the stock price target will be the 120-day trailing average closing price (based on trading days), but a stock price target will not be achieved unless the trailing average closing price of the last 30 trading days of such 120-trading day period also meets or exceeds the applicable stock price target. For a stock price target for any given tranche to be achieved, the last day of the 120-day measurement period must occur on or after the date that the requisite number of business milestones have been achieved for such tranche. Furthermore, in order to vest in any tranche, the participant generally must continue to provide service through the date of vesting in the same position, or a similar or higher role, as when the options under the EPA Program are granted. Once a business milestone has been achieved, that business milestone will be considered achieved, even if later the Company does not maintain performance at that level.

The 11 business milestones are as follows:

Business Milestones
● Delivery of an A-sample battery cell that meets specifications agreed upon with an automaker
● The validation by an auto maker of a completed B-sample battery cell (a B-sample battery cell is a functional, complete battery cell prototype produced from our pre-pilot or sample production line)
● Delivery of at least 1-gigawatt hour (GWh) of battery cells to a single customer
● Delivery of at least 3-gigawatt hour (GWh) of battery cells to each of three or more customers, with at least one of such customer being an auto maker
● $5 billion in GAAP revenue over a period of trailing four quarters
● $10 billion in GAAP revenue over a period of trailing four quarters
● Total cumulative battery cell production of 500 GWh
● Total cumulative battery cell production of 1,000 GWh
● Adjusted EBITDA margin of at least 25% over four consecutive quarters
● 10% of worldwide market share in automotive battery cells (excluding China)
● 20% of worldwide market share in automotive battery cells (excluding China)

* To permit flexibility in how the business develops, the production and market share targets include cells manufactured by the Company and its subsidiaries, joint ventures and licensees, and by cell makers who incorporate separators manufactured by or under license from the Company.

Our board of directors and compensation committee consider the stock price targets and business milestones to be challenging goals. As of December 31, 2023, one business milestone has been achieved; however, because no stock price target has been achieved, no shares have vested to date.

As part of the EPA Program design process, our compensation committee and board of directors sought to balance a variety of important objectives, including:

- Aligning our key service providers' interests with those of the Company and our other stockholders;
- Motivating our key service providers to deliver sustainable and significant stockholder value through the achievement of ambitious performance milestones;
- Ensuring that the EPA Program is linked to performance and will not vest (and therefore not be of any value to recipient) unless all of our stockholders benefit from significant value creation; and
- Incentivizing our named executive officers and our other key service providers to continue to contribute to the Company over the long-term.

The compensation committee recognized, and the board of directors agreed, that to retain the world-class team that the Company had assembled, it must continue to provide attractive near-term compensation and equity grants. However, to provide additional focus on the Company's long-term stockholder and business objectives, it believes the addition of the EPA Program is in the best interests of the stockholders. With those objectives in mind, the EPA Program was designed as a program for extraordinary performance that only pays out for each tranche if there has been achievement of both significant operational goals and significant value created for stockholders.

Our compensation committee approved the EPA Program because it represents pay-for-performance, requires a long-term commitment by our named executive officers and other selected key service providers, aligns the compensation of our named executive officers and other selected key service providers with value creation for all stakeholders, including employees, customers and stockholders, and provides substantial challenges required to motivate high-ranking executives to produce maximum growth.

The EPA Program was approved at our 2021 annual meeting of stockholders by approximately 96% of the votes cast by disinterested shares (i.e., shares of common stock that were not beneficially owned, directly or indirectly, by members of the Company's management eligible to receive awards under the EPA Program).

The table below lists the option awards under the EPA Program that our named executive officers received in 2021:

Name	Options Awarded under the EPA Program
Jagdeep Singh	8,399,133*
Kevin Hettrich	419,956
Dr. Tim Holme	839,913
Dr. Mohit Singh	839,913

* The stock options granted to Mr. Singh under the 2021 EPA Program terminated in accordance with its terms, in connection with his transition away from the chief executive officer role.

The grant date fair values of the options granted to our named executive officers under the EPA are listed in the "Option Awards" column of the 2023 Summary Compensation Table below.

Welfare and Other Employee Benefits

We provide benefits to our executives, including our named executive officers, on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; voluntary critical illness insurance; short-and long-term disability insurance; and a health savings account to those participating in a high deductible health plan.

We provide a tax-qualified Section 401(k) plan for all employees, including the named executive officers. We do not provide a match for participants' elective contributions to the 401(k) plan, nor do we provide to employees, including our named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, nonqualified deferred compensation plans, and nonqualified defined contribution plans.

Perquisites

Our executives, including our named executive officers, are eligible to participate in the same benefit and perquisite programs as our other employees, except that our named executive officers and certain other senior employees are eligible for a financial consulting and planning service sponsored by the Company.

Executive Letter Agreements

We do not have formal employment agreements with any of our named executive officers. Each of our named executive officers other than our CEO have entered into employment offer letters with us at the time of his hire or promotion, as the case may be, setting forth their respective initial compensation, that the named executive officer's employment is "at will", and also including customary confidentiality, non-solicitation and intellectual property assignment provisions.

Severance Arrangements

Change in Control and Severance Agreements

In late 2020, our compensation committee determined it was appropriate to design a program that provides for certain payments and benefits in the event of a qualifying termination of employment, including a termination of employment in connection with a change in control of the Company. Our compensation committee believes that such a program enables selected employees, including our named executive officers, to maintain their focus and dedication to their responsibilities to help maximize stockholder value by minimizing distractions due to the possibility of an involuntary termination of employment or a termination of employment in connection with a potential change in control of the Company. We also believe that these arrangements further our interest in encouraging retention among our named executive officers.

In March 2021, our board approved a change in control and severance program. We have entered into a change in control and severance agreement, or a CIC Agreement, with each of our executive officers, including our named executive officers.

The CIC Agreements require us to make specific payments and benefits in connection with the termination of an executive officer's employment under certain circumstances. These change in control agreements superseded any other agreement or arrangement relating to severance benefits with these executive officers or any terms of their option agreements related to vesting acceleration or other similar severance-related terms.

The CIC Agreements will remain in effect for an initial term of three years. At the end of the initial term, each CIC Agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 90 days prior to the date of the automatic renewal. The CIC Agreements also acknowledge that each of these named executive officers is an at-will employee, whose employment can be terminated at any time. In order to receive the severance benefits described below, each of these named executive officers is obligated to execute a release of claims against us.

For change in control provisions under our EPA Program, see *"Compensation Tables–Potential Payments upon Termination or Change in Control"* below.

Other Compensation Policies

Compensation Recovery Policy

In October 2023, our compensation committee reviewed and approved a compensation recovery policy (the "Clawback Policy"), designed to comply with, and will be interpreted in a manner consistent with, Section 10D of the Exchange Act and the applicable rules of the NYSE. Under the Clawback Policy, the Company will recover certain incentive-based compensation erroneously awarded (the "Excess Compensation") to a current or former Section 16 officer of the Company, as defined in Rule 16a-1(f) under the Exchange Act (a "Covered Officer"), in the event of an accounting restatement. Unless an exception applies, the Company will recover reasonably promptly from each Covered Officer the Excess Compensation received by such Covered Officer in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws as provided in the Clawback Policy. Furthermore, under the Clawback Policy, the Company is prohibited from indemnifying any Covered Officer against the loss of Excess Compensation and from paying or reimbursing a Covered Officer for purchasing insurance to cover any such loss.

With respect to options granted under the EPA Program, we are entitled to recover the option and any compensation previously paid to or profits realized by a participant with respect to the participant's option, in the event that we determine that there was (i) any willful, material violation by the participant of any law or regulation applicable to the business of any Company group member, (ii) the participant's conviction for, or plea of guilty or no contest to, a felony or a crime involving moral turpitude, (iii) any willful perpetration by the participant of a common law fraud or (iv) any other misconduct by the participant which is materially injurious to the business reputation of, or is otherwise materially injurious to, any Company group member.

Additionally, our 2020 Plan and Employee Incentive Compensation Plan permit us to implement additional compensation recoupment provisions.

Stock Ownership Guidelines

We adopted stock ownership guidelines for directors and executive officers of the Company, which became effective as of April 21, 2022. These guidelines require that, subject to certain exceptions, the directors and executive officers own common stock with a value equal to at least:

- in the case of non-employee directors, three times the value of his or her annual retainer for service on the board of directors (not including any additional fees received for committee service, lead independent director service, or meeting attendance);
- in the case of the chief executive officer, five times the value of his or her annual base salary;
- in the case of each other executive officer, three times the value of his or her annual base salary.

Such ownership levels must be satisfied by the later of the fifth anniversary of the effective date of the guidelines or five years after a person becomes a director or executive officer. After the end of the applicable five-year phase-in period, unless and until a director or executive officer has satisfied his or her applicable level of ownership, he or she is required to retain an amount equal to 50% of the shares received as the result of the exercise, vesting or payment of any equity awards after any shares are sold or withheld, as the case may be, to (i) pay any applicable exercise price for an equity award or (ii) satisfy withholding tax obligations arising in connection with the exercise, vesting or payment of an equity award; provided, that this requirement does not apply with respect to any trading plans established under Rule 10b5-1 under the Securities Act that were in effect (and not amended) prior to the effective date of these guidelines.

Our compensation committee is responsible for monitoring compliance with these guidelines and periodically reviewing such guidelines. Each of our executive officers and directors is currently either in compliance with these guidelines or is in the applicable phase-in period for compliance.

Derivatives Trading, Hedging and Pledging Policy

Pursuant to our Insider Trading Policy, our employees, including the members of our executive team and the members of our board of directors, are prohibited from engaging in transactions involving derivative securities or otherwise that would hedge the risk of ownership of our equity securities and from pledging our equity securities as collateral for any loan or as part of any other pledging transaction, or holding our common stock in margin accounts.

Tax and Accounting Considerations

Tax Considerations

We have not provided any of our named executive officers with a gross-up or other reimbursement for tax amounts the individual might pay pursuant to Code Sections 280G, 4999 or 409A. Code Sections 280G and 4999 provide that named executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our Company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Code Section 409A also imposes significant taxes on the individual in the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Code Section 409A.

Under Code Section 162(m), we are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1 million per year for our chief executive officer and certain of our current and former highly compensated executive officers that are "covered employees" under Code Section 162(m) (collectively "covered employees"). While we cannot predict how the deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. We have not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers. The compensation committee may consider tax deductibility under Code Section 162(m) as a factor in its compensation decisions, and retains the flexibility to provide compensation for the executive officers in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by the Company due to the deduction limit under Section 162(m).

Accounting Considerations

We take financial reporting implications into consideration in designing compensation plans and arrangements for the members of our executive team, other employees and the non-employee members of our board of directors. These accounting considerations include Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), the standard which governs the accounting treatment of stock-based compensation awards and require us to estimate the fair value of each equity award (including stock options and RSUs) and record the compensation expense over the underlying vesting period each award.

Compensation-Related Risk

Our board of directors is responsible for the oversight of our risk profile, including compensation-related risks. Our compensation committee monitors our compensation policies and practices as applied to our employees to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking. In cooperation with management, our compensation committee reviewed our 2023 compensation programs. Our compensation committee believes the mix and design of the elements of such programs do not encourage our employees to assume excessive risks and accordingly are not reasonably likely to have a material adverse effect on our Company. We have designed our compensation programs to be balanced so that our employees are focused on both short-term and long-term financial and operational performance. In particular, the weighting towards long-term incentive compensation discourages short-term risk taking. Goals are appropriately set with targets that encourage growth in the business.

Report of the Compensation Committee

The following report of the compensation committee shall not be deemed to be "soliciting material" and should not be deemed "filed" and shall not be deemed to be incorporated by reference in future filings with the SEC, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

Our compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, our compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the members of the compensation committee of the board of directors:

Prof. Dr. Jürgen Leohold (Chair)
Brad Buss
Jeneanne Hanley

Compensation Tables

2023 Summary Compensation Table

The following table sets forth information regarding the compensation reportable for our named executive officers for the years ended December 31, 2023, December 31, 2022 and December 31, 2021.

Name and principal position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-equity Incentive Plan Compensation ($) (3)	All Other Compensation ($)	Total ($)
Jagdeep Singh	2023	772,240	8,193,074	—	—	—	8,965,314
Chief Executive Officer and	2022	611,836	—	—	153,125	—	764,961
Director (4)	2021	373,462	—	68,368,938	107,650	252,235	69,102,285
Kevin Hettrich	2023	468,474	4,446,045	—	—	—	4,914,519
Chief Financial	2022	431,228	2,120,420	—	54,591	—	2,606,240
Officer	2021	373,506	—	3,418,434	107,596	21,120	3,920,656
Dr. Siva Sivaram President (5)	2023	143,711	6,095,378	—	—	—	6,239,089
Dr. Tim Holme	2023	436,440	4,463,184	—	—	—	4,899,624
Chief Technology	2022	405,739	1,884,830	—	53,726	—	2,344,295
Officer	2021	373,716	—	6,836,887	107,734	252,259	7,570,596
Dr. Mohit Singh	2023	435,291	4,463,184	—	—	—	4,898,474
Chief Development	2022	406,765	1,884,830	—	54,159	—	2,345,753
Officer	2021	382,096	—	6,836,887	109,326	—	7,328,309

(1) The amounts in this column represent the aggregate grant date fair value of awards granted to each named executive officer, computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for a discussion of the grant-date fair value of our equity awards. In 2023, these amounts include payments to these named executive officers pursuant to our 2023 Bonus Plan. Our 2023 Bonus Plan is described above in the section entitled *"Compensation Discussion and Analysis—2023 Bonus Plan Design and Achievement"* and provided for the payout of the bonus value in the form of fully vested RSUs. The amount of the bonus payout in value and number of RSUs granted to our named executive officers as interim and final payouts under the 2023 Bonus Plan is disclosed in the referenced section.

(2) The amounts shown represent the aggregate grant date fair value of the option awards granted to each named executive officer computed in accordance with the FASB ASC Topic 718. For 2021, the amounts reported relate to options under the EPA Program payable upon the five tranches described in the section titled *"Equity Compensation—2021 Extraordinary Performance Award Program"* and are based upon the tranches probable to vest as of the grant date. These amounts do not correspond to the actual value that will be recognized by our named executive officers. The assumptions used in the valuation of these awards are consistent with the valuation methodologies specified in Notes 2 and 9 to the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The grant date fair value of the options assuming achievement of the maximum level of performance (achievement of all five tranches) are, for Mr. Singh, $172,854,157; for Mr. Hettrich, $8,642,695; for Mr. Holme, $17,285,409; and for Dr. Singh, $17,285,409.

(3) These amounts include payments to these named executive officers pursuant to our cash bonus plan.

(4) Effective on September 11, 2023, Mr. Singh ceased to be the Company's President and, effective February 15, 2024, Mr. Singh ceased to be the Company's Chief Executive Officer and remained as chairman of the Company's board of directors.

(5) Dr. Sivaram joined the Company as President on September 11, 2023, and was appointed as the Company's President, Chief Executive Officer and Director effective February 15, 2024.

Grants of Plan-Based Awards in Fiscal Year 2023

The following table presents information concerning each grant of a plan-based award made to a named executive officer in fiscal year 2023 under any plan.

| Name | Approval Date | Grant Date | Estimated Payments under Equity Incentive Plan Awards (1)(2) | | | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock Awards (3) ($) |
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Maximum (#)		
Jagdeep Singh									
Bridge Equity Program	04/20/2023	04/20/2023	—	—	—	100,000	400,000	600,000	7,420,000
Bonus Plan	02/06/2023	08/22/2023	96,530	772,240	1,158,361	—	—	—	93,264
Kevin Hettrich									
Bridge Equity Program	01/24/2023	01/24/2023	—	—	—	37,994	151,976	227,963	2,990,120
Annual Refresh	04/06/2023	04/06/2023	—	—	—	8,392	33,569	134,280	1,233,619
Bonus Plan	02/06/2023	08/22/2023	29,280	234,237	351,356	—	—	—	28,699
Dr. Siva Sivaram									
New Hire Awards	10/09/2023	10/09/2023	—	—	—	83,333	333,333	333,333	4,139,996
Signing Bonus	10/09/2023	10/09/2023	—	—	—	—	—	296,296	1,839,998
Bonus Plan	02/06/2023	—	14,371	114,969	172,454	—	—	—	—
Dr. Timothy Holme									
Bridge Equity Program	01/24/2023	01/24/2023	—	—	—	37,994	151,976	227,963	2,990,120
Annual Refresh	04/06/2023	04/06/2023	—	—	—	8,510	34,040	136,160	1,240,758
Bonus Plan	02/06/2023	08/22/2023	27,278	218,220	327,330	—	—	—	28,699
Dr. Mohit Singh									
Bridge Equity Program	01/24/2023	01/24/2023	—	—	—	37,994	151,976	227,963	2,990,120
Annual Refresh	04/06/2023	04/06/2023	—	—	—	8,510	34,040	136,160	1,240,758
Bonus Plan	02/06/2023	08/22/2023	27,206	217,645	326,468	—	—	—	28,699

(1) Dollar amounts shown represent each named executive officer's threshold, target and maximum bonus opportunity under our 2023 Bonus Plan. Our 2023 Bonus Plan is described above in the section entitled *"Compensation Discussion and Analysis—2023 Bonus Plan Design and Achievement"* and provided for the payout of the bonus value in the form of fully vested RSUs. The amount of the bonus payout in value and aggregate number of RSUs granted to our named executive officers as interim and final payouts under the 2023 Bonus Plan is disclosed in the referenced section.

(2) Share number amounts shown represent each named executive officer's threshold and target/maximum performance-based RSUs under the Refresh Equity Awards and our 2023 Bridge Equity Program, as applicable, and both PSUs will vest upon the achievement of the 2023 PSU Milestones. No portion of such performance-based equity awards vested during fiscal year 2023. Our Refresh Equity Awards and our 2023 Bridge Equity Award are described above in the section entitled *"Compensation Discussion and Analysis—Equity Awards."*

(3) The amounts in this column represent the aggregate grant date fair value of the award computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for a discussion of the grant date fair value of our equity awards.

Outstanding Equity Awards at 2023 Year End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2023.

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)(1)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(3)
Jagdeep Singh(4)	08/19/2016	2,499,520	—	1.31	08/19/2026	—	—	—	—
Jagdeep Singh(5)	03/15/2017	6,498,753	—	1.33	03/15/2027	—	—	—	—
Jagdeep Singh(6)(7)	08/07/2020	—	—	—	—	754,077	5,240,835	—	—
Jagdeep Singh(8)	12/16/2021	—	8,399,133	23.04	12/16/2031	—	—	—	—
Jagdeep Singh(9)	04/20/2023	—	—	—	—	450,000	3,127,500	400,000	2,780,000
Kevin Hettrich(10)	05/03/2016	58	—	1.31	05/03/2026	—	—	—	—
Kevin Hettrich(5)	03/15/2017	227,242	—	1.33	03/15/2027	—	—	—	—
Kevin Hettrich(6)(11)	06/05/2019	402,174	—	2.38	06/05/2029	—	—	—	—
Kevin Hettrich(8)	12/16/2021	—	419,956	23.04	12/16/2031	—	—	—	—
Kevin Hettrich(6)(12)	03/03/2022	—	—	—	—	87,074	605,164	—	—
Kevin Hettrich(9)	01/24/2023	—	—	—	—	170,972	1,188,255	151,976	1,056,233
Kevin Hettrich(13)	04/06/2023	—	—	—	—	117,495	816,590	33,569	233,305
Dr. Siva Sivaram(14)	10/09/2023	—	—	—	—	333,333	2,316,664	333,333	2,316,664
Dr. Siva Sivaram(15)	10/09/2023	—	—	—	—	259,259	1,801,850	—	—
Dr. Timothy Holme(5)	03/15/2017	479,638	—	1.33	03/15/2027	—	—	—	—
Dr. Timothy Holme(8)	12/16/2021	—	839,913	23.04	12/16/2031	—	—	—	—
Dr. Timothy Holme(6)(12)	03/03/2022	—	—	—	—	77,399	537,923	—	—
Dr. Timothy Holme(9)	01/24/2023	—	—	—	—	170,972	1,188,255	151,976	1,056,233
Dr. Timothy Holme(13)	04/06/2023	—	—	—	—	119,140	828,023	34,040	236,578
Dr. Mohit Singh(16)	06/17/2015	361,487	—	1.05	06/17/2025	—	—	—	—
Dr. Mohit Singh(5)	03/15/2017	885,450	—	1.33	03/15/2027	—	—	—	—
Dr. Mohit Singh(6)(11)	06/05/2019	603,262	—	2.38	06/05/2029	—	—	—	—
Dr. Mohit Singh(8)	12/16/2021	—	839,913	23.04	12/16/2031	—	—	—	—
Dr. Mohit Singh(6)(12)	03/03/2022	—	—	—	—	77,399	537,923	—	—
Dr. Mohit Singh(9)	01/24/2023	—	—	—	—	170,972	1,188,255	151,976	1,056,233
Dr. Mohit Singh(13)	04/06/2023	—	—	—	—	119,140	828,023	34,040	236,578

(1) All stock options that were granted prior to 2021 were granted pursuant to the 2010 Equity Incentive Plan.
(2) All stock options granted in 2021 were EPA Program awards and granted pursuant to the 2020 Plan.
(3) The market value of unvested shares is calculated by multiplying the number of unvested shares held by the applicable named executive officer by the closing market price of our Class A common stock on the NYSE on December 29, 2023, which was $6.95 per share.
(4) These option shares vested by December 10, 2018.
(5) These option shares vested as to 1/48th of the total shares subject to the option on May 1, 2017, and the remainder vested on each monthly anniversary thereafter.
(6) The equity award is eligible for accelerated vesting in the event the named executive officer's employment is terminated in a qualifying termination in connection with a change in control. The acceleration rights are described below under *"Executive Compensation—Potential Payments upon Termination or Change in Control."*
(7) 1/8th of the RSUs vested on February 15, 2021 and 1/16th vest quarterly thereafter, subject to the holder's continued service through each vesting date.
(8) This EPA Program award vests based on attainment of certain performance conditions described in *"Compensation Discussion and Analysis— Extraordinary Performance Award Program."*
(9) These RSUs were granted under the 2023 Bridge Equity program as described in *"Compensation Discussion and Analysis— 2023 Bridge Equity Program."* 1/12th of the time-based RSUs vest quarterly over a three year-period starting on May 15, 2023, subject to the holder's continued service through each vesting date, and 1/4th of the performance-based RSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2026 and subject to the holder's continued service through each vesting date.
(10) These option shares vested on April 27, 2019.
(11) These option shares vested as to 1/48th of the total shares subject to the option on July 5, 2019, and the remainder vested on each monthly anniversary thereafter.
(12) 1/16th of the RSUs vest quarterly over a four-year period starting on August 15, 2022, subject to the holder's continued service as of each vesting date.

(13) These RSUs were granted as refresh equity awards as described in *"Compensation Discussion and Analysis— Refresh Equity Awards."* 1/16th of the time-based RSUs vest quarterly over a four year-period starting on August 15, 2023, subject to the holder's continued service through each vesting date, and 1/4th of the performance-based RSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2026 and subject to the holder's continued service through each vesting date.

(14) 1/4th of the time-based RSUs vest on August 15, 2024 and 1/16th of the time-based RSUs vest quarterly thereafter, subject to the recipient's continuing to be a service provider through the applicable vesting date. 1/4th of the performance-based RSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2026 and subject to the holder's continued service through each vesting date.

(15) 1/8th of the RSUs quarterly over a two-year period starting on November 15, 2023, subject to the holder's continued service through each vesting date.

(16) 1/4th of these option shares vested on June 17, 2016, and the remainder were vested by June 17, 2019.

Option Exercises and Stock Vested During Fiscal Year 2023

The following table presents information concerning the aggregate number of shares of our Class A common stock for which stock options were exercised and which were acquired upon the vesting of RSU awards during fiscal year 2023 by each of our named executive officers.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercises (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($)
Jagdeep Singh	2,010,874	15,733,991	1,169,111	8,867,501
Kevin Hettrich	267,967	1,602,647	313,900	2,440,114
Dr. Siva Sivaram	--	--	37,037	231,852
Dr. Timothy Holme	105,068	925,954	209,722	1,579,759
Dr. Mohit Singh	586,439	4,809,717	209,722	1,579,759

(1) Includes shares acquired upon vesting of the RSUs granted to our named executive officers, as applicable, in the form of interim bonus payout on August 22, 2023 in connection with the 2023 Annual Bonus Plan. Our 2023 Bonus Plan is described above in the section entitled *"Compensation Discussion and Analysis—2023 Bonus Plan Design and Achievement"* and provided for the payout of the bonus value in the form of fully vested RSUs. The amount of the bonus payout in value and aggregate number of RSUs granted to our named executive officers as interim and final payouts under the 2023 Bonus Plan is disclosed in the referenced section.

Other Compensation

Benefits and Perquisites

We provide benefits to our named executive officers on similar basis as provided to all of our employees, including same health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; voluntary critical illness insurance; short-and long-term disability insurance; and a health savings account to those participating in a high deductible health plan.

Retirement Benefits

We provide a tax-qualified Section 401(k) plan for all employees, including the named executive officers. We do not provide a match for participants' elective contributions to the 401(k) plan, nor do we provide to employees, including our named executive officers, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.

Potential Payments upon Termination or Change in Control

We entered into change in control and severance agreements (each, a "CIC Agreement") with each of our named executive officers, which require us to make specific payments and benefits in connection with the termination of such named executive officers' employment under certain circumstances.

The CIC Agreements will remain in effect for an initial term of three years. At the end of the initial term, each CIC Agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 90 days prior to the date of the automatic renewal. The CIC Agreements also acknowledge that each of these named executive officers is an at-will employee, whose employment can be terminated at any time. In order to receive the severance payments and benefits described below, each of these named executive officers is obligated to execute a release of claims against us.

In the event of a termination of employment without "cause" (as defined in the CIC Agreement) outside of the "change in control period" (as generally defined below), such named executive officer will receive the following:

- Continued base salary for 6 months, or 12 months for our CEO and our President;
- 50% of their target annual bonus for our CEO and our President, and up to 50% of each other named executive officer's potential bonus, in the discretion of our compensation committee;
- paid COBRA benefits for up to 6 months, or 12 months for our CEO and our President; and

- no acceleration of equity awards.

In the event of a termination of employment without "cause" or a resignation for "good reason" (as defined in the CIC Agreement) during the "change in control period," such named executive officer will receive the following:

- a lump-sum payment of 12 months of base salary;
- a lump-sum payment equal to 100% of the target annual bonus;
- paid COBRA benefits for up to 12 months; and 100% acceleration of equity awards.

In the event any payment to one of these named executive officers is subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a "parachute payment" under Section 280G of the Code), such named executive officer will be entitled to receive such payment as would entitle him or her to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

For the purpose of the change in control agreements, "change in control period" means generally the period beginning three months prior to, and ending 12 months following, a change in control of us.

EPA Program

There is no automatic vesting of any part of award under the EPA Program upon a change in control of the Company and the program is structured to terminate following any final payment, if any, that is triggered upon a change in control of the Company. This treatment supersedes any conflicting treatment pursuant to any other agreement between the Company and a participant.

In a change in control situation, the business milestone requirement will not be applicable and our stock price for the purposes of determining achievement of any stock price targets will be the price per share paid in such change in control. In the event that our stock price by this measure falls between two stock price targets, linear interpolation between the two applicable stock price targets will be used to determine an additional portion of the awards under our EPA Program that will become vested. Any portion of an EPA that is not vested upon a change in control will terminate. Our compensation committee believes that this treatment enables EPA Program participants, including our named executive officers, to maintain their focus and dedication to their responsibilities to help maximize stockholder value by minimizing distractions due to the possibility of a potential change in control of the Company.

The following table summarizes the potential amounts payable to each of our named executive officers under the CIC Agreements, assuming that a termination, as described, occurred on December 31, 2023.

	Termination Without Cause or Resignation for Good Reason				Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control ("Double Trigger")			
Name	Salary Severance ($)	Bonus Severance ($) (1)	Value of Continued Health Coverage ($)	Value of Accelerated Vesting ($)	Salary Severance ($)	Bonus Severance ($)	Value of Continued Health Coverage ($)	Value of Accelerated Vesting ($)
Jagdeep Singh	800,000	400,000	22,252	—	800,000	800,000	22,252	11,148,335
Kevin Hettrich	235,000	117,500	—	—	470,000	235,000	—	3,899,548
Dr. Siva Sivaram	500,000	200,000	—	—	500,000	400,000	—	6,435,179
Dr. Timothy Holme	235,000	117,500	15,297	—	470,000	235,000	30,593	3,847,013
Dr. Mohit Singh	235,000	117,500	9,276	—	470,000	235,000	18,552	3,847,013

(1) For the named executives officers other than the CEO and President, the payment of any bonus severance amount in the event of a termination of employment without "cause" outside of the "change in control period" is in the sole discretion of the compensation committee of the board of directors.

Outside Director Compensation

In March 2021, our board of directors adopted an outside director compensation policy (the "Director Compensation Policy") for our outside directors that became effective retroactively to February 1, 2021. The Director Compensation Policy was developed with input from Compensia regarding practices and compensation levels at comparable companies. The Director Compensation Policy is designed to attract, retain, and reward outside directors. In January 2023, the compensation committee reviewed the Director Compensation Policy and determined that the board compensation should remain the same for 2023 and be reassessed in 2024 due to a variety of factors, including the current stage of development of the Company. In February 2024, our board of directors amended the Director Compensation Policy, as described below under *"Updates to Outside Director Compensation."*

Under the Director Compensation Policy, each outside director will receive the cash and equity compensation for board services described below. We also will reimburse our outside directors for reasonable, customary, and documented travel expenses to meetings of our board of directors or its committees and other expenses. Directors who are also our employees receive no additional compensation for their service as directors.

Maximum Annual Compensation Limit

The Director Compensation Policy includes a maximum annual limit of $750,000 of cash compensation and equity compensation awards that may be paid, issued, or granted to an outside director in any fiscal year (increased to $1,000,000 in the outside director's initial year of service as an outside director). For purposes of this limitation, the grant date fair value is determined in accordance with GAAP. Any cash compensation or equity awards granted under the 2020 Plan to an outside director for his or her services as an employee, or for his or her services as a consultant (other than as an outside director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our outside directors.

Cash Compensation

Outside directors are entitled to receive the following cash compensation for their service under the Director Compensation Policy:

- $80,000 per year for service as a board member;
- $100,000 per year for service as chair of our board of directors (effective as of February 2024);
- $22,000 per year for service as lead independent director of our board of directors;
- $25,000 per year for service as chair of the audit committee;
- $12,500 per year for service as member of the audit committee;
- $18,000 per year for service as chair of the compensation committee;
- $9,000 per year for service as member of the compensation committee;
- $13,000 per year for service as chair of the nominating and corporate governance committee; and
- $6,500 per year for service as member of the nominating and corporate governance committee.

Each outside director who serves as the chair of a committee will receive only the annual cash fee as the chair, and not the additional annual cash fee as a member of the committee. All cash payments to outside directors are paid quarterly in arrears on a pro-rated basis.

Equity Compensation

In the event of a "change in control" (as defined in the 2020 Plan), each outside director's outstanding awards will fully vest, provided that the outside director continues to be an outside director through the date of the change in control.

Initial Awards

Each person who first becomes an outside director following the effective date of the Director Compensation Policy will automatically receive an initial award of RSUs (the "Initial Award"). The Initial Award will cover a number of shares of our Class A common stock equal to $320,000 divided by the twenty (20) trading day volume weighted average stock price for the twenty (20) trading days prior to the applicable grant date. The Initial Award will vest quarterly over three years on our quarterly vesting dates, which are February 15, May 15, August 15 and November 15, beginning at the applicable vesting commencement date, subject to the outside director continuing to be a service provider through the applicable vesting date. If the person was a member of our board of directors and also an employee, becoming an outside director due to termination of employment will not entitle them to an Initial Award.

Annual Award

Each outside director will automatically receive, on the date of each annual meeting of our stockholders following the effective date of the Director Compensation Policy, an annual award of RSUs (an "Annual Award") covering a number of shares of our Class A common stock equal to $160,000 (which was increased to $200,000, effective as of February 2024) divided by the twenty (20) trading day volume weighted average stock price for the twenty (20) trading days prior to the applicable grant date. Any person who first becomes an outside director following the effective date of the Director Compensation Policy and on any date other than the date of an annual meeting of our stockholders will automatically receive a prorated Annual Award to reflect a partial year of service. Any Annual Awards granted from 2022 onwards will vest on the earlier of the one-year anniversary of the date the Annual Award was granted or the day before the next annual meeting of stockholders.

Messrs. Blome and Wiese have not received any compensation pursuant to the Director Compensation Policy and have each waived

their right to any compensation under the Director Compensation Policy. If elected at the annual meeting, Mr. Schebera will waive his right to any compensation under the Director Compensation Policy.

Outside Director Compensation for Fiscal Year 2023

The following table sets forth information regarding the total compensation awarded to, earned by or paid to our outside directors for their service on our board of directors, for the fiscal year ended December 31, 2023.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Frank Blome(4)	—	—	—
Brad Buss	136,000	184,980	320,980
Jeneanne Hanley	101,500	184,980	286,480
Susan Huppertz	92,500	184,980	277,480
Prof. Dr. Jürgen Leohold	104,500	184,980	289,480
Dr. Gena Lovett	105,500	184,980	290,480
Dipender Saluja	86,500	184,980	271,480
JB Straubel	80,000	184,980	264,980
Jens Wiese(4)	—	—	—

(1) Mr. Singh is a co-founder and, until February 14, 2014, was executive officer and employee of the Company and therefore did not receive compensation in fiscal year 2023 as an outside director and is intentionally omitted from this table and the table below regarding outstanding equity awards. Effective February 15, 2024, Mr. Singh has waived participation in the Director Compensation Policy. Prof. Dr. Fritz Prinz is a co-founder of the Company and even though he is a non-employee director, he received compensation in fiscal year 2023 in connection with certain technical consulting and advisory services provided to the Company, and therefore did not receive additional compensation as an outside director and is intentionally omitted from this table . See *"Related Person Transactions—Other Transactions"* for a description of the compensation provided to Prof. Dr. Prinz in connection with his technical consulting and advisory services.
(2) Consists of board of directors and committee annual retainers and, if applicable, committee chair retainers.
(3) The amounts in this column represent the aggregate grant-date fair value of awards granted to each director computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 for a discussion of the grant-date fair value of our equity awards.
(4) Messrs. Blome and Wiese each waived their right to any compensation for their service as an outside director.

As of December 31, 2023, the non-employee directors who served during 2023 held the following outstanding equity awards:

Name	Aggregate Number of Shares of Class A Common Stock Subject to Outstanding RSU Awards	Aggregate Number of Shares Underlying Outstanding Options
Frank Blome	—	—
Brad Buss	25,236	1,407,612
Jeneanne Hanley	30,685	—
Susan Huppertz	33,001	—
Prof. Dr. Jürgen Leohold	25,236	282,175
Dr. Gena Lovett	31,178	—
Prof. Dr. Fritz Prinz	220,949	209,978
Dipender Saluja	25,236	—
JB Straubel	25,236	658,880
Jens Wiese	—	—

2024 Updates to Outside Director Compensation

In February 2024, our board of directors approved the following amendments to the Director Compensation Policy to better align our outside director's compensation to market-competitive levels:

- Increase of the Annual Award's value from $160,000 to $200,000; and
- Inclusion of additional retainer to the non-executive chair of the board of directors of $100,000 per year.

Effective February 15, 2024, Mr. Singh, our former CEO and current chairman of the board of directors, has waived participation in the Director Compensation Policy.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee have ever been an executive officer or employee of our Company. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serve on our board of directors or compensation committee.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2023, specifically our 2010 Equity Incentive Plan (the "2010 Plan"), 2020 Equity Incentive Plan (the "2020 Plan"), and our 2020 Employee Stock Purchase Plan (the "ESPP"). Each of the 2010 Plan, the 2020 Plan, and the ESPP has been approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders(2)	42,141,040	$9.60	36,189,137
Equity compensation plans not approved by stockholders	—	—	—
Total	**42,141,040**	**$9.60**	**36,189,137**

(1) The weighted average exercise price is calculated based solely on outstanding stock options. It does not take into account restricted stock units or shares issued under the ESPP, neither of which have any exercise price.

(2) Consists of (i) options to purchase a total of 27,022,609 shares of our Class A common stock under the 2010 Plan, (ii) options to purchase a total of 15,118,431 shares of our Class A common stock under the 2020 Plan, (iii) 754,077 shares or our Class A common stock that are subject to outstanding RSUs under the 2010 Plan, and (iv) 26,567,959 shares of our Class A common stock that are subject to outstanding RSUs (including performance-based RSUs) under the 2020 Plan. Excludes purchase rights currently accruing under the ESPP. Our 2020 Plan provides that on the first day of each fiscal year beginning with fiscal year 2022, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 41,500,000 shares of Class A common stock, (ii) five percent (5%) of the aggregate number of shares of common stock outstanding on December 31st of the preceding fiscal year, or (iii) such other amount as may be determined by our board of directors. Our ESPP provides that on the first day of each fiscal year, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 7,600,000 shares of Class A common stock, (ii) one percent (1%) of the aggregate number of shares of common stock outstanding on such date, or (iii) such other amount as may be determined by our board of directors. On January 1, 2023, the number of shares of our Class A common stock available for grant and issuance under the 2020 Plan increased by 21,897,965 shares. On January 1, 2024, the number of shares of our Class A common stock available for grant and issuance under the 2020 Plan increased by 24,651,556 shares. The January 1, 2024 increase is not reflected in the table above.

Chief Executive Officer Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the total compensation of Jagdeep Singh, our former CEO, and the total annual compensation of our median employee (other than Mr. Singh). For our last completed fiscal year, which ended December 31, 2023:

- The median of the total annual compensation of all employees (including temporary employees and interns and excluding Mr. Singh) of our Company was $177,530.

- Mr. Singh's annual total compensation, as reported in the 2023 Summary Compensation Table included in this proxy statement, was $8,965,314.

- Based on the above, for fiscal year 2023, the ratio of Mr. Singh's total annual compensation to the median of the total annual compensation of all employees was 51 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments and estimates that we used were as follows:

- To identify the "median employee" from our employee population we used payroll records as of December 31, 2023 (including temporary employees and interns and excluding Mr. Singh). The compensation measure included the following: annualized base salary and target bonus that employees were eligible to earn during the year.
- With respect to the annual total compensation of the "median employee," we identified and calculated the elements of such employee's compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $177,530.
- With respect to the annual total compensation for Mr. Singh, we used the amount reported in the "Total" column of our 2023 Summary Compensation Table included in this proxy statement.

Pay Versus Performance

Under rules adopted pursuant to the Dodd-Frank Act, we are required to disclose certain information about the relationship between the "compensation actually paid" to our named executive officers and certain measures of company performance.

The overall objective of our executive compensation program is to tie executive compensation to the performance of our Company, and to motivate our executives, including our named executive officers, to make a long-term commitment to our success. While our executive compensation program rewards individual and Company performance via a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe provide appropriate incentives to retain and motivate our named executive officers, as a development stage Company with no revenue to date, we have not used any financial performance measure to link the "compensation actually paid" to our named executive officers to Company performance. Our EPA Program includes stock price, GAAP revenue and adjusted EBITDA as performance metrics but those are not metrics that guide current compensation decisions. The performance milestones under the performance-based RSUs awarded to our named executive officers in 2023 as part of their annual refresh equity awards and 2023 Bridge Equity Program are operational milestones related to technical development demonstrations and battery cell deliveries. Hence, we have not included an additional column for a Company-Selected Measures (as defined under §229.201(v)(2)(vi) of Regulation S-K) in this table. See *"Compensation Discussion and Analysis"* for information about our compensation philosophy and EPA Program.

"Compensation actually paid" does not mean that our named executive officers were actually paid those amounts in the listed year, but reflects a dollar amount derived from the starting point of the "Total" column of our 2023 Summary Compensation Table under the methodology prescribed under the relevant rules. The material that follows is provided in compliance with these rules however additional information regarding our compensation philosophy, the structure of our performance-based compensation programs, and compensation decisions made this year is described above in our *"Compensation Discussion and Analysis."*

The following table provides information regarding "compensation actually paid" to our principal executive officer, or PEO, and other named executives officers, or NEOs, for each year from 2020 to 2023, compared to our total shareholder return (TSR) from November 27, 2020 through the end of each such year.

Year	Summary Compensation Table Total for PEO($)(1)(2)	"Compensation Actually Paid" to PEO($)(1)(3)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers($)(4)	Average "Compensation Actually Paid" to Non-PEO Named Executive Officers($)(5)	Value of Initial Fixed $100 Investment Based On:		Net Income/ (Net Loss) (in thousands)($)(8)
					Total Shareholder Return ($) (6)	Peer Group Total Shareholder Return($)(7)	
2023	8,965,314	12,852,108	5,237,927	5,602,177	18.78	31.22	(445,145)
2022	764,961	(89,844,716)	2,469,030	(8,372,144)	15.32	40.26	(411,907)
2021	69,102,285	(176,295,847)	6,997,126	(25,845,557)	59.97	75.02	(45,966)
2020	17,052,115	397,139,504	3,330,187	89,997,105	228.24	108.60	(1,681,777)

(1) Our PEO was Jagdeep Singh.
(2) Represents the total compensation paid to our PEO in each listed year, as shown in our Summary Compensation Table for such listed year.
(3) "Compensation actually paid" does not mean that our PEO was actually paid those amounts in the listed year, but reflects a dollar amount derived from the starting point of the "Total" column of our 2023 Summary Compensation Table under the methodology prescribed under the relevant rules as shown in the adjusted table below. Compensation actually paid for 2020, 2021 and 2022 as reflected in last year's proxy statement has been adjusted in accordance with the SEC staff's compliance & disclosure interpretations released in November 2023.

	2020	2021	2022	2023
Summary Compensation Table Total	**$17,052,115**	**$69,102,285**	**$764,961**	**$8,965,314**
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	16,719,999	68,368,938	—	8,193,074
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	339,636,788	65,345,251	—	6,587,311
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	40,536,540	(172,145,787)	(81,158,574)	2,325,878
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—	1,055,264

	2020	2021	2022	2023
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	16,634,061	(70,228,657)	(9,451,103)	2,111,416
"Compensation Actually Paid"*	**$397,139,504**	**($176,295,847)**	**($89,844,716)**	**$12,852,108**

*The assumptions used for determining the fair values shown in this table are materially consistent with those used to determine the fair values disclosed as of the grant date of such awards. Note that we have not reported any amounts in our Summary Compensation Table with respect to "Change in Pension and Nonqualified Deferred Compensation" and, accordingly, the adjustments with respect to such items prescribed by the pay- versus-performance rules are not relevant to our analysis and no adjustments have been made. Other adjustments required by Item 402(v) include adjustments for forfeitures, paid dividends, modifications and valuation of pension plans and are excluded from the above table because we did not have any of those elements in our compensation plans for the years covered in this disclosure.

(4)   This figure is the average of the total compensation paid to our NEOs other than our PEO in each listed year, as shown in our Summary Compensation Table for such listed year. The names of the non-PEO NEOs in each year are listed in the table below.

2020	2021	2022	2023
Kevin Hettrich	Kevin Hettrich	Kevin Hettrich	Kevin Hettrich
Michael McCarthy	Dr. Timothy Holme	Dr. Timothy Holme	Dr. Timothy Holme
	Dr. Mohit Singh	Dr. Mohit Singh	Dr. Mohit Singh
	Celina Mikolajczak	Michael McCarthy	Dr. Siva Sivaram

(5)   This figure is the average of compensation actually paid for our NEOs other than our PEO in each listed year. "Compensation actually paid" does not mean that these NEOs were actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of the "Total" column of our 2023 Summary Compensation Table under the methodology prescribed under the SEC's rules as shown in the table below, with the indicated figures showing an average of such figure for all NEOs other than our PEO in each listed year. Compensation actually paid for 2020, 2021 and 2022 as reflected in last year's proxy statement has been adjusted in accordance with the SEC staff's compliance & disclosure interpretations released in November 2023.

	2020	2021	2022	2023
Summary Compensation Table Total	**$3,330,187**	**$6,997,126**	**$2,469,030**	**$5,237,927**
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	2,925,999	6,514,660	2,002,625	4,866,948
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	59,436,417	6,190,632	652,793	4,268,487
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	27,252,515	(20,474,867)	(7,008,319)	162,440
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	175,082	438,110
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	2,903,985	(12,043,788)	(2,658,105)	362,161
"Compensation Actually Paid" *	**$89,997,105**	**($25,845,557)**	**($8,372,144)**	**$5,602,177**

*Note that the fair value assumptions shown with respect to footnote 3 apply to the figures in this table as well.

(6)   Total shareholder return is calculated by assuming that a $100 investment was made at the close of trading on November 27, 2020, the first day of trading for the Company's stock, and reinvesting all dividends until the last day of each reported fiscal year.

(7)   The peer group used is represented by the PBW - Invesco WilderHill Clean Energy ETF, which is a published industry index we also use in the stock performance graph for the purpose of Item 201(e) of Regulation S-K in our Annual Report for the year ended December 31, 2023. If we had used the same peer group as we used to report pay versus performance in last year's proxy statement, the Peer Group Total Shareholder Return would be: $94.20 in 2023, $93.29 in 2022, $120.65 in 2021, and $109.16 in 2020.

(8)   The dollar amounts reported are the Company's net income reflected in the Company's audited financial statements.

Relationships Between "Compensation Actually Paid" and Performance

The graphs below describe, in a manner compliant with the relevant rules, the relationship between "compensation actually paid" and net loss and total shareholder return. As discussed above, we have not used any financial performance measure to link the "compensation actually paid" to our NEOs to Company performance.

"Compensation Actually Paid" Versus TSR



"Compensation Actually Paid" Versus Net Loss



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of March 31, 2024 by:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class or voting power of our common stock;

- each of our executive officers;

- each of our directors and director nominees; and

- all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, to our knowledge, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 444,821,013 shares of our Class A common stock and 54,665,633 shares of Class B common stock outstanding as of March 31, 2024. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2024 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of March 31, 2024, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110.

| Name of Beneficial Owner | Shares Beneficially Owned | | | | | |
| | Class A Common Stock | | Class B Common Stock | | All Common Stock | |
	Number	%	Number	%	Number	% of Total Vote+
Greater than 5% Stockholders:						
Volkswagen Group of America Investments, LLC(1)	68,236,103	15.3	17,980,436	32.9	86,216,539	25.0
The Vanguard Group(2)	29,366,728	6.6	—	—	29,366,728	3.0
Named Executive Officers, Directors and Director Nominees:						
Dr. Siva Sivaram (3)	90,959	*	—	—	90,959	*
Kevin Hettrich(4)	593,065	*	—	—	593,065	*
Dr. Timothy Holme(5)	697,363	*	11,686,003	21.4	12,383,366	11.9
Dr. Mohit Singh(6)	1,827,064	*	—	—	1,827,064	*
Michael McCarthy(7)	1,569,903	*	—	—	1,569,903	*
Frank Blome(8)	—	—	—	—	—	—
Brad Buss(9)	1,366,598	*	—	—	1,366,598	*
Jeneanne Hanley(10)	30,426	*	—	—	30,426	*
Susan Huppertz(11)	36,368	*	—	—	36,368	*
Prof. Dr. Jürgen Leohold(12)	355,736	*	—	—	355,736	*
Dr. Gena Lovett(13)	12,156	*	—	—	12,156	*
Prof. Dr. Fritz Prinz(14)	1,359,541	*	10,087,631	18.5	11,447,172	10.3
Dipender Saluja(15)	264,384	*	—	—	264,384	*
Sebastian Schebera (16)	—	—	—	—	—	—
Jagdeep Singh(17)	18,023,988	4.0	11,424,366	20.9	29,448,354	13.2
JB Straubel(18)	670,370	*	—	—	670,370	*
Jens Wiese(19)	—	*	—	—	—	—
All directors, director nominees and executive officers as a group (17 individuals)(20)	**26,897,921**	**5.8**	**33,198,000**	**60.7**	**60,095,921**	**35.7**

*Represents beneficial ownership of less than 1%.

+ Shares of Class A common stock have one vote per share, while shares of Class B common stock have 10 votes per share.

(1) The business address of Volkswagen Group of America Investments, LLC ("VGA") is 220 Ferdinand Porsche Dr., Herndon, VA 20171.

(2) According to the Schedule 13G filed with the SEC on February 13, 2024, The Vanguard Group ("Vanguard") had sole dispositive power over 29,366,728 shares of Class A common stock. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of those shares and no one person's interest in such shares is more than five percent of the total outstanding common shares. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(3) Shares beneficially owned by Dr. Sivaram include 37,037 RSUs which are subject to vesting within 60 days of March 31, 2024.

(4) Shares beneficially owned by Mr. Hettrich include (a) options to purchase 525,653 shares of Class A common stock that are exercisable within 60 days of March 31, 2024, and (b) 36,098 RSUs which are subject to vesting within 60 days of March 31, 2024.

(5) Shares beneficially owned by Dr. Holme include (a) options to purchase 479,638 shares of Class A common stock that are exercisable within 60 days of March 31, 2024, (b) 35,247 RSUs which are subject to vesting within 60 days of March 31, 2024, (b) 1,818,533 shares of Class B common stock held in trust by The Holme 2020 Irrevocable Trust in which Dr. Holmes's family members are beneficiaries, and (c) 1,350,000 shares of Class B common stock held in trusts in which Dr. Holmes's family members are beneficiaries.

(6) Shares beneficially owned by Dr. Singh include (a) options to purchase 1,676,199 shares of Class A common stock that are exercisable within 60 days of March 31, 2024, and (b) 35,247 RSUs which are subject to vesting within 60 days of March 31, 2024.

(7) Shares beneficially owned by Mr. McCarthy include (a) options to purchase 1,347,037 shares of Class A common stock that are exercisable within 60 days of March 31, 2024, and (b) 36,098 RSUs which are subject to vesting within 60 days of March 31, 2024.

(8) Mr. Blome is a current VW Director, as described in the "Letter Agreements on Board and Committee Representation" section of this proxy statement and is Chief Executive Officer of PowerCo SE, a battery cell company wholly owned by VGA. Mr. Blome disclaims beneficial ownership of all shares held by VGA referred to in footnote (1) above.

(9) Shares beneficially owned by Mr. Buss include (a) options to purchase 1,032,253 shares of Class A common stock that are exercisable within 60 days of March 31, 2024, (b) 249,720 shares of Class A common stock held in trust by the 2011 Buss Family Trust, and (d) 70,000 shares of Class A common stock held in trust by the Buss Family Heritage Trust in which Mr. Buss's family members are beneficiaries.

(10) Shares beneficially owned by Ms. Hanley include 1,090 RSUs which are subject to vesting within 60 days of March 31, 2024.

(11) Shares beneficially owned by Ms. Huppertz include 1,553 RSUs which are subject to vesting within 60 days of March 31, 2024.

(12) Shares beneficially owned by Prof. Dr. Leohold include options to purchase 195,255 shares of Class A common stock that are exercisable within 60 days of March 31, 2024.

(13) Shares beneficially owned by Dr. Lovett include 1,189 RSUs which are subject to vesting within 60 days of March 31, 2024.

(14) Shares beneficially owned by Prof. Dr. Prinz include (a) 12,908 RSUs which are subject to vesting within 60 days of March 31, 2024, (b) 777,906 shares of Class A common stock and 7,172,185 shares of Class B common stock held in trust by Friedrich Prinz and Gertrud Prinz, Trustees of The Prinz Family Trust, (c) 518,604 shares of Class A common stock and 2,915,446 shares of Class B common stock held in trusts in which Prof. Dr. Prinz's family members are beneficiaries.

(15) Mr. Saluja has shared voting and investment power over the shares held by Capricorn-Libra Investment Group, LP, which represent less than 5% of each class of our outstanding shares of common stock. Mr. Saluja disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The business address of Capricorn-Libra Investment Group, LP is 250 University Avenue, Palo Alto, CA 94301. Mr. Saluja, a member of our board of directors, is Managing Director of Capricorn-Libra Investment Group, LP.

(16) Mr. Schebera has been nominated as a VW Director, as described in the "*Letter Agreements on Board and Committee Representation*" section of this proxy statement. Mr. Schebera disclaims beneficial ownership of all shares held by VGA referred to in footnote (1) above.

(17) Shares beneficially owned by Mr. Singh include (a) options to purchase 8,998,273 shares of Class A common stock that are exercisable within 60 days of March 31, 2024, (b) 301,359 RSUs which are subject to vesting within 60 days of March 31, 2024, (c) 972,978 shares of Class A common stock and 9,208,063 shares of Class B common stock held in trust by Jagdeep Singh & Roshni Singh, Trustees of the Singh Family Trust, and (d) 6,062,408 shares of Class A common stock held in trusts in which Mr. Singh's family members are beneficiaries, and over which Mr. Singh disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(18) Shares beneficially owned by Mr. Straubel include options to purchase 402,962 shares of Class A common stock that are exercisable within 60 days of March 31, 2024.

(19) Mr. Wiese is a current VW Director, as described in the "Letter Agreements on Board and Committee Representation" section of this proxy statement. Mr. Wiese disclaims beneficial ownership of all shares held by VGA referred to in footnote (1) above.

(20) Shares beneficially owned by all of our executive officers, directors and director nominees as a group include the shares of common stock described in footnotes 3 through 19 above.

RELATED PERSON TRANSACTIONS

The following is a description of each transaction in effect since January 1, 2023, and each currently proposed transaction and certain other transactions, in which:

- we have been or are to be a participant;
- the amount involved exceeded or exceeds $120,000; and
- any of our directors (including director nominees), executive officers, or beneficial holders of more than 5% of any class of our voting securities, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Registration Rights

The original QuantumScape Corporation, now named QuantumScape Battery, Inc. ("Legacy QuantumScape") was founded in 2010. On November 25, 2020, Legacy QuantumScape consummated a business combination (the "Business Combination") with Kensington Capital Acquisition Corp., a special purpose acquisition company ("Kensington"), whereby Legacy QuantumScape became a wholly owned subsidiary of Kensington, and Kensington changed its name to QuantumScape Corporation.

Effective as of the closing of the Business Combination, Kensington, Kensington Capital Sponsor LLC, a Delaware limited liability company (the "Sponsor") and certain stockholders of Legacy QuantumScape (the "New Holders" and, collectively with the Sponsor, the "Holders") entered into a Registration Rights and Lock-Up Agreement (the "Registration Rights and Lock-Up Agreement") on September 2, 2020. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, we filed a registration statement to register the resale of certain shares of common stock held by the Holders after the Business Combination and subject to certain conditions, we are separately required at all times to maintain an effective registration statement for the benefit of the Holders.

VGA Letter Agreement on Earmarked Funds

On September 2, 2020, Kensington, Legacy QuantumScape and VGA entered into a letter agreement pursuant to which, subject to the terms of such letter agreement, we agreed to reserve a certain portion of the proceeds from our Series F Preferred Stock financing (as described below) and the capital obtained through the Business Combination (including any concurrent "PIPE" financing) in a separate account to fund our future contributions to QSV Operations LLC, the joint venture between us and VGA ("QSV"). The parties agreed that the amount to be held in the separate account was $134 million as of the date of the letter agreement. On November 21, 2022, the parties amended the letter agreement to allow QuantumScape to invest the earmarked funds in short-term U.S. Treasuries of one year or less.

Indemnification of Directors and Officers; Exculpation

Our Certificate of Incorporation limits our directors' liability for money damages to the fullest extent permitted under the DGCL. The DGCL permits a certificate of incorporation provision to provide that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

- for any transaction from which the director derives an improper personal benefit;
- for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- for certain unlawful payments of dividends or redemptions or repurchases of shares; or
- for any breach of a director's duty of loyalty.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and our Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement of reasonable expenses (including attorneys' fees) in advance of the final disposition of the proceeding, subject to an undertaking by or on behalf of such person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under our Bylaws or the DGCL. If Proposal No. 4 – "Approval of Amendment to Amended and Restated Certificate of Incorporation to Permit the Exculpation of Certain Officers" is approved and the Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, certain of our officers will benefit from limited liability for money damages to the fullest extent permitted under the DGCL. Our proposed amendment would also provide that if the DGCL is later amended to authorize the further elimination or limitation of the liability of an officer, then the liability of our officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers following the Business Combination. These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and advancement for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director, executive officer, employee or agent of any other company or enterprise to which the person provides services at our request.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may decline in value to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Commercial Agreements with Volkswagen

Joint Venture Agreement

In June 2018, we formed QSV, a 50-50 joint venture entity with VGA, to facilitate the commercialization of our solid- state battery technology and enable Volkswagen AG to be the first automotive OEM to utilize this technology. In 2018, the parties made an initial equity investment to the joint venture of approximately $3 million in total. The joint venture agreements were amended in 2020 in connection with a further $200 million investment commitment by VGA in our Series F Preferred Stock. In May 2021 and December 2021, the joint venture agreements were amended by subsequent letter agreements regarding the timing for determining the location of QSV's solid-state battery pilot-line facility. On September 27, 2022, another letter agreement was entered into determining that QSV's solid-state battery pilot-line facility will be located in Germany or the United States, with the final determination to be made based on an analysis by Volkswagen Group of America, Inc. ("VWGoA") of operational costs, technological progress, government incentives and other relevant considerations.

Limited Liability Company Agreement

In June 2018, in connection with the joint venture, QSV was organized in connection with entry into a Limited Liability Company Agreement (the "LLCA"), with QuantumScape and VGA designated as the members of QSV. In May 2020, the parties amended and restated the LLCA in connection with the amendment to the joint venture agreement and, in July 2022, the parties amended and restated the LLCA to update certain definitions regarding the parties' call and put rights under the LLCA. On May 26, 2023, the parties further amended the LLCA to update certain definitions regarding the parties' call and put rights under the LLCA.

Other Transactions

In fiscal year 2023, we paid Prof. Dr. Fritz Prinz, a member of our board of directors, compensation of approximately $216,000 in exchange for certain technical consulting and advisory services apart from his board service.

On February 14, 2022, we entered into a Material Recycling Agreement with Redwood Materials, Inc. ("Redwood") to jointly develop methods for Redwood to handle and process our non-hazardous waste materials. This agreement does not involve the exchange of any cash consideration and is intended as a collaboration to explore the feasibility for a future commercial agreement on mutually agreed upon price and volume terms. JB Straubel, a member of our board of directors, is the Chief Executive Officer and on the board of directors of Redwood. Dipender Saluja, a member of our board of directors, is also on the board of directors of Redwood.

Related Person Transaction Policy

Our audit committee has the primary responsibility for reviewing and approving, ratifying, or disapproving "related person transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our board of directors has adopted a formal written policy setting forth the guidelines under which a related person transaction must be reviewed and approved or ratified by the audit committee. In reviewing any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee in connection with the review of such transactions but does not contain specific standards for approval of such transactions. In specific circumstances, the chair of the audit committee may approve a related person transaction in accordance with our policy and report such approval to the audit committee at its next regularly scheduled meeting.

OTHER MATTERS

Stockholder Proposals or Director Nominations for 2025 Annual Meeting

If a stockholder would like us to consider including a proposal in our proxy statement for our 2025 annual meeting pursuant to Rule 14a-8 of the Exchange Act, then the proposal must be received by our corporate secretary at our principal executive offices on or before December 30, 2024. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

QuantumScape Corporation
Attention: Corporate Secretary
1730 Technology Drive
San Jose, California 95110

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal at an annual meeting, but do not seek to include the proposal in our proxy statement. In order to be properly brought before our 2025 annual meeting, the stockholder must provide timely written notice to our corporate secretary, at our principal executive offices, and any such proposal or nomination must constitute a proper matter for stockholder action. The written notice must contain the information specified in the Bylaws. To be timely, a stockholder's written notice must be received by our corporate secretary at our principal executive offices:

- no earlier than 8:00 a.m., Pacific time, on February 11, 2025, and
- no later than 5:00 p.m., Pacific time, on March 13, 2025.

In the event that the date our 2025 annual meeting is changed by more than 25 days of the one-year anniversary of this year's annual meeting, then, to be timely, such written notice must be received by our corporate secretary at our principal executive offices:

- no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of our 2025 annual meeting, and
- no later than 5:00 p.m., Pacific time, on the later of the 90th day prior to the day of our 2025 annual meeting or, if the first public announcement of the date of our 2025 annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of our 2025 annual meeting is first made by us.

In addition to satisfying the requirements of our Bylaws, pursuant to Rule 14a-19 promulgated under the Exchange Act, if you intend to solicit proxies in support of director nominees other than our nominees, then we must receive notice providing the information required by Rule 14a-19 postmarked no later than April 12, 2025. However, if the date of our 2025 annual meeting is more than 30 days before or more than 30 days after June 11, 2025, then we must receive your notice by the close of business on the later of the sixtieth (60th) day prior to such meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal or nomination at an annual meeting of stockholders does not appear in person (or by a qualified representative) to present his, her or its proposal or nomination at such annual meeting, then we are not required to present the proposal or nomination for a vote at such annual meeting.

Availability of Bylaws

A copy of our Bylaws may be obtained by accessing our filings on the SEC's website at *www.sec.gov*. You may also contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Delinquent Section 16(a) Reports

Under Section 16 of the Exchange Act, our directors, executive officers and any persons holding more than 10% of our common stock are required to report initial ownership of our common stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC, and we are required to disclose any failure to file required ownership reports by these dates. Based solely upon a review of forms filed with the SEC and the written representations of such persons, we are aware of no late Section 16(a) filings other than one transaction reported late on one late Form 4 filing in April 2024 for Prof. Dr. Prinz due to an administrative error.

2023 Annual Report

Our financial statements for our fiscal year ended December 31, 2023, are included in our annual report, which we will make available to stockholders at the same time as this proxy statement. Our Proxy Materials are posted on our website at *ir.quatumscape.com* and are available from the SEC at its website at *www.sec.gov*. **You may also obtain a copy of our annual report, free of charge, by sending a written request to QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110, Attention: Investor Relations; or by electronic mail to <u>ir@quantumscape.com</u>.**

Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement, and references to our website address in this proxy statement are inactive textual references only.

* * *

The board of directors does not know of any other matters to be presented at the annual meeting. If any additional matters are properly presented at the annual meeting, the persons named in the proxy will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the annual meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote as promptly as possible to ensure your vote is recorded.

THE BOARD OF DIRECTORS

San Jose, California
April 29, 2024

APPENDIX A - PROPOSED CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
QUANTUMSCAPE CORPORATION

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

QuantumScape Corporation, a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY: **FIRST**: That the name of the corporation is QuantumScape Corporation (the "Corporation") and that the Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 17, 2020 under the name "Kensington Capital Acquisition Corp."

SECOND: That pursuant to Section 242 of the General Corporation Law of the State of Delaware (the "DGCL"), this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this "Certificate of Amendment") amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation.

THIRD: That pursuant to Section 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions setting forth the terms and provisions of this Certificate of Amendment, declaring the terms and provisions of this Certificate of Amendment to be advisable, and directing the terms and provisions of this Certificate of Amendment to be submitted to and considered by the stockholders of the Corporation for approval.

RESOLVED, that the Corporation's Amended and Restated Certificate of Incorporation is hereby amended by amending and restating Article IX thereof in its entirety as follows:

"ARTICLE IX

To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director or officer (as applicable). Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment, repeal nor elimination of this Article IX, nor the adoption of any provision of this Amended and Restated Certificate inconsistent with this Article IX, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director or officer of the Corporation existing at the time of such amendment, repeal, elimination or adoption of such an inconsistent provision."

* * *

FOURTH: The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, this Certificate of Amendment has been duly executed by a duly authorized officer of the Corporation on this   th day of   , 2024.

QUANTUMSCAPE CORPORATION
By:
Name:
Title:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-39345

QUANTUMSCAPE CORPORATION
(Exact name of registrant as specified in its Charter)

Delaware	**85-0796578**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
1730 Technology Drive	
San Jose, California	**95110**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (408) 452-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	QS	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of June 30, 2023, the last day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of common stock on The New York Stock Exchange, was approximately $2.3 billion. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded from the foregoing calculation in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's Class A Common Stock, par value $0.0001 per share outstanding was 441,143,789, and the number of shares of the registrant's Class B Common Stock, par value $0.0001 per share outstanding was 54,665,633, as of February 20, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its annual meeting of stockholders to be held in 2024, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates, are incorporated herein by reference in Part III where indicated. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, such proxy statement is not deemed to be filed as part hereof.

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Table of Contents

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Unless the context otherwise requires, all references to "QuantumScape," "we," "us," "our," or the "Company" in this Annual Report on Form 10-K (this "Report") refer to the current QuantumScape Corporation and its subsidiaries.

The Company makes forward-looking statements in this Report and in documents incorporated herein by reference. All statements, other than statements of present or historical fact included in or incorporated by reference in this Report, regarding the Company's future financial performance, as well as the Company's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Report, the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "prospective," "should," "will," "would," the negative of such terms, and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. The Company cautions you that these forward-looking statements are subject to risks and uncertainties, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K, most of which are difficult to predict and many of which are beyond the control of the Company and incident to its business. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

In addition, forward-looking statements in this Report and in any document incorporated herein by reference should not be relied upon as representing the Company's views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable laws.

As a result of a number of known and unknown risks and uncertainties, the Company's actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include those discussed in the section titled "Risk Factors" in this Report and in our other filings with the Securities and Exchange Commission ("SEC").

Item 1. Business.

Overview

QuantumScape is a leader in developing next-generation solid-state lithium-metal battery technology for electric vehicles ("EVs") and other applications,. QuantumScape Battery Inc. was founded in 2010 with the mission to revolutionize energy storage to enable a sustainable future. In 2020, QuantumScape became a publicly traded company (NYSE: QS) through a business combination with a special purpose acquisition company named Kensington Capital Acquisition Corp. ("Kensington") which changed its name to QuantumScape Corporation upon closing. As a result of the business combination, QuantumScape Battery Inc. survived and became a wholly owned subsidiary of QuantumScape Corporation.

We are at the beginning of a forecasted once-in-a-century shift in automotive powertrains, from internal combustion engines ("ICE") to clean EVs. After 30 years of gradual improvements in conventional lithium-ion batteries, the benefits of EVs have been demonstrated, principally in the premium passenger car market. However, there are fundamental limitations inhibiting widespread adoption of battery technology, and we believe the automotive market needs a step change in battery technology to make mass market EVs competitive with the fossil fuel alternative.

We have spent over a decade developing a proprietary solid-state battery technology to meet this challenge. QuantumScape's solid-state lithium-metal battery technology is designed to offer greater energy density, faster charging, and enhanced safety when compared to today's conventional lithium-ion batteries. We believe no other lithium-metal battery technology has demonstrated the capability of achieving automotive rates of power (power is the rate at which a battery can be charged and discharged) with acceptable battery cycle life, at room temperature and modest levels of pressure (approximately 3 to 4 atm).

Since 2012, we have developed a strong partnership with Volkswagen Group of America Investments, LLC ("VGA") and certain of its affiliates (together with VGA, "Volkswagen"). Volkswagen is one of the largest car companies in the world and intends to be a leader in EVs. Over the last ten years Volkswagen has invested more than $300 million in us and has established a 50-50 joint venture ("JV") with us to enable an industrial level of production of our solid-state batteries. As 50-50 partners in the joint venture with Volkswagen, we expect to share equally in the revenue and profit from the joint venture. Over the course of our relationship, Volkswagen has successfully tested multiple early generations of certain of our single-layer and multilayer laboratory cells at automotive rates of power.

While we expect Volkswagen will be the first to commercialize vehicles using our battery technology, we are, and over the next few years, intend to continue, working closely with other automotive original equipment manufacturers ("OEMs") to make our solid-state battery cells widely available over time. Subject to the terms of the JV arrangements with Volkswagen, we are not prohibited from working in parallel with other automotive OEMs or other non-automotive companies to commercialize our technology. Since 2021, we have signed customer sampling agreements with a number of other OEMs, ranging from top ten manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validation of our solid-state battery cells with the goal of providing such cells to the OEM for inclusion into pre-production prototype vehicles and ultimately into serial production vehicles. We are currently focused on automotive EV applications, which have among the most stringent sets of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets including stationary storage and consumer electronics, and intend to explore opportunities in those areas as appropriate.

We believe that our technology enables a variety of business models and we continue to have discussions with our partners to explore such alternatives. For example, in addition to joint ventures, such as the one with Volkswagen, we may operate solely-owned manufacturing facilities or license technology to other manufacturers.

In 2021, we announced our plans to build up our manufacturing capability with the addition of a pre-pilot production line ("QS-0") in California. In 2023, we consolidated the QS-0 engineering and pre-pilot production lines. The consolidated QS-0 pre-pilot line is intended to have a continuous flow, automated line with sufficient capacity and process maturity to engage in automotive qualification and if successful, provide first commercialization via battery cells made available for sale to a third party.

Our development uses earth-abundant materials and processes suitable for high volume production. Outside of the solid-state electrolyte-separator, our battery is being designed to use many generally available materials and processes that are standard across today's battery manufacturers. As a result, we expect to benefit from the projected industry-wide cost declines for these materials that result from process improvements and economies of scale. We believe that the manufacturing of our solid-state battery cells provides us with a structural cost advantage because our battery cells are manufactured without an anode.

Industry Background

Shift to EVs

We believe that evolving consumer preferences coupled with growing government incentives and regulations are driving a once-in-a-century shift to EVs.

Countries around the world are promoting EVs. The dependence on gasoline-powered "ICE" vehicles has heightened environmental concerns, created reliance among industrialized and developing nations on large oil imports, and exposed consumers to unstable fuel prices and health concerns related to heightened emissions. Many national and regional regulatory bodies have adopted legislation to incentivize or require a shift to lower-emission and zero-emission vehicles. For example, over a dozen countries including the United Kingdom, the Netherlands, Sweden, Germany, France and Norway have announced intentions to either increase applicable environmental targets or outright ban the sale of new ICE vehicles in the next two decades. As of the end of 2023, a number of states, including California, have made the commitment to stop allowing sales of new gas-powered vehicles after 2035. Also in 2023 the European Union approved a ban on the sale of new petrol and diesel cars from 2035, other than ICE vehicles operating on carbon-neutral fuels. This global push to transition from ICE vehicles, aided by favorable government incentives and regulations, is accelerating the growth in lower- and zero-emission vehicle markets.

Furthermore, consumers are increasingly considering EVs for a variety of reasons including better performance, growing EV charging infrastructure, significantly lighter environmental impact, and lower maintenance and operating costs. Automakers such as Tesla, Inc. have demonstrated that premium EVs can deliver a compelling alternative to fossil fuels. As EVs become more competitive and more affordable, we believe that they will continue to take market share from ICE vehicles. We believe that this shift will occur across vehicle types and market segments. However, the inherent limitations of lithium-ion battery technology continue to impede improvements in EV competitiveness on range and charging times compared with ICE vehicles.

Current Battery Technology Will Not Meet the Requirements for Broad Adoption of EVs

Despite the significant progress in the shift to EVs, the market remains dominated by ICE vehicles. According to Bloomberg, approximately 17% of global car sales in 2023 were electric. For EVs to be adopted at scale across market segments, batteries need to improve. In particular, we believe there are five key requirements to drive broad adoption of EVs:

- *Battery capacity (energy density).* EVs need to be able to drive over 300 miles on a single charge to be competitive with ICE vehicles and achieve broad market adoption. The space required for conventional lithium-ion battery technology limits the range of many EVs. Higher energy density will enable automotive OEMs to increase battery pack energy without increasing the size and weight of the vehicle's battery pack.

- *Fast charging capability.* EV batteries need to be fast charging to replicate the speed and ease with which a gasoline car can be refueled. We believe this objective is achieved with the ability to charge from 10% to 80% capacity in approximately 15 minutes or less, faster than today's conventional batteries can deliver without materially degrading battery cycle life.

- *Safety (nonflammable).* EV batteries need to replace as many of the flammable components in the battery as possible with non-flammable equivalents to reduce the extent of damage caused by a fire. With current batteries, many high stress conditions can result in fires, for example malfunctions that can result in overcharges and battery damage from accidents.

- *Battery cycle life.* Batteries need to be usable for the life of the vehicle, typically 12 years or 150,000 miles. If the battery fades prematurely, EVs will not be an economically practical alternative.

- *Cost.* Mass market adoption of EVs requires a battery that is capable of high performance while remaining cost competitive.

Since these requirements have complex interlinkages, most manufacturers of conventional lithium-ion batteries used in today's cars are forced to make trade-offs. For example, conventional batteries can be fast charged, but at the cost of adversely impacting their battery cycle life.

We believe that a battery technology that can meet these requirements will enable an EV solution that is much more broadly competitive with ICE vehicles. According to the Organisation Internationale des Constructeurs d'Automobiles, approximately 85 million vehicles were produced in 2022 across the auto industry, representing a significant untapped demand for a battery that meets these requirements.

Limitations of Conventional Lithium-ion Battery Technologies

The last significant development in battery technology was the commercialization of lithium-ion batteries in the early 1990s which created a new class of batteries with higher energy density. Lithium-ion batteries have enabled a new generation of mobile electronics, efficient renewable energy storage, and the start of the transition to electrified mobility.

Since the 1990s, conventional lithium-ion batteries have gradually improved in energy density. Most increases in energy density have come from improved cell design and incremental improvements in cathode and anode technology. However, there is no Moore's law in batteries—it has taken conventional lithium-ion batteries at least 10 years to double in energy density and it has been approximately 30 years since the introduction of a major new chemistry. As the industry approaches the theoretical limit of achievable energy density for lithium-ion batteries, we believe a new architecture is required to deliver meaningful gains in energy density.

Batteries have a cathode (the positive electrode), an anode (the negative electrode), a separator that prevents contact between the anode and cathode, and an electrolyte that transports ions but not electrons. A conventional lithium-ion battery (as shown in the figure below) uses a liquid electrolyte, a polymer separator, and an anode made principally of carbon (graphite) or a carbon/silicon composite. Lithium ions move from the cathode to the anode when the battery is charged and vice versa during discharge.

Conventional Lithium-Ion Battery Architecture



In a fully discharged lithium-ion cell, the lithium in the cell resides in the cathode. When the cell is charged, lithium ions move from the cathode to the anode, where they diffuse into the carbon particles that make up the anode. In the fully charged state, the lithium ions sit in the anode. When the battery is discharged, these lithium ions are allowed to move back from the anode to the cathode, and in the process, energy can be extracted from the system.

One limit to the energy density of conventional lithium-ion batteries is imposed by the anode, which provides a host material made of carbon (graphite) and/or silicon to hold the lithium ions, preventing them from binding together into pure metallic lithium. Metallic lithium, when used with conventional liquid electrolytes and porous separators, can form growths of lithium known as dendrites, which can penetrate through the separator and short-circuit the cell.

While using a host material in the anode is an effective way to prevent dendrites, this host material adds volume and mass to the cell, adds cost to the battery, and limits the battery cycle life due to side reactions at the interface with the liquid electrolyte. The rate at which lithium diffuses through the anode also limits the maximum cell power.

The addition of silicon to a carbon anode provides a modest boost to energy density relative to a pure carbon anode. However, silicon is a host material that not only suffers from the limitations of carbon as discussed above, but also introduces cycle life challenges as a result of the repeated expansion and contraction of the silicon particles, since silicon undergoes significantly more expansion than carbon when hosting lithium ions. Furthermore, the voltage of the lithium-silicon reaction subtracts from the overall cell voltage, reducing cell energy.

Lithium-Metal Anode Required to Unlock Highest Energy Density

We believe that an anode-free lithium-metal cell is the most promising approach that can break out of the constraints inherent in conventional lithium-ion batteries and enable significant improvements in energy density.

Our battery cells have none of the host materials used in conventional anodes. Our cells are "anode-free" in that they are manufactured without anodes in a discharged state. When the cell is first charged, lithium moves out of the cathode, diffuses through our solid-state electrolyte-separator and plates in a thin metallic layer directly on the anode current collector, forming an anode. When the battery cell is discharged, the lithium diffuses back into the cathode. Eliminating the host material reduces the size and weight of the battery cell and eliminates the associated materials and manufacturing costs. This results in the highest theoretical gravimetric energy density for a lithium-based battery system if the system can be manufactured without excess lithium on the anode. Lithium-ion batteries currently used in the auto industry have energy densities of less than 300 Wh/kg. We believe lithium-metal batteries have the potential to achieve significantly higher energy density.

Lithium-metal anodes are generally compatible with conventional cathode materials, and lithium-metal batteries will derive some benefit from continued improvement in conventional cathode materials. Moreover, lithium-metal anodes may enable future generations of higher energy cathodes, such as the metal fluorides, that may not achieve significant energy density gains when used with lithium-ion anodes, as shown in the figure below.

Modeled Cell Specific Energy



Modeled Cell Energy Density [Wh/kg]
600
500
400
300
200
100
0
Lithium-Metal Anode Required
Lithium-Metal Anode
Graphite / Silicon Anode
Graphite Anode
Lithium-Metal Batteries
Conventional Lithium-Ion Batteries
LiFeBO3
LiVPO4F
LiMnPO4
LiNi0.5Mn1.5O4
HE-NMC
Li2MnSiO4(2Li)
NMC811
NCA
FeF2
CoF2
NiF2
FeF3
Cathode Materials
Key Takeaways
Lithium-metal anode enables high energy density
We believe lithium metal can't be used without a solid-state electrolyte-separator

Source: Andre et al, J Mater Chem A. (2015) 6709
Note: Modeled cell specific energy is based on traditional cell designs and architectures

Although the industry has understood for over 40 years the potential benefits of lithium-metal anodes, the industry has not been able to develop a separator that makes a lithium-metal anode practical for rechargeable applications.

Solid-State Electrolyte-Separator Required to Enable Lithium-Metal Anode

We believe that a lithium-metal battery requires that the porous separators used in conventional lithium-ion batteries be replaced with a solid-state electrolyte-separator capable of conducting lithium ions between the cathode and anode at rates comparable to conventional liquid electrolyte while also suppressing the formation of lithium dendrites, which are growths of lithium metal which can grow across the separator and short-circuit the cell. While various solid-state separators have been shown to operate at low power densities, such low power densities are not useful for most practical applications. To our best knowledge, we are the only company that has been able to demonstrate a solid-state separator for lithium-metal batteries capable of resisting dendrite formation at higher power densities, such as those required for automotive applications and fast charging, for at least 800 cycles at around 25 °C.

We believe that our ability to develop this proprietary solid-state electrolyte-separator will enable the shift from lithium-ion to lithium-metal batteries.

Our Technology



Our proprietary solid-state lithium-metal cell represents the next-generation of battery technology.

Eliminating the anode host material found in conventional lithium-ion cells increases the volumetric energy density. A pure lithium-metal anode also enables the theoretically highest gravimetric energy density for a lithium battery system, if the system can be manufactured without excess lithium on the anode.

Our cell design includes an inorganic solid ceramic film that has characteristics of both a separator and an electrolyte. This ceramic solid-state electrolyte-separator is our core technology breakthrough that enables reliable cycling of the lithium-metal anode battery. A working solid-state electrolyte-separator is needed to prevent the formation of dendrites that would normally grow through a traditional porous separator and short circuit the cell. An effective solid-state electrolyte-separator requires a solid material that has conductivity in a range similar to liquid electrolytes, chemically stable next to lithium — one of the most reactive elements in the periodic table — and able to resist the formation of dendrites. Our team worked over ten years to develop a composition that meets these requirements and to develop the techniques necessary to manufacture the electrolyte-separator material at scale using a continuous process. We have a number of patents covering both the composition of this material and key steps of its manufacturing process. While current generations of our prototype battery cells contain our proprietary solid-state electrolyte-separator and an organic liquid cathode electrolyte (i.e. catholyte), solid catholyte materials are part of our ongoing research and development investigations.

Our Cells and Electrolyte-Separator



Note: The area of cells shown range from ~65x85 mm to ~70x90 mm

Our solid-state electrolyte-separator is a dense, entirely inorganic ceramic. As shown in the figure above, it is made into a film that is thinner than a human hair and then cut into pieces. Our solid-state electrolyte-separator is flexible because it has a low defect density and is thin. In contrast, typical household ceramics are less flexible and can break due to microscopic defects which can reduce structural integrity.

The solid-state electrolyte-separator is placed between a cathode and anode current collector to form a single battery cell layer. Our single-layer solid-state cells have been tested for power density, cycle life and temperature performance. This is the only solid-state technology we are aware of that is capable of simultaneously satisfying what we believe are the key requirements for automotive commercial usage (at least 800 cycles while maintaining at least 80% energy retention, 100% depth of discharge, 1C/1C rates, <30 °C temperature, <4 atm pressure) and that has been validated by independent testing.

Data from our testing of single-layer and unit battery cells shows that unlike previous solid-state efforts, our solid-state electrolyte-separators can work at high rates of power, with the ability to charge from 10% to 80% capacity in approximately 15 minutes or less, which is faster than today's conventional batteries can deliver without materially degrading cycle life. Repeated fast-charging of battery cells may result in cycle life degradation, as is the case in conventional lithium-ion batteries. We also presented data showing our single-layer battery cell can work at a wide range of temperatures, including results that show cycling at -10 °C. In 2023, we presented data on our top-performing 24-layer A0 prototype cell in one prospective customer's battery testing labs achieving over 1,000 full cycle equivalents with over 95% discharge energy retention, using customer-specified test conditions of C/3 charge and C/2 discharge with our standard temperature and pressure conditions, and 100% depth of discharge.

The basic building block of our designed battery package is the unit cell, consisting of a double-sided cathode with a solid-state electrolyte-separator on either side. We stack these unit cells together to form multilayer cells. We first demonstrate new functionality using these unit cells, rather than in single-layer cells as in the past.

7

Multilayer Progress



1 Manufactured Anode-free
Anode-free cell design with lithium plated during charge cycles
2 QS Solid-State Electrolyte-Separator
Ceramic electrolyte with high dendritic resistance
SINGLE-LAYER CELL
Anode Current Collector
Manufactured Anode-free
QS Solid-State Electrolyte-Separator
Cathode Active Material
Catholyte
Cathode Current Collector
UNIT CELL
(Bi-layer stack)
MULTILAYER STACK (24 LAYERS)
2 layers per unit cell

Depending upon our potential customers' requirements, our battery cell will require several dozen layers within each battery package. In 2022, we shipped 24-layer A0 prototype battery cells to multiple automotive OEMs for testing. These A0 prototypes have the same layer count and similar separator area as our planned first commercial product—a 24-layer cell with a capacity of approximately 5 amp-hours—though additional improvements to the product and production processes are required to bring this first commercial product to market. In addition, there may be customers who require cells with a higher layer count and different dimensions.

We need more production capacity to make the large number of multilayer cells needed for testing and for process optimization, including yield improvement and reliability. We have ordered and continue to order new automation and high-volume equipment that we expect will increase both output and repeatability; the nature of the task, and the development approach that we use, involves high velocity experimentation and a large number of samples. We now plan to focus on improving the reliability of our prototype cells by reducing manufacturing defects, and increasing the energy density of these prototype cells to get closer to our commercial targets by incorporating higher capacity-loading cathodes and more efficient packaging.

Our cathodes use a combination of conventional cathode active materials such as NMC or a cobalt-free, nickel-free composition like LFP with a catholyte made of an organic liquid. In the future, we may use other compositions of cathode active materials. Over the years, we have developed catholytes made of differing mixtures of organic liquid electrolyte to optimize performance across multiple metrics such as voltage, temperature, power, and safety, among others. We continue to test solid, gel and liquid catholytes from time to time in our cells. The solid catholyte is part of our ongoing research and development investigation into inorganic catholytes. Our solid-state electrolyte-separator platform is being designed to enable faster charge rates for thicker cathode electrodes, which, when combined with a lithium-metal anode, may further increase cell energy densities.

We have developed a new cell format that combines features of a conventional pouch cell and a prismatic cell to address the challenges of lithium-metal expansion. This cell architecture is designed to accommodate expansion as the cell charges and the anodes of each layer are plated with lithium metal, and conversely, the contraction as the cell discharges. Additionally, the format is designed to allow the cell to simultaneously dissipate excess heat during fast charging, function with or without externally applied pressure, enable high-volume manufacturing and pack integration, and offer good packaging efficiency to achieve our cell-level energy density targets.

We believe our battery technology may provide significant improvements in energy density compared to today's conventional lithium-ion batteries, as shown in the figure below.

Shifting the Energy-Power Performance Frontier



† Our projections and targets based on existing estimates and model assumptions
Sources: Li-ion cell energy density from batemo.com database, charge times from ev-database.org and insideevs.com (for Rivian R1T)

Benefits of Our Technology

We believe our battery technology will enable significant benefits across battery capacity, charging rate, safety, and cycle life while minimizing cost. We believe these benefits will provide significant value to automotive OEMs by enabling greater customer adoption of their EVs. By solving key pain-points such as 15-minute fast charging, we believe our battery technology will enable the delivery of an EV experience that is significantly more competitive with fossil fuel vehicles than what today's EVs can achieve with conventional batteries.

Our battery technology is intended to meet the five key requirements we believe will enable mass market adoption of EVs:

- *Energy density.* Our battery design is intended to increase volumetric and gravimetric energy density by eliminating the carbon/silicon anode host material found in conventional lithium-ion cells. This increased energy density will enable EV manufacturers to increase range without increasing the size and weight of the battery pack, or to reduce the size and weight of the battery pack which will reduce the cost of the battery pack and other parts of the vehicle.

- *Fast charging capability.* Our battery technology, and specifically our solid-state electrolyte-separator material, has been tested to demonstrate the ability to charge from 10% to 80% capacity in approximately 15 minutes or less, which is faster than today's conventional batteries can deliver without materially degrading battery cycle life. In these conventional batteries, the limiting factor for charge rate is the rate of diffusion of lithium ions into the anode. If a conventional battery is charged at high rate, especially at high state-of-charge or low temperature, lithium can start plating on carbon particles of the anode rather than diffuse into the carbon particles. This causes a reaction between the plated lithium and liquid electrolyte which reduces cell capacity and increases the risk of dendrites that can short circuit the cell. With a lithium-metal anode, using our solid-state electrolyte-separator, we expect the lithium to be plated as fast as the cathode can deliver it. Nonetheless, repeated fast-charging of battery cells may result in cycle life degradation, as is the case in conventional lithium-ion batteries.

- **Enhanced safety.** Our solid-state battery cell uses a ceramic electrolyte-separator which is not combustible and we believe is therefore safer than conventional polymer separators. This ceramic electrolyte-separator is also capable of withstanding temperatures considerably higher than those that would melt conventional polymer separators, providing an additional measure of safety. Although additional safety tests need to be performed as our materials and processes evolve, in 2023 we ran a suite of safety tests on a limited number of our A0 prototype cells, including nail penetration, overcharge, external short circuit, and thermal stability testing up to 300°C (higher than the 180°C melting point of lithium), and the A0 prototype cells successfully passed these automotive safety tests according to the specification set by a leading OEM, with hazard levels of 3 or lower as defined by EUCAR and SAE J2464 standards. Notwithstanding the foregoing, we note that although the A0 prototype cells have passed these automotive safety tests, we have been able to test these cells to the point of failure under additional modified test conditions. Moreover, these safety test results for the A0 prototype cells are not necessarily representative of those of subsequent generations of our cells since safety is a function of a cell's materials composition, which changes from one generation of cells to the another. We also need to test a much larger sampling of cells to ensure statistical significance.

- **Battery cycle life.** We are designing our technology to enable increased battery cycle life relative to conventional lithium-ion batteries. In a conventional cell, a reason that battery capacity fades over time is the gradual irreversible loss of lithium due to side reactions between the liquid electrolyte and the anode. By eliminating the anode host material, we expect to eliminate those anode side reactions to enable longer battery cycle life. Our top-performing 24-layer A0 prototype cell in one prospective customer's battery testing labs achieved over 1,000 full cycle equivalents with over 95% discharge energy retention, using customer-specified test conditions of C/3 charge and C/2 discharge with our standard temperature and pressure conditions, and 100% depth of discharge. This performance exceeds the cycle life and capacity retention in battery warranties for some of the best-selling EVs in the U.S. market today, which require that cells retain 70% of the rated capacity at 150,000 miles.

- **Cost.** Our battery technology eliminates the anode host material and the associated manufacturing costs, providing a structural cost advantage compared to traditional lithium-ion batteries. When comparing manufacturing facilities of similar scale, we estimate that eliminating these costs has the potential to provide a cost savings compared to the costs of building traditional lithium-ion batteries.

Our Competitive Strengths

Only lithium-metal battery technology showing capability to meet automotive requirements for power, cycle life, and temperature range to our knowledge. We have built and tested single-layer and multilayer solid-state cells and have demonstrated that our technology shows the capability to meet automotive requirements for power, cycle life, and temperature range. Since 2018 Volkswagen has tested multiple generations of our prototype cells, including single-layer and multilayer prototype cells. In 2024, Volkswagen announced it had successfully tested our A0 24-layer prototype cells at automotive rates of power, noting that the A0 prototype cell was also able to meet the requirements for other test criteria such as fast charging capability, safety and self-discharge. In addition, since 2021 we have signed customer sampling agreements with a number of other OEMs, ranging from top ten manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validation of our solid-state battery cells with the goal of providing such cells to the OEM for inclusion into pre-production prototype vehicles and ultimately into serial production vehicles.

Partnership with one of the world's largest automotive OEMs. We are partnered with Volkswagen, one of the largest automakers in the world. Volkswagen has been a major investor since 2012 and has invested more than $300 million in us. In addition, Volkswagen has committed additional capital to fund our 50-50 joint venture to enable an industrial-level production of our solid-state batteries for use in Volkswagen vehicles. As 50-50 partners in the joint venture with Volkswagen, we expect to share equally in the revenue and profit from the joint venture.

High barriers to entry and extensive patent and intellectual property portfolio. Since inception, we have generated more than 350 U.S. and foreign patents and patent applications – including broad fundamental patents around our core technology. Our proprietary solid-state electrolyte-separator uses the only material we know of that can cycle lithium at automotive current densities and room temperature without forming dendrites. We have a range of patents, including patents that cover:

- Composition of matter, including the optimal composition as well as wide-ranging coverage of a number of variations;

- Enabling battery technology covering compositions and methods required to incorporate a solid-state electrolyte-separator into a battery;

- Manufacturing technology, protecting the way to make the separator at scale without semiconductor-style vacuum production or batch processes used in traditional ceramics; and

- Material dimensions, including our proprietary solid-state electrolyte-separator, covering any separator with commercially practical thicknesses for a solid-state battery.

Significant development focused on next-gen technology for automotive applications. We have spent over a decade developing our battery technology. Many of our technical team members have worked at large battery manufacturers and automotive OEMs. Through its experience, our team has significant technical know-how and is supported by extensive facilities and equipment, development infrastructure, and data analytics.

Designed for volume production. Our battery cells are designed to use earth-abundant materials and processes suitable for high volume production. Our manufacturing process for our proprietary solid-state electrolyte-separator uses equipment which is already used at scale in the battery or ceramics industries. While preparing for scale production, we have purchased or tested production-intent equipment from the world's leading vendors. In particular, we expect to produce our proprietary solid-state electrolyte-separator using scalable continuous-flow heat treatment to process separator films more rapidly while applying less total heat energy per film. Although our electrolyte-separator material is proprietary, the inputs are readily available and can be sourced from multiple suppliers across different geographies.

Structural cost advantage leveraging industry cost trends. Aside from the solid-state electrolyte-separator, our battery is being designed to use many of the materials and processes that are standard across today's lithium-ion battery manufacturers. As a result, we expect to benefit from the projected industry-wide cost declines for these materials that result from process improvements and economies of scale. We believe that the manufacturing of our solid-state battery cells provides us with a structural cost advantage because our battery cells are manufactured without an anode.

Our Growth Strategy

Continue to develop our commercial battery technology and manufacturing capabilities. We will continue developing our battery technology with the goal of enabling commercial production subsequent to the automotive qualification process, which generally involves several major delivery milestones of A, B and C samples. We have demonstrated capabilities of our solid-state electrolyte-separator and battery technology in single-layer and multilayer, solid-state cells in commercially relevant areas (ranging from 60x75mm to 70x85mm), and in 2022, shipped 24-layer A0 prototype battery cells to multiple automotive OEMs for testing. As we move from prototypes to commercial products, we will need to continue improving the quality and consistency of materials and processes for high volume manufacturing, including increased precision through automation and process control, quality of material inputs, and particle reduction across our process flow. We will continue to work to further develop and validate the volume manufacturing processes to enable high volume manufacturing and minimize manufacturing costs. We will continue to work on increasing the yield of our solid-state electrolyte-separator to reduce scrappage and to increase utilization of manufacturing equipment. Commercialization is first expected from QS-0, our pre-pilot production line in California, and with subsequent production expected from QS-1, a 1GWh pilot-production line, ("QS-1"), as part of our joint venture partnership with Volkswagen.

Meet Volkswagen battery demand. QS-1 is to be built and run by our 50-50 joint venture with Volkswagen and, together with the subsequent expansion to the full 21GWh target ("QS-1 Expansion"), would represent a small fraction of Volkswagen's demand for batteries considering vehicle volumes under 2.3% of Volkswagen's total production in 2023, assuming a 100KWh pack size. Our goal is to significantly expand the production capacity of the joint venture, in partnership with Volkswagen, to meet more of their projected demand.

Expand relationships with other automotive OEMs. While we expect Volkswagen will be the first to commercialize vehicles using our battery technology, we are, and over the next few years as we build QS-1, intend to continue, working closely with other automotive OEMs to make our solid-state battery cells widely available over time. Subject to the terms of the JV arrangements with Volkswagen, we are not prohibited from working in parallel with other automotive OEMs or other non-automotive companies to commercialize our technology. Since 2021, we have signed customer sampling agreements with a number of other OEMs, ranging from top ten manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validation of our solid-state battery cells with the goal of providing such cells to the OEM for inclusion into pre-production prototype vehicles and ultimately into serial production vehicles.

Expand target markets. We are currently focused on automotive EV applications, which have the most stringent set of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets including stationary storage and consumer electronics such as smartphones and wearables. For example, we have signed agreements with companies to evaluate our batteries for inclusion in their stationary energy storage and consumer electronics applications.

Expand commercialization models. Our technology is being designed to enable a variety of business models. In addition to joint ventures, such as the one with Volkswagen, we may operate solely-owned manufacturing facilities or license technology to other manufacturers. Where appropriate, we may build and sell solid-state electrolyte-separators or cell layers rather than complete battery cells.

Manufacturing and Supply

Our battery manufacturing process is being designed to be very similar to that of conventional lithium-ion battery manufacturing, with a few exceptions:

- We use a proprietary electrolyte-separator material instead of the polyolefin separator used in lithium-ion cells.
- Our architecture eliminates the need for anode manufacturing, reducing capital investment and lowering operating costs.
- We will build our multilayer cells by sequentially stacking rather than winding cell materials together.
- Our cell design allows us to shorten the weeks-long aging process required for conventional lithium-ion cells, thus decreasing manufacturing cycle time and reducing working capital needs.

Our architecture depends on our proprietary solid-state electrolyte-separator, which we will manufacture ourselves. Though our solid-state electrolyte-separator design is unique, its manufacturing relies on well-established, high-volume production processes currently deployed globally in other industries.

We plan to source our input materials from industry leading suppliers to the lithium-ion battery industry, and we already have strategic relationships in place with the industry's leading vendors of cathode material, the most critical purchased input to our cell, along with leading vendors of other less critical inputs. Our solid-state electrolyte-separator is made from abundant materials produced at industrial scale in multiple geographies. We do not anticipate any unique supply constraints that would impede the commercialization of our product for the foreseeable future.

Relative to conventional lithium-ion cells, our technology eliminates the anode material cost (e.g., carbon/silicon host material, electrolyte in the anode) and reduces manufacturing costs (e.g., no anode related manufacturing costs, reduced formation costs). This enables savings in materials, capital equipment and manufacturing time, as illustrated in the graphic below.


Collector
Cathode Material
Solvent
Binder / Other
Mixing
Cooling / Drying
Roll Pressing
Slitting / Notching
Drying
QS makes proprietary
QS solid-state electrolyte-separator
Stacking
Electrolyte-Separator
Packing
Cell Container
Formation
Reduced
Testing
Cell
Collector
Anode Material
Solvent
Binder / Other
Mixing
Cooling / Drying
Roll Pressing
Slitting / Notching
Drying

Partnerships

Volkswagen Collaboration

QuantumScape has had a strong collaborative relationship with Volkswagen since 2012. Our collaboration initially focused on the testing and evaluation of QuantumScape's battery technology. Volkswagen engineers worked closely with our engineering team and oversaw the progress on our technology development efforts and battery testing. Volkswagen has made several rounds of equity investments in QuantumScape, and senior executives of Volkswagen joined our board of directors (the "Board"). During the early part of this collaboration we worked closely with members of Volkswagen's global research and development team and then with Volkswagen's Center of Excellence for Battery Cells, which was tasked with commercializing battery technologies within Volkswagen. Now the QuantumScape team works closely with PowerCo. SE, Volkswagen's battery company ("PowerCo"). Frank Blome, the CEO of PowerCo and former Head of Volkswagen's Center of Excellence for Battery Cells, and Jens Wiese, co-founder of Leitmotif, a venture capital fund that is focused on decarbonization, and recently Head of Volkswagen Group M&A, Investment Advisory, and Partnerships, are members of the Board.

Joint Venture Relationship

In June 2018, we formed QSV Operations LLC ("QSV"), a 50-50 joint venture entity with Volkswagen focused on cell manufacturing, to facilitate the commercialization of our solid-state battery technology. In 2018, the parties collectively made an initial equity investment in the joint venture of approximately $3 million. Upon the occurrence of certain development milestones and subject to the entry by QuantumScape, Volkswagen and QSV into certain related agreements, QuantumScape and Volkswagen have agreed to commit additional capital on a 50-50 basis to QSV to fund the buildout of QS-1 and QS-1 Expansion. As 50-50 partners in the cell manufacturing joint venture with Volkswagen, we expect to share equally in the revenue and profit from the joint venture, including from QS-1 and QS-1 Expansion. Under the joint venture agreements, QSV will purchase solid-state electrolyte-separators from QuantumScape.

The joint venture agreements were amended in 2020 in connection with a further $200 million investment by Volkswagen in QuantumScape. In connection with this equity investment, Volkswagen has the right to designate two members to our Board, who are currently Mr. Blome and Mr. Wiese.

The joint venture agreements provide for the commercialization of our solid-state battery cells to occur in two phases. The first phase is the construction of QS-1 with an annual capacity of 1GWh. QSV will begin construction of QS-1 when certain delivery and validation milestones are met for our solid-state battery cells. The second phase is QS-1 Expansion.

We believe the joint venture structure will enable Volkswagen to benefit from early access to our solid-state battery cells, but also protect our intellectual property. For example, intellectual property for certain key battery technology will continue to be owned by us and will be provided to the joint venture through a limited license for purposes of QS-1. The parties will agree on the license terms for a high-volume manufacturing facility for this battery technology. The joint venture terminates upon the earliest to occur of (i) Volkswagen exercising specified put rights in the event of, amongst others, (a) a change of control of QuantumScape, or (b) the failure by us to meet specified development milestones within certain timeframes, (ii) QuantumScape or Volkswagen exercising specified call or put rights in the event of, amongst others, if the parties cannot agree to commercial terms for QS-1 or QS-1 Expansion within certain timeframes, (iii) a certain date after commencement of production of a Volkswagen series production vehicle using our battery cells (or an alternative end date if no such production was commenced after certain technical milestones with respect to our battery cell technology were reached) and (iv) December 31, 2028. In addition, the parties may mutually agree to terminate the joint venture agreement.

The commercialization timeline originally contemplated in 2018 by the joint venture agreements, and by subsequent amendments, has changed, and as of the time of our filing of our annual report on Form 10-K for the year ended December 31, 2022, certain milestones contemplated by the joint venture agreements were not met. As a result, Volkswagen's right to exercise its put rights has been triggered. If Volkswagen exercises such rights, the joint venture with Volkswagen and Volkswagen's commitments to purchase output capacity from the joint venture would terminate, and we would be obligated to purchase Volkswagen's interest in the joint venture for its book value. As of December 31, 2023, the book value of this interest was approximately $1.8 million and is recorded as a redeemable non-controlling interest in our Consolidated Balance Sheets. To the extent that we and Volkswagen allocate additional money to the joint venture in the future, the cost to us of a decision by Volkswagen to exercise its put rights would increase. To date, Volkswagen has not informed us of any intention to exercise its put rights. There can be no assurance that Volkswagen will not decide to exercise these or any other put rights that it may have in the future with respect to its interest in the joint venture.

Volkswagen committed to purchase a certain portion of the output capacity of QS-1 at a price for the solid-state battery cells that is comparable to those of lithium-ion batteries, but with a premium for the outperformance of these battery cells based on certain key technical parameters. We will sell solid-state electrolyte-separators to the joint venture at a price to be agreed by the parties based on the provisions of the joint venture agreements. The joint venture agreements provide the framework for the commercial relationship. At the appropriate time, the parties will negotiate agreements covering the details of these purchase commitments.

QS-1 Expansion is subject to meeting additional technical milestones and agreement on commercial terms, including pricing for the battery cells, agreement on the terms of purchase or license for the solid-state electrolyte-separators, and agreement on terms of the license to our battery technology for QS-1 Expansion. We have agreed that the pricing for the battery cells sold by QS-1 Expansion and the solid-state electrolyte-separators purchased by QS-1 Expansion may be different from the pricing set for QS-1, and we will need to agree on pricing at the appropriate time. In addition, we will need to agree to the terms of the license to our battery technology for QS-1 Expansion.

Volkswagen is expected to have a significant role in the manufacturing ramp-up of QSV, and we have agreed that certain technology that is developed by QSV will be owned by the joint venture and licensed to each of QuantumScape and Volkswagen on a royalty-free basis. None of this intellectual property has been developed to date. Although the parties have not commenced operations on QS-1, Volkswagen has offered to assist us with supply chain, manufacturing ramp-up planning, and automation. In addition, we have collaborated with Volkswagen on enabling us to develop stronger relationships with battery component supply companies, such as cathode manufacturers and equipment supply companies.

Research and Development

We conduct research and development at our headquarters facility in San Jose, California. Research and development activities concentrate on making further improvements to our battery technology. Following the shipment of 24-layer A0 prototype battery cells, we plan to focus our research and development on subsequent generations of prototype samples incorporating advances in cell functionality, process and reliability. We are working to improve the maturity of our production processes and to bring online and scale up our pre-production QS-0 line.

Our research and development currently includes programs for the following areas:

- *Continued improvement of our prototype cells' energy density.* We believe our battery technology may provide significant improvements in energy density compared to today's conventional lithium-ion batteries. We have been working to address this opportunity in several ways, including increasing the cathode capacity loading and packaging efficiency of our multilayer cells. To increase cathode capacity loading, we need to address several technical challenges, including coating cathode electrodes with higher mass loading while maintaining quality, calendaring the cathodes to the necessary thickness, optimizing cathode microstructure, and ensuring good catholyte interface with active material while still meeting our targeted charge and discharge power. To enhance packaging efficiency, we have been working to improve the ratio of active materials of the battery to its inactive materials by, among other things, tightening tolerances between the individual cell components, reducing the thickness of elements of the cell stack, and minimizing or eliminating inactive materials or spaces inside the cell package — all without adversely impacting performance of the cells.

- *Continued improvement of the cathode.* Our cathodes use a conventional cathode active material such as NMC mixed with a catholyte. We plan to benefit from industry cathode chemistry improvements and/or cost reduction, which in the future may include use of other cathode active materials, including cobalt-free compositions, including LFP, as well as cathode processing advances such as dry electrode processing. Over the years, we have developed catholytes made of differing mixtures of organic liquid electrolyte to optimize performance across multiple metrics such as voltage, temperature, power, and safety, among others. We continue to test solid, gel and liquid catholytes in our cells. The solid catholyte is part of our ongoing research and development investigation into inorganic catholytes. Our solid-state catholyte platform is being designed to enable high rates of charge and discharge for even thicker cathode electrodes, which when combined with a lithium-metal anode, may further increase cell energy densities.

- *Continued improvement in quality, consistency and reliability.* We are working to improve the quality and uniformity of our cells, including our solid-state electrolyte-separators, to further improve, among other things, the cycling behavior, power, operating conditions, and reliability of our cells. For certain of our processes, we use methods of continuous processing found at scale in both the battery and ceramic industries and are working on continuous improvement of this process, including better quality, consistency, and higher throughput through automation and process control (including specification tightening and adding or improving inspection points along the manufacturing process flow), quality of material inputs, and particle reduction across our process. We are also exploring new methods not typically used in ceramics that offer significant potential cost savings. Regarding consistency, we believe tightening the variability of electrolyte-separator quality will result in better yield. We plan to implement process improvements and controls necessary to manufacture higher quality, more consistent materials; we believe these activities will ultimately lead to higher reliability.

- *Continued improvement in throughput.* Increasing the volume of solid-state electrolyte-separator production results in the increased quantities required for prototypes with higher layer counts and delivery of more test cells to prospective customers. We continue to invest and deploy resources to automate our manufacturing process, including purchasing larger-scale manufacturing equipment, that we expect will substantially improve our manufacturing processes and, as a result, increase throughput required for product qualification and to achieve the cost, performance and volume levels required for commercial shipments.

- *Multilayering.* We have demonstrated capabilities of our solid-state electrolyte-separator and battery technology in single-layer and multilayer solid-state cells in commercially relevant areas (ranging from approximately 60x75mm to 70x85mm), and in 2022, shipped 24-layer A0 prototype battery cells to multiple automotive OEMs for testing. In order to advance the maturity of our prototype cells and produce commercially-viable solid-state battery cells, we must produce battery cells with dozens of layers and may have to increase cell layer count; while we target our first commercial product to have 24 layers, the exact number of layers and dimensions will vary and depend upon specific customer preference, cell design considerations, and other factors. We will need to overcome production challenges to produce sufficient volumes of our solid-state electrolyte-separators and prototype battery cells to complete development of our first commercial product and for customer evaluation and product qualification purposes, as well as subsequent cell designs that may require increased layer counts.

Intellectual Property

The success of our business and technology leadership is supported by our proprietary battery technology. We rely upon a combination of patents, trademarks and trade secrets in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property through nondisclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties. We regularly file applications for patents and have a significant number of patents in the United States and other countries where we expect to do business. Our patent portfolio is deepest in the area of solid-state electrolyte-separators with additional areas of strength in anodes, next-generation cathode materials, and cell, module, and pack design specific to lithium-metal batteries. Our trade secrets primarily cover manufacturing methods.

As of December 31, 2023, we owned or licensed, on an exclusive basis, more than 180 issued U.S. patents and patent applications, and more than 180 granted foreign patents and patent applications. We have two registered U.S. trademarks and five pending U.S. trademark applications. Patents issued to us start expiring in 2033.

Competition

The EV market, and the battery segment in particular, is rapidly evolving and highly competitive. With the introduction of new technologies and the potential entry of new competitors into the market, we expect competition to increase in the future, which could harm our business, results of operations, or financial condition.

Our prospective competitors include major manufacturers currently supplying the industry, automotive OEMs and potential new entrants to the industry. Major companies now supplying batteries for the EV industry include Panasonic Corporation, Samsung SDI, Contemporary Amperex Technology Co. Limited, LG Energy Solutions, BYD Co. Limited and SK Innovation Co. Limited. They supply conventional lithium-ion batteries and in many cases are seeking to develop solid-state batteries, including potentially lithium-metal batteries. In addition, because of the importance of electrification, many automotive OEMs are researching and investing in solid-state battery efforts and, in some cases, in battery development and production. For example, Tesla, Inc. is building multiple battery gigafactories and potentially could supply batteries to other automotive OEMs, and Toyota Motors and a Japanese consortium have a multi-year initiative pursuing solid-state batteries.

A number of development-stage companies such as SES, Solid Power, Enovix, and Sila Nanotechonologies are also seeking to improve conventional lithium-ion batteries or to develop new technologies for solid-state and/or lithium-metal batteries. Potential new entrants are seeking to develop new technologies for cathodes, anodes, electrolytes and additives. Some of these companies have established relationships with automotive OEMs and are in varying stages of development.

We believe our ability to compete successfully with lithium-ion battery manufacturers and with other companies seeking to develop solid-state batteries will depend on a number of factors including battery price, safety, energy density, charge rate and cycle life, and on non-technical factors such as brand, established customer relationships and financial and manufacturing resources.

Many of the incumbents have, and future entrants may have, greater resources than we have and may also be able to devote greater resources to the development of their current and future technologies. They may also have greater access to larger potential customer bases and have and may continue to establish cooperative or strategic relationships amongst themselves or with third parties (including automotive OEMs) that may further enhance their resources and offerings.

Government Regulation and Compliance

There are government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, and disposal of hazardous materials. We will ultimately have to comply with these regulations to sell our batteries into the market. The license and sale of our batteries abroad is likely to be subject to export controls in the future.

Employees and Human Capital

We pride ourselves on the quality of our world-class team and seek to hire only employees dedicated to our strategic mission. Many of our employees have significant experience working with large battery manufacturers and automotive OEMs. As of December 31, 2023, we employed approximately 850 employees, based primarily in our headquarters in San Jose, California. Many of our employees in our research and development and related functions hold engineering and scientific degrees, including many from the world's top universities.

Diversity, Equity and Inclusion

We seek team members who want to help solve a significant problem that will positively impact the world. We value diversity and recognize the importance of fostering a positive, inclusive culture. We seek to promote fair and equitable hiring and promotion processes and year-over-year improvements in diverse representation. Some of our actions to achieve this included delivering management training for our senior leaders, implementing a job leveling framework to ensure candidates are assessed against a consistent set of criteria, and making certain that our commitment to equal hiring and promotion opportunities is substantiated with equal pay for equal work by conducting an annual internal pay equity analysis.

Attraction and Retention

We are committed to maintaining equitable compensation programs including equity participation. We offer market-competitive salaries and strong equity compensation aimed at attracting and retaining team members capable of making exceptional contributions to our success. Our full-time regular employees hold equity in our company and are generally eligible for the employee stock purchase plan. Our compensation decisions are guided by the external market, role criticality, and the contributions of each team member. Our job-leveling framework and associated pay ranges allow us to maintain pay equity while offering the attractive and effective compensation needed as we grow and compete for talent.

Health and Safety

The health and safety of our employees is mission critical. We emphasize a proactive safety culture and maintain a supportive organization and work culture that encourages personal health and work-life balance for our employees. Our Environmental, Health and Safety (EHS) department leads the programs that address workplace health and safety concerns through engineering controls, policies, procedures, training, monitoring and audits, and reports directly to our board of directors on a quarterly basis on such matters.

To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or are subject to a collective bargaining agreement.

Available Information

Our investor relations website is located at https://ir.quantumscape.com, our X account handle is @QuantumScapeCo, our investor relations X account handle is @QuantumScapeIR, our Chief Technology Officer's X account handle is @ironmantimholme, our Chief Marketing Officer's X account handle is @HussainAsim, and our corporate LinkedIn account is located at www.linkedin.com/company/quantumscape. We use our investor relations website, aforementioned X accounts and LinkedIn account to post important information for investors, including news releases, analyst presentations, and supplemental financial information, and as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our investor relations website, aforementioned X accounts, and LinkedIn account in addition to following press releases, filings with the Securities and Exchange Commission (the "SEC") and public conference calls and webcasts. We also make freely available, on our investor relations website under "SEC Filings," our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC.

Item 1A. Risk Factors.

The following summary risk factors and other information included in this Report should be carefully considered. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. If any of the following risks actually materializes, our stock price, business, operating results and financial condition could be materially adversely affected. For more information, see below for more detailed descriptions of each risk factor.

- We face significant challenges in our attempt to develop a solid-state battery cell and produce it at high volumes with acceptable performance, quality, consistency, reliability, throughput, safety, and cost. The pace of development is often not predictable, and we may encounter delays and cost overruns related to planning, permitting, construction, supply chain disruptions, equipment installation, utilities infrastructure installation and operations start-up of our manufacturing facilities. Delays or failures in accomplishing these and other development objectives, including delays in delivering battery cell samples to our customers, may delay or prevent successful commercialization of our products.

- We may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, or external factors may negatively affect the reliability of such suppliers, all of which could delay the introduction of our product and negatively impact our business.

- If our batteries fail to perform as expected, our ability to develop, market and sell our batteries could be harmed.

- Our relationship with Volkswagen is subject to various risks which could adversely affect our business and future prospects. There are no assurances that we will be able to meet Volkswagen's time, cost, performance and volume requirements, or commercialize solid-state batteries from our joint development relationship with Volkswagen.

- We may not succeed in attracting and retaining customers during the development stage or for high volume commercial production, and our future growth and success depend on our ability to attract and retain customers.

- We may be unable to adequately control the costs associated with our operations and the components necessary to build our solid-state battery cells, and, if we are unable to control these costs and achieve cost advantages in our production of our solid-state battery cells at scale, our business will be adversely affected.

- We rely heavily on our intellectual property portfolio. If we are unable to protect or assert our intellectual property, our business and competitive position would be harmed.

- We may need to defend ourselves against intellectual property infringement claims or other litigation, which may be time-consuming and could cause us to incur substantial costs.

- We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict our manufacturing requirements, we could incur additional costs or experience delays.

- The battery market continues to evolve, is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

- Our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

- The trading price of our Class A Common Stock has been and may in the future continue to be subject to extreme volatility.

- We have had to restate our previously issued financial statements and in connection with such process, identified a material weakness in our internal control over financial reporting. Although this material weakness has been remediated, we cannot provide assurances that additional material weaknesses, or significant deficiencies, will not occur in the future.

- Global climate change, an increase in related legal and regulatory requirements and an increased related emphasis on ESG matters by various stakeholders could negatively affect our business.

- Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, and our operations may be severely disrupted if we lose their services.

- Our business operations involve environmental and safety risks and we are subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

The following risk factors apply to our business and operations. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to our business, financial condition, and prospects. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this Report.

Risks Related to Our Technology Development and Scale-Up

We face significant challenges in our attempt to develop a solid-state battery cell and produce it at high volumes with acceptable performance, quality, consistency, reliability, throughput, safety, and costs. The pace of development is often not predictable and we may encounter delays and cost overruns related to planning, permitting, construction, equipment installation, utilities infrastructure installation and operations start-up of our manufacturing facilities. Delays or failures in accomplishing these and other development objectives may delay or prevent successful commercialization of our products.

Developing lithium-metal solid-state batteries that meet the requirements for wide adoption by automotive OEMs is a difficult undertaking and, as far as we are aware, has never been done before. We are still in the development stage and face significant challenges in completing the development of our multilayer battery cells and in producing battery cells in commercial volumes. Some of the development challenges that could prevent the introduction of our solid-state battery cell include difficulties with increasing the quality, consistency, reliability and production throughput of our solid-state electrolyte-separators and cells, increasing the size and layer count of our multilayer cells, increasing manufacturing scale to produce the volume of cells needed for our technology development and customer applications, installing, bringing up and optimizing higher volume manufacturing equipment, packaging design and engineering to ensure adequate cycle life, pressure management, cost reduction, completion of the rigorous and challenging specifications required by our automotive partners, including but not limited to, calendar life, mechanical, safety, and abuse testing and development of the final manufacturing processes.

Our solid-state electrolyte-separator is in the development stage. These solid-state electrolyte-separators have never been used before for battery applications (or to our knowledge, for any other applications) and there are significant quality, consistency, reliability and throughput, cost and manufacturing process challenges to be solved in order for the solid-state electrolyte-separators to be produced and used commercially. We are likely to encounter engineering challenges as we increase the lateral dimensions, reduce the thickness and increase the production volume of our solid-state electrolyte-separators. If we are not able to overcome these barriers in developing and producing solid-state electrolyte-separators at commercial volumes, our business could fail.

To achieve target energy density, we need to assemble multiple cell layers, enclose them within a single battery package, improve the cathode capacity loading, and address related technical challenges. Depending upon our customer's requirements, our battery cell may require dozens of layers within each battery package. We have tested single-layer and multilayer cells in commercially relevant areas that measure approximately 60x75mm to 70x85mm, and shipped our first 24-layer A0 prototype battery cells in 2022. While we target our first commercial product to have 24 layers, the exact number of layers and dimensions will vary and depend upon specific customer preference, cell design considerations, and other factors. We will need to overcome production challenges to produce sufficient volumes of our solid-state electrolyte-separators and prototype battery cells to complete development of our first commercial product and for customer evaluation and product qualification purposes, as well as subsequent cell designs that may require increased layer counts. We will need to produce these cells at improved yields without compromising performance, and while solving related packaging and reliability challenges in a way that is scalable and low-cost. There are significant engineering and mechanical challenges that we must overcome to advance the development of our battery cells. In addition, we have been and will continue to acquire certain equipment that we currently do not possess and to develop the manufacturing process necessary to make these multilayer battery cells at high volumes. If we are not able to overcome these developmental hurdles in building our multilayer cells, our business is likely to fail.

We are evaluating multiple cathode material compositions for inclusion in our solid-state battery cells and have not yet finalized the cathode composition or formulation, or the design of related cell assembly components. We also have not validated that the current cell design meets all automotive requirements. We have not yet validated a manufacturing process or acquired the equipment necessary to produce high volumes of our cathode electrode or related cell assembly components that meet all commercial requirements. If we are not able to overcome these developmental and manufacturing hurdles our business likely will fail.

Even if we complete development and achieve volume production of our solid-state battery, if the cost, performance characteristics or other specifications of the battery fall short of our targets or our customer requirements, our sales, product pricing and margins would likely be adversely affected.

In addition, we must advance our manufacturing processes to include more automation, such as automated film handling and stacking, and to use higher volume equipment and processes, such as moving to larger continuous flow equipment. We must also continue process development and innovation efforts toward substantially shortening cycle time, improving process control, and reducing consumables (including energy usage), toward the target end goal of increasing the quality, consistency, reliability and throughput of our solid-state electrolyte-separators and battery cells. We may encounter delays or unexpected challenges in the delivery, installation and operation of the new equipment. Examples include global supply chain issues that impact our equipment suppliers, supplier non-performance and equipment damage in transit. These challenges may be exacerbated in situations where we source certain of our materials and equipment exclusively from one or a few suppliers. Further, we must build QS-0 to provide a sufficient quantity of solid-state electrolyte-separators and cells for internal development, customer sampling, and initial commercial production, and finally, we need to build out QS-0 to serve as the basis for continued manufacturing process development for the subsequent scale up of our manufacturing capabilities, including QS-1. We could encounter significant delays and cost overruns related to planning, permitting, construction, equipment installation and qualification, utilities infrastructure installation, and operations start-up of our manufacturing facilities, including those containing our QS-0 line. For example, we have experienced short-term power outages at our San Jose facilities that have been resolved but similar disruptions may occur in the future; delays associated with material shortage and backups at key shipping ports could impact the capacity at which we can run the facility; and certain of our construction contractors have previously reported delays due to labor strikes of their employees that have been resolved for now but may reoccur in the future. We must substantially improve our manufacturing processes to increase yield and throughput to achieve the cost, performance and volume levels required for commercial shipments. In addition, our multilayer battery cells must simultaneously satisfy all of the commercial and safety requirements of our customers.

Any delay in the development or manufacturing scale-up of our solid-state battery cells would negatively impact our business as it will delay time to revenue and negatively impact our customer relationships. Additionally, we may encounter delays in obtaining the necessary regulatory approvals or launching our solid-state battery on the market, including delays in entering into agreements for the supply of component parts and manufacturing equipment and supplies. Delays in the launching of our product would materially damage our business, prospects, financial condition, operating results and brand.

We may not be able to establish supply relationships for necessary materials, components or equipment or may be required to pay more than anticipated for components or equipment, which could delay the introduction of our product and negatively impact our business.

We rely on third-party suppliers for components and equipment necessary to develop and manufacture our solid-state batteries, including key supplies, such as our cathode material and manufacturing equipment for both our solid-state electrolyte-separator and solid-state battery cells. We are collaborating with key suppliers but have not yet entered into agreements for the supply of production quantities for many of these materials. To the extent that we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties or delays ramping up their supply of materials to meet our requirements, the introduction of our battery will be delayed. For example, we have previously experienced minor disruptions to the supply of process gas due to the shortage of truck drivers related to the COVID-19 pandemic and have also experienced and could continue to experience disruption to the supply of petroleum-derived products as a result of certain weather and geopolitical events and conflicts and any related political or economic responses and counter-responses or otherwise by various global actors. The war in Ukraine and resulting sanctions against Russia by certain countries has also led to, and a further escalation of the armed conflict in the Middle East could also lead to, an increase in the price of petroleum and petroleum-derived products, which in turn could adversely affect the cost of manufacturing, input material pricing and logistics costs.

We expect to incur significant costs related to procuring materials required to manufacture and assemble our batteries. We expect to use various materials in our batteries that will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We may not be able to control fluctuation in the prices for these materials or negotiate agreements with suppliers on terms that are beneficial to us. Our business depends on the continued supply of certain proprietary materials for our products. We are exposed to multiple risks relating to the availability and pricing of such materials and components, including reliance upon our vendors to construct and produce equipment to increase volumes, which may lead to delays or the requirement that we make additional upfront payments. Substantial increases in the prices for our raw materials or components, which may be expected, particularly if inflation rates continue at the high levels seen in 2022 and 2023, would increase our operating costs and negatively impact our prospects. For example, our shipping costs have increased as suppliers have applied fuel surcharges. Costs for certain key raw materials and components have also increased due to fluctuations in global commodity prices. Our suppliers' increasing labor costs have also contributed to rising prices. Given that we have yet to generate any revenue from our business operations, we are also limited in our ability to pass on the cost of any such increases to our customers.

In addition, the cost of mass-producing battery cells depends in part upon the prices and availability of raw materials such as lithium, nickel, cobalt and/or other metals. The prices for these materials fluctuate and their available supply may be unstable, depending on market conditions and global demand for these materials. Demand for lithium has increased dramatically in recent years, and is expected to continue to increase, due to the ongoing rapid increase in lithium batteries in portable electronics and the growing EV and energy storage markets. Furthermore, significant deposits of certain of our raw materials, such as lithium, are available in countries that may be subject to political, economic and social instability or where there is an ongoing risk of tariffs or other prohibitions being imposed by the United States or the European Union on the import of such materials from such countries. There can be no assurance that suppliers of these raw materials may be able to meet our volume and other specific needs at reasonable prices, particularly as we ramp up our commercial operations.

Any disruption in the supply of components, equipment or materials could temporarily disrupt research and development activities or production of our batteries until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, political, economic and social instability, governmental changes, disruptions caused by power outages, climate change and natural disasters, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers' ability to deliver components or equipment to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key components or equipment for our solid-state batteries or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our results of operations, financial condition and prospects.

We may be subject to a number of geopolitical risks, including U.S. and foreign government trade restrictions or sanctions and any political or economic responses or counter-responses to such restrictions or sanctions. As geopolitical conflicts, such as the war in Ukraine and in the Middle East continues or possibly escalates, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our operations and our supply chain. The U.S. government and other governments have already imposed severe sanctions and export controls against Russia and Russian interests and may yet impose additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and they could adversely affect the global economy, our business, supply chain, partners or customers. In addition, U.S. restrictions on trade with China and periodic lockdowns due to outbreaks of coronavirus cases in China impacted our ability to source certain production equipment, adversely affected supply chains, and may impact our ability to access materials in a timely manner in the event such supply chain disruptions continue or reoccur. Should there be further disruption, instability and volatility in global markets and industries resulting from the dynamics of geopolitical relations between the U.S. and China, our business could be materially and adversely affected, including due to volatility of prices and lead times of equipment and materials sourced from or with a supply chain passing through China.

We may be unable to adequately control the costs associated with our operations and the components necessary to build our solid-state battery cells, and, if we are unable to control these costs and achieve cost advantages in our production of our solid-state battery cells at scale, our business will be adversely affected.

We require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to research and development, raw material procurement, leases, sales and distribution as we build our brand and market our batteries, and general and administrative costs as we scale our operations. For example, there has been volatility in prices and availability of raw material such as cobalt, nickel, and lithium and such material may face industry-wide shortages. Our ability to become profitable in the future will not only depend on our ability to successfully market our solid-state batteries and services, but also to control our costs and achieve our target cost projections, including our projected cost advantage when compared to the costs of building traditional lithium-ion batteries at scale or the costs of building solid-state batteries by other market players. If we are unable to cost efficiently design, manufacture, market, sell and distribute our solid-state batteries and services, our margins, profitability and prospects would be materially and adversely affected. We have not yet produced any solid-state battery cells at commercial capacity or in volume and our forecasted cost advantage for the production of these cells at scale, compared to conventional lithium-ion cells, will require us to achieve rates of throughput, use of electricity and consumables, yield, and levels of automation that we have not yet achieved. If we are unable to achieve these targeted rates, our business will be adversely impacted.

In particular, while we have estimated that eliminating the anode host material and the associated manufacturing costs will provide savings in production at scale compared to the costs of building traditional lithium-ion batteries at leading manufacturers, that estimate is subject to numerous assumptions and uncertainties. To achieve those savings, we will need to achieve significant cost savings in battery design and manufacturing, in addition to the cost savings associated with the elimination of an anode from our solid-state battery cells, while controlling costs associated with the manufacturing of our solid-state electrolyte-separator, including achieving substantial improvements in throughput and yield required to hit commercial targets. Further, we will need to capture industry-wide cost savings in the materials, components, equipment, and processes that we share with traditional lithium-ion battery manufacturing, notably in the cathode, cell design, and factory. We cannot be certain that we will achieve these cost savings or that future efficiency improvements in lithium-ion battery manufacturing will not reduce or eliminate these estimated cost savings.

We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We rely heavily on complex machinery for our operations and the production of our solid-state battery cells, and this equipment has not yet been qualified to operate at large-scale manufacturing. The work required to integrate this equipment into the production of our solid-state battery cells is time intensive and requires us to work closely with the equipment provider to ensure that it works properly for our unique battery technology. This integration work will involve a significant degree of uncertainty and risk and may result in a delay in the scaling up of production or result in additional cost to our battery cells.

To achieve our commercialization goals, we will require large-scale machinery. Such machinery is likely to suffer unexpected malfunctions from time to time and may require repairs and spare parts to resume operations, which may not be available when needed, particularly if global supply chain disruptions continue or are not fully resolved. Unexpected malfunctions of our production equipment may significantly affect the intended operational efficiency. In addition, because this equipment has not been used to build our solid-state battery cells before, the operational performance and costs associated with this equipment can be difficult to predict and may be influenced by factors outside of our control, such as, but not limited to, failures by suppliers to deliver necessary components of our products in a timely manner and at prices and volumes acceptable to us, environmental hazards and remediation, difficulty or delays in obtaining governmental permits, damages or defects in systems, industrial accidents, fires, seismic activity and other natural disasters.

Operational problems with our manufacturing equipment could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. These operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

If our batteries fail to perform as expected, our ability to develop, market, and sell our batteries could be harmed.

Once commercial production of our solid-state battery cells commences, our batteries may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. Our batteries are inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our solid-state batteries. There can be no assurance that we will be able to detect and fix any defects in our solid-state batteries prior to the sale to potential consumers. If our batteries fail to perform as expected, we could lose design wins and customers may delay deliveries, terminate further orders or initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, prospects, and results of operations.

We may not succeed in attracting and retaining customers during the development stage or for high volume commercial production, and our future growth and success depend on our ability to attract and retain customers.

We may not succeed in attracting and retaining customers during the development stage or for high volume commercial production. For example, we may be unsuccessful at attracting additional customers, in which case we may have excess capacity in our production facilities. In addition, if we are unable to attract new customers in need of high-volume commercial production of our products, whether due to inadequate product-market fit or for other reasons, our business may suffer. Conversely, we may not be able to retain existing customers in case of delays or capacity limitations in the development or manufacturing scale-up of our solid-state battery cells, which would negatively impact our business.

Many of our potential customers tend to be large enterprises that often undertake a significant evaluation process and are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays, that result in a lengthy sales cycle. Therefore, our future success will depend on our ability to effectively sell our products to such large customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us, including a greater ability to push back on attempts to pass on increased operating and procurement costs and require provisions that can lead to a delay in revenue recognition, (ii) longer sales and implementation cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions, and (iii) greater product functionality and scalability requirements, including a broader range of services. There are also only a limited number of OEMs in the automotive sector. All of these factors can add further risk to business conducted with these potential customers.

While we have signed customer sampling agreements with a number of OEMs, we are still in the process of development and manufacturing scale-up of our solid-state battery cells and there is no assurance or guarantee that any of our customers or potential customers will be able to successfully complete their testing and validation processes and, therefore, enter into definitive volume production agreements with us, or conversely, that we can sufficiently scale up the manufacturing of our solid-state battery cells in the time frames required by such customers and potential customers.

We may be negatively impacted by any early obsolescence of our manufacturing equipment.

We depreciate the cost of our equipment over their expected useful lives. However, our cell design or manufacturing processes may change periodically, and we may decide to update our design or manufacturing processes more quickly than expected. Moreover, improvements in engineering and manufacturing expertise and efficiency may result in our ability to manufacture our cells using less of our currently installed equipment. Alternatively, as we develop our production processes, we may discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and our results of operations may be harmed. For example, during the year ended December 31, 2023, we wrote off approximately $21.5 million of property and equipment for assets with no remaining future benefit, and during the year ended December 31, 2022, we wrote off approximately $13.7 million of equipment and incurred cancellation charges of approximately $2.8 million.

Customer Risks and Risks Related to Our Partnership with Volkswagen

Our relationship with Volkswagen is subject to various risks which could adversely affect our business and future prospects. There are no assurances that we will be able to commercialize solid-state batteries from our joint development relationship with Volkswagen.

We and Volkswagen have formed a joint venture to collaborate on the manufacturing ramp up of our solid-state battery cell.

There is no assurance that we will be able to complete the development of the solid-state battery cells in the time frame required by the joint venture arrangements or to satisfy Volkswagen's business needs. If we do not complete this development in a timely manner, Volkswagen may terminate its participation in the joint venture. Our joint venture arrangements with Volkswagen provide a framework for our cooperation and requires that we and Volkswagen enter into certain additional arrangements regarding the purchase by the joint venture of solid-state electrolyte-separators from us, the purchase and pricing of the solid-state battery cells that will be produced by the joint venture and sold to Volkswagen, and the terms for licensing our technology to the joint venture. There can be no assurance that we will be able to agree with Volkswagen on these key elements on terms that are financially beneficial for us or that we will be able to enter into the additional arrangements, including any purchase orders, with Volkswagen for commercialization under the joint venture arrangements.

The commercial terms of the purchase by Volkswagen of the output of the joint venture will depend on the performance of our solid-state battery and the demand for the vehicles that Volkswagen develops to utilize the solid-state battery cells that will be produced by the joint venture. If we cannot complete the development of our solid-state battery cells, if Volkswagen does not select our solid-state battery cell for commercialization or if there is a delay in the introduction of the Volkswagen vehicles that intend to use our solid-state battery cells, our business will be harmed.

The strong relationship that we have developed with Volkswagen and rights under the joint venture agreements may deter other automotive OEMs from working closely with us. If we are not able to expand our other customer relationships, or if we become too dependent on Volkswagen for our revenue, our business could be harmed.

Volkswagen may have economic, business or legal interests or goals that are inconsistent with our goals. Any significant disagreements with Volkswagen may impede our ability to maximize the benefits of our partnerships and slow the commercialization of our solid-state battery. Our joint venture arrangements may require us, among other things, to pay certain costs or to make certain capital investments or to seek Volkswagen's consent to take certain actions. In addition, if Volkswagen is unable or unwilling to meet its economic or other obligations under the joint venture arrangements, we may be required to either fulfill those obligations alone to ensure the ongoing success of the joint venture or to dissolve and liquidate the joint venture. These factors could result in a material adverse effect on our business and financial results. In 2022, Volkswagen announced the formation of PowerCo. SE, a company intended to consolidate its activities along the value chain for batteries – from processing raw materials to developing a unified Volkswagen battery to managing the European gigafactories. We cannot predict the extent to which PowerCo. SE's activities may pose a competitive risk to, or otherwise be in conflict with, our business.

If the Put or Call Rights under our joint venture agreements with Volkswagen are exercised, or if the joint venture with Volkswagen is otherwise terminated, Volkswagen's purchase commitment will be terminated and our business could be harmed.

The joint venture structure we agreed to with Volkswagen is intended, in part, to protect our intellectual property. Certain key battery technology will continue to be owned by us and will be provided to the joint venture through a limited license for purposes of QS-1. We and Volkswagen still need to agree on the license terms for this battery technology license for QS-1 Expansion. The joint venture terminates upon the earliest to occur of (i) Volkswagen exercising specified put rights in the event of, amongst others, (a) a change of control of our company, or (b) the failure by us to meet specified development milestones within certain timeframes, (ii) us exercising specified call rights or Volkswagen exercising specified put rights if, among other things, the parties cannot agree to commercial terms for QS-1 or QS-1 Expansion within certain timeframes, (iii) a certain date after commencement of production of a Volkswagen series production vehicle using our battery cells (or an alternative end date if no such production was commenced after certain technical milestones with respect to our battery cell technology were reached) and (iv) December 31, 2028. In addition, the parties may mutually agree to terminate the joint venture agreement.

The commercialization timeline originally contemplated in 2018 by the joint venture agreements, and by subsequent amendments, has changed, and at the time of filing of our annual report for the year ended December 31, 2022, certain milestones contemplated by the joint venture agreements had not been met. As a result, Volkswagen's right to exercise its put rights has been triggered. If Volkswagen exercises such rights, the joint venture with Volkswagen and Volkswagen's commitments to purchase output capacity from the joint venture would terminate, and we would be obligated to purchase Volkswagen's interest in the joint venture for its book value. As of December 31, 2023, the book value of this interest was approximately $1.8 million and is recorded as a redeemable non-controlling interest in our Consolidated Balance Sheets. To the extent that we and Volkswagen allocate additional money to the joint venture in the future, the cost to us of a decision by Volkswagen to exercise its put rights would increase. There can be no assurance that Volkswagen will not decide to exercise these or any other put rights that it may have in the future with respect to its interest in the joint venture.

In the event that Volkswagen exercises its put rights and the joint venture and Volkswagen's purchase commitment are terminated, our ability to ramp up our production capabilities, our reputation, investors' perception of us, and the price of our Class A Common Stock could be adversely impacted, and our business could be harmed.

We may not be able to accurately estimate the future supply and demand for our batteries, which could result in a variety of inefficiencies in our business and hinder our ability to generate revenue. If we fail to accurately predict and forecast our manufacturing requirements, we could incur additional costs or experience delays.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. We anticipate being required to provide forecasts of our demand to our current and future suppliers prior to the scheduled delivery of products to potential customers. Currently, there is no historical basis for making judgments on the demand for our batteries or our ability to develop, manufacture, and deliver batteries, or our profitability in the future. If we overestimate our requirements, our suppliers may have excess inventory, which indirectly would increase our costs. If we underestimate our requirements, our suppliers may have inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components that our suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If we fail to order sufficient quantities of product components in a timely manner, the delivery of batteries to our potential customers could be delayed, which would harm our business, financial condition and operating results.

Our future growth and success are dependent upon consumers' willingness to adopt EVs.

Our growth and future demand for our products is highly dependent upon the adoption by consumers of alternative fuel vehicles in general and EVs in particular. In recent years, many countries, companies and consumers have accelerated targets with respect to decreasing dependency on fossil fuels, which in turn is expected to increase demand for EVs; however, the market for new EVs continues to evolve rapidly and is also characterized by rapidly changing technologies, competitive pricing and other competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for EVs in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results could be harmed.

Concentration of ownership among a few stockholders and our executive officers, directors and their affiliates may prevent other stockholders from influencing significant corporate decisions.

As of December 31, 2023, our executive officers, directors and their affiliates as a group and each of our stockholders who own 5% or more of our outstanding Class A Common Stock or our Class B Common Stock (together, the "Common Stock"), in the aggregate, beneficially own approximately 26.2% of our Class A Common Stock and 94.2% of our Class B Common Stock outstanding, representing approximately 65.1% of the vote. As a result, these stockholders, including Volkswagen, will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and approval of significant corporate transactions. In addition, Volkswagen holds the right to designate two directors to our Board. This control could have the effect of delaying or preventing a change of control or changes in our management and will make the approval of certain transactions difficult or impossible without the support of these stockholders and of their votes.

Our Intellectual Property Risks

We rely heavily on our intellectual property portfolio. If we are unable to protect or assert our intellectual property, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patents, trademarks and trade secrets in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property through nondisclosure and invention assignment agreements with our employees and consultants, and through non-disclosure agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, third parties, including our business partners, may attempt to copy or otherwise obtain, use or practice our intellectual property without our consent, or we may be subject to intentional or inadvertent systems disruptions and security incidents. Monitoring unauthorized use or loss of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management's attention, which could harm our business, results of operations and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio or our competitive position.

Patent, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property to the same extent as do the laws of the United States. Government actions may also undermine our intellectual property. For example, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Therefore, our intellectual property may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property, technology and other proprietary rights may be more expensive and difficult outside of the United States. Failure to adequately protect our intellectual property could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products, which could make it more difficult for us to operate our business. From time to time, we may receive requests from third parties inquiring whether we are infringing their intellectual property and/or seek court declarations that they do not infringe upon our intellectual property. Companies holding patents or other intellectual property relating to batteries, ceramics, electric motors or electronic power management systems may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party's intellectual property, we may be required to do one or more of the following:

- cease selling, incorporating or using products or methods that incorporate or otherwise infringe or misappropriate the challenged intellectual property;

- pay substantial damages;

- obtain a license from the holder of the infringed intellectual property, which license may not be available on reasonable terms or at all; or

- redesign our batteries.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology on reasonable terms, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not well-founded, could result in substantial costs and diversion of resources and management's attention.

We also license patents and other intellectual property and technology from third parties, and we may face claims that our use of this intellectual property or technology infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. Any of our existing or pending patents may be challenged by others on the basis that they are invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, these patents may still be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property of others could also bar us from licensing and exploiting any patents that issue from our pending applications. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Our Business Risks

The battery market continues to evolve, is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers.

The battery market in which we compete continues to evolve and is highly competitive. To date, we have focused our efforts on our lithium-metal solid-state battery technology, which is being designed to outperform conventional lithium-ion battery technology. However, lithium-ion battery technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may continue to reduce cost and expand supply of conventional batteries and therefore reduce the prospects for our business or negatively impact the ability for us to sell our products at a market-competitive price and yet at sufficient margins.

Many automotive OEMs and a number of battery technology companies are researching and investing in solid-state battery efforts and, in some cases, in battery development and production. There are a number of companies seeking to develop alternative approaches to solid-state battery technology, including lithium-metal batteries. We expect competition in battery technology and EVs to intensify due to increased demand for these vehicles and a regulatory push for EVs, continuing globalization, and consolidation in the worldwide automotive industry. For example, in 2022, Volkswagen announced the formation of PowerCo. SE, a company intended to consolidate its activities along the value chain for batteries – from processing raw materials to developing a unified Volkswagen battery to managing the European gigafactories. Developments in alternative technologies or improvements in battery technologies made by competitors may materially adversely affect the sales, pricing and gross margins of our batteries. If a competing technology is developed that has superior operational or price performance, our business will be harmed. Similarly, if we fail to accurately predict and ensure that our battery technology can address customers' changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our solid-state batteries, our business will be harmed.

We must continue to commit significant resources to develop our battery technology to establish a competitive position, and these commitments will be made without knowing whether such investments will result in products potential customers will accept. There is no assurance we will successfully identify new customer requirements, develop and bring our batteries to market on a timely basis, or that products and technologies developed by others will not render our batteries obsolete or noncompetitive, any of which would adversely affect our business and operating results.

Customers will be less likely to purchase our batteries if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, to build, scale up and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, market unfamiliarity with our products, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of EVs and our eventual production and sales performance compared with market expectations.

We are an early-stage company with a history of financial losses and expect to incur significant expenses and continuing losses from operations for the foreseeable future.

We incurred a loss from operations of approximately $479.0 million and a net loss of approximately $445.1 million for the year ended December 31, 2023, respectively, and an accumulated deficit of approximately $2.9 billion from our inception in 2010 through December 31, 2023. We believe that we will continue to incur operating losses each quarter until at least the time we begin significant production of our lithium-metal solid-state batteries, and such production is not expected to occur in the near future.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, continue to incur significant expenses in connection with the design, development and manufacturing of our batteries; expand our research and development activities; invest in manufacturing capabilities; build up inventories of components for our batteries; increase our sales and marketing activities; develop our distribution infrastructure; and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

Our expectations and targets regarding the times when we will achieve various technical, pre-production and production objectives depend in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, we may not achieve these milestones when expected or at all.

Our expectations and targets regarding the times when we will achieve various technical, pre-production and production objectives reflect our current expectations and estimates. Whether we will achieve these objectives when we expect depends on a number of factors, many of which are outside our control, including, but not limited to:

- success and timing of development activity;

- unanticipated technical or manufacturing challenges or delays;

- technological developments relating to lithium-ion, lithium-metal solid-state or other batteries that could adversely affect the commercial potential of our technologies;

- whether we can obtain sufficient capital to continue our research and development activities, build our manufacturing facilities and sustain and grow our business;

- adverse developments in our joint venture relationship with Volkswagen, including termination of the joint venture or delays in negotiating commercial terms for QS-1 or QS-1 Expansion;

- our ability to manage our growth;

- whether we can manage relationships with key suppliers;

- our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

- the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, results of operations and financial results.

Our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales.

The research, development, and manufacturing of our batteries, supporting information systems (including internal systems such as research and development systems or external systems such as our website or third-parties' systems), and data that we maintain, including our intellectual property, may be subject to intentional or inadvertent disruption, security incidents, or violations of laws, regulations, or other obligations relating to data handling. Any such matters, or the perceptions that any of them have occurred, that could result in private claims, demands and litigation, regulatory investigations and other proceedings, and fines and other liabilities and adversely impact our reputation and future sales. We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, an increased level of sophistication, and an increased level of expertise of hackers, new discoveries in the field of cryptography or other factors can result in a compromise or breach of, or other security incident with respect to, the systems used in our business or of security measures used in our business to protect confidential information, personal information, and other data. Additionally, remote working further increases the security threats that we and our third-party service providers, suppliers, and customers face.

The availability and effectiveness of our batteries, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. Systems used in our business by us and our third-party service providers, suppliers, and customers, including data centers and other information technology systems, may be vulnerable to damage or interruption. Such systems could also be subject to break-ins, corporate sabotage or state-sponsored espionage, and intentional acts of vandalism, infection by ransomware, viruses, or other malware, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, suppliers, customers or others, to among other things, properly implement our software and related security patches and updates. We use service providers to help provide certain services, and any such service providers face similar security and system disruption risks as us. Some of the systems used in our business are not and will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business by us and our third-party service providers, suppliers, and customers could result in lengthy interruptions in our service and may adversely affect our business, prospects, financial condition and operating results.

Significant capital and other resources may be required in efforts to protect against information security breaches, security incidents, and system disruptions, or to alleviate problems caused by actual or suspected information security breaches and other data security incidents and system disruptions. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities and otherwise seeking to obtain unauthorized access to systems or data, and to disrupt systems, are increasingly sophisticated and constantly evolving. In addition, the risk of cyberattacks may be heightened due to the war in Ukraine. Such cyberattacks could disrupt the economy more generally and could also impact our operations either directly or indirectly.

Security breaches and/or incidents can also remain undetected for an extended period, including situations in which hackers mine data over time or optimize the timing and potency of their cyberattacks or disruptions. Any failure or perceived failure by us or our service providers to prevent information security breaches or other security incidents or system disruptions, or to comply with privacy policies or any actual or asserted legal obligations relating to privacy or information security, or any compromise of security that results in or is perceived or reported to result in unauthorized access to, or loss, theft, alteration, release, transfer, unavailability, or other processing of, our information, or any personal information or other customer data or confidential information, that we or our service providers maintain or otherwise process, could cause our potential customers to lose trust in us, result in loss or theft of proprietary or sensitive data and intellectual property, could harm our reputation and competitive position and could expose us to legal claims, demands, and litigation, regulatory investigations and proceedings, and fines, penalties, and other liability. Any such actual or perceived security breach, security incident or disruption could also divert the efforts of our technical and management personnel and could require us to incur significant costs and operational consequences in connection with investigating, remediating, eliminating and putting in place additional equipment and devices designed to prevent actual or perceived security breaches and other incidents and system disruptions.

Additionally, our handling of data relating to individuals is subject to a variety of laws and regulations relating to privacy, data protection, and data security, and may become subject to additional obligations, including contractual obligations, relating to our maintenance and other processing of this data. Laws, regulations, and other actual and potential obligations relating to privacy, data protection, and data security are evolving rapidly, and we expect to potentially be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs, and it is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. Any failure or perceived failure to comply with any applicable laws, regulations, or other obligations relating to privacy, data protection, or data security could also result in regulatory investigations and proceedings, and misuse of or failure to secure data relating to individuals could also result in claims and proceedings against us by governmental entities or others, penalties and other liability, and damage to our reputation and credibility, and could have a negative impact on potential future revenues and profits.

Global climate change, an increase in related legal and regulatory requirements and an increased related emphasis on ESG matters by various stakeholders could negatively affect our business.

Increased public awareness and concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Increased costs of energy or compliance with emissions standards due to increased legal or regulatory requirements may cause disruptions in or increased costs associated with our development and manufacturing operations. Any failure to achieve our goals with respect to reducing our impact on the environment or a perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new, or changes in, legal or regulatory requirements concerning climate change or other sustainability concerns could adversely affect our business and reputation.

From time to time, we may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

We may be involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant. See Note 7, Commitments and Contingencies, to the consolidated financial statements elsewhere in this Report for a description of pending litigation matters that we are involved in.

In addition, from time to time, we may also be involved in legal proceedings and investigations arising in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental issues; tax matters; and employment matters.

It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, even those without merit, which could harm our business, prospects, operating results, and financial condition. We face inherent risk of exposure to claims in the event our batteries do not perform as expected, fail to meet relevant safety standards or requirements, or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our batteries have not yet been commercially tested or mass produced. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our batteries and business and inhibit or prevent commercialization of other future battery candidates, which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our ability to manage our business and monitor results is highly dependent upon IT systems. Problems with the design, integration, implementation or operation of these systems could have a material adverse effect on our business.

We are highly dependent upon a variety of IT systems to operate our business. To continue to support our growth, enhancements to our current systems and implementation of new IT systems will involve substantial expenditures, as well as design, development and implementation activities. We must also routinely update our IT infrastructure and our various IT systems throughout the organization, or we may not continue to meet our current and future business needs. Modification, upgrade or replacement of such systems may be costly and if we are unable to successfully implement any new IT system, remediate, update or integrate our existing systems at times when necessary, our business and operations could be negatively impacted. Furthermore, IT systems are vulnerable to risks and damages from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our and our vendors' servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. In addition, if any issues concerning the IT systems result in, or contribute to, a delay in our timely reporting of our results of operations for any period or our not filing one or more periodic reports with the SEC on time, the price of our Class A Common Stock could decline substantially, and we could face costly lawsuits, including securities class actions, and also could impair our ability to raise necessary capital to run our operations and progress our product development efforts. Further, as we are dependent upon our ability to gather and promptly transmit accurate information to key decision makers, our business, results of operations and financial condition may be adversely affected if our information systems do not allow us to transmit accurate information, even for a short period of time. Failure to properly or adequately address these issues could negatively impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations and financial condition.

We implemented a new enterprise resource planning ("ERP") system in 2022. The ERP is designed to accurately maintain the company's books and records and provide important information to the company's management team for use in the operation of the business. The Company's ERP has required the investment of significant human and financial resources, and we will continue to make investment in improving and adding new functionality to the system. If the ERP system or any other implemented system does not operate as intended, it could adversely affect our financial reporting systems and our ability to produce financial reports and process transactions.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.K. Bribery Act 2010, the U.S. Bank Secrecy Act, as amended, and other similar laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental "commercial" bribery and soliciting or accepting bribes. The U.S. Bank Secrecy Act, particularly 18 U.S.C. §§ 1956, 1957, generally prohibits persons from engaging in transactions where the proceeds at issue derive from, or are intended to facilitate or conceal, illegal activity, or where a party to the transaction is "willfully blind" to the illegal sources of the proceeds.

We may leverage third parties to conduct our business. We, our directors, officers, employees, representatives, consultants, agents, and business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these directors, officers, employees, representatives, consultants, agents, and business partners even if we do not explicitly authorize such activities. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal controls and compliance procedures designed to prevent such violations. While we have policies and procedures designed to ensure compliance with these laws and regulations, we cannot guarantee that none of our directors, officers, employees, representatives, consultants, agents, and business partners will not engage in improper conduct for which we may be held responsible.

Any allegations of or violations of anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our Class A Common Stock.

Recent and potential tariffs imposed by the U.S. government or a global trade war could increase costs and inhibit future sales of our products, which could have a material adverse effect on our business, financial condition and results of operations.

The U.S. government has and continues to make significant changes in U.S. trade policy and has taken certain actions that could negatively impact U.S. trade, including imposing tariffs on certain imported goods and prohibiting certain imports into the United States. In retaliation, countries like China have implemented, and continue to evaluate imposing additional tariffs on a wide range of American products. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries as well, leading to a global trade war. More specifically, the U.S. government has from time to time imposed significant tariffs on and prohibited imports of certain product categories imported from China. Such tariffs and prohibitions, if expanded to other categories, could have a significant impact on our business, particularly the importation of parts of our batteries and certain production equipment that is manufactured in, or with inputs from, China. If we attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to our customers once we commence sales of our products; however, this could reduce the competitiveness of our products and adversely affect net sales. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this report, tariffs have not had a material impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have a material adverse effect on our business, financial condition and results of operations. We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and China or other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. Any further deterioration in the relations between the United States and China could exacerbate these actions and other governmental intervention.

The U.S. or foreign governments may take additional administrative, legislative, or regulatory action that could materially interfere with our ability to sell products in certain countries. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the United States and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions which may have an adverse effect on our business, financial condition and results of operations. Any alterations to our business strategy or operations made in order to adapt to or comply with any such changes would be time-consuming and expensive, and certain of our competitors may be better suited to withstand or react to these changes.

Our management has limited experience in operating a public company.

Some of our executive officers have limited experience in the management of a publicly traded company. As a public company, we are subject to significant regulatory oversight and reporting obligations under federal securities laws, and certain executives' limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of our Company. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States.

We may be negatively impacted by epidemics, pandemics, and other outbreaks.

We face various risks related to epidemics, pandemics, and other outbreaks. For example, the COVID-19 pandemic resulted in changes in consumer and business behavior, a severe market downturn, and restrictions on business and individual activities, as well as in significant volatility in the global economy and reduced economic activity. The spread of COVID-19 also impacted our potential customers and our suppliers by disrupting the manufacturing, delivery and overall supply chain of battery, EV and equipment manufacturers and suppliers and led to a global decrease in battery and EV sales in markets around the world. In response to the pandemic, government authorities implemented numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns, which affected our operations and the operations of our suppliers, vendors and business partners.

In the event of a further epidemic, pandemic or other outbreak, we may face similar adverse effects as experienced during the COVID-19 pandemic. For example, we may be required to take a variety of measures as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners, and any such measures may adversely affect our future manufacturing plans, supply chain sales and marketing activities, business and results of operations.

The extent to which any such epidemic, pandemic or other outbreak would impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of any such epidemic, pandemic or other outbreak, the actions to contain the outbreak or treat its impact, including the development, distribution and administration of effective vaccines, a waning immunity among persons already vaccinated, an increase in fatigue or skepticism with respect to initial or booster vaccinations, the severity of breakthrough cases and variants, including potentially vaccine-resistant variants, and how quickly and to what extent normal economic and operating activities can resume. Even after any such epidemic, pandemic or other outbreak has subsided, we may continue to experience an adverse impact to our business as a result of the global economic impact, including any recession that has occurred or may occur in the future, or due to changes in consumer behavior, for example an increase in remote work leading to a decrease in demand for automobiles.

Our Regulatory Risks

We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

Our batteries, and the sale of EVs and motor vehicles in general, are subject to substantial regulation under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to the battery and EV industry and alternative energy are currently evolving and we face risks associated with changes to these regulations as well as potentially also to heightened regulatory scrutiny. For example, laws and regulations may be passed that make manufacturers financially responsible for the collection, treatment, recycling and disposal of certain products, including batteries for EVs. The costs of complying with such requirements, as they now exist or as may be introduced in the future, and the associated administrative burden could adversely affect our financial condition and results of operations, particularly if we are unable to pass on such costs to our customers.

As a result of the Company's status as a special purpose acquisition company before the Business Combination, we are also subject to regulations and legal circumstances that differ from other publicly traded companies that did not complete a business combination.

Internationally, there may be laws and regulations in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to commercialize our products could have a negative and material impact on our business, prospects, financial condition and results of operations.

To the extent regulations change, we may not comply with applicable international, federal, state or local regulations, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

We are subject to environmental and safety risks and requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

Battery technology development and manufacturing involves certain inherent environmental and safety risks. Some of our employees handle hazardous materials, including chemicals, such as lithium and sulfide containing materials, that pose specific challenges. We have engineering and administrative controls in place for handling these materials along with any hazardous substances and the employees who handle such materials are required to follow certain safety procedures, including the use of personal protective equipment such as respirators where needed, chemical goggles, and other protective clothing. In addition to exposure, materials with lithium and sulfides have the propensity to start fires. While we believe we have taken precautionary measures which include engineering controls, personal protective equipment, procedures and training to prevent human exposures and fires, including annual safety training for our employees, we cannot ensure that human or environmental exposure to hazardous materials used in our development activities and prototype products will not occur. Any such exposure could result in future third-party claims against us, damage to our reputation, and heightened regulatory scrutiny, remedial and corrective action obligations or the incurrence of capital expenditures, any of which could limit or impair our ability to attract customers. The occurrence of future events such as these could have a material adverse effect on our business, financial condition, and results of operations.

We utilize new manufacturing equipment, techniques and processes, including specialized automated manufacturing equipment within our electrolyte-separator, cathode, and cell assembly process areas. These equipment and processes pose hazards typical to manufacturing such as but not limited to hazardous materials, moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. Although we conduct equipment and process reviews before use, we may not be able to prevent the occurrence of safety incidents that damage machinery or our products, slow or stop production, or harm employees. Consequences to such safety incidents may include litigation, regulation, fines, increased insurance premiums, personal injury to or death of our employees, mandates to temporarily halt production, workers' compensation claims, damage to our facilities, or other actions that impact our company brand, finances, or ability to operate.

In addition to risks listed above, we are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations, including used battery recycling, recovery and reuse, are cost intensive activities that we support. Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production.

Risks Related to Ownership of Our Common Stock and Our Certificate of Incorporation and Bylaws Provisions

Our Class A Common Stock has been and may in the future continue to be subject to extreme volatility.

The trading price of our Class A Common Stock has been and may in the future continue to be subject to extreme volatility. For example, from November 27, 2020, the date our Class A Common Stock began trading on the New York Stock Exchange ("NYSE"), through December 31, 2023, our Class A Common Stock has experienced an intra-day trading high of $132.73 per share and an intra-day trading low of $4.99 per share. At certain times during such period, the daily fluctuations in the trading price of our Class A Common Stock were substantially greater than 10%. We cannot predict the magnitude of future fluctuations in the trading price of our Class A Common Stock. The trading price of our Class A Common Stock may be affected by a number of factors, including events described in the risk factors set forth in this Report and in our other reports filed with the SEC from time to time, as well as our operating results, financial condition and other events or factors. Any of the factors listed below could have a material adverse effect on your investment in our securities. Factors affecting the trading price of our securities may include:

- announcements by us or our competitors regarding technical developments and levels of performance achieved by our or their battery technologies;

- announcements by us regarding the timing of our production objectives, including regarding QS-0, QS-1, and QS-1 Expansion;

- announcements by us or Volkswagen regarding developments in our relationship with Volkswagen, or changes in Volkswagen's investment in us;

- our ability to bring our products and technologies to market on a timely basis, or at all;

- our operating results or development efforts failing to meet the expectation of securities analysts or investors in a particular period;

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

- changes in the market's expectations about our operating results or the electric vehicle industry;

- success of competitors actual or perceived development efforts;

- changes in financial estimates and recommendations by securities analysts concerning the Company or the battery industry in general;

- operating and share price performance of other companies that investors deem comparable to the Company;

- disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain and assert intellectual property protection for our technologies;

- changes in laws and regulations affecting our business;

- our ability to meet compliance requirements;

- commencement of, or involvement in, litigation involving the Company;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of shares of Class A Common Stock available for public sale;

- the level of demand for our stock, including the amount of short interest in our Class A Common Stock;

- any major change in our Board or management;

- sales of substantial amounts of the shares of Class A Common Stock by our directors, executive officers or significant stockholders, including Volkswagen, or the perception that such sales could occur;

- changes in the estimates and assumptions that we make in the preparation of our financial statements may result in the fluctuation of our results of operations; and

- general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, acts of terrorism, hostilities or the perception that hostilities may be imminent, and military conflict and acts of war.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of securities may not be predictable. A loss of investor confidence in the market or the securities of other companies which investors perceive to be similar to the Company could depress the market price of our securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Following certain periods of volatility in the market price of our securities, we may become the subject of securities litigation. We have experienced and may in the future experience additional litigation following periods of volatility. This type of litigation may result in substantial costs and a diversion of management's attention and resources.

Sales of substantial amounts of our Class A Common Stock in the public markets by us or our stockholders could result in additional dilution of the percentage ownership of our stockholders and could reduce the price that our Class A Common Stock might otherwise attain.

Sales of a substantial number of shares of our Class A Common Stock in the public market could result in additional dilution of the percentage ownership of our stockholders, and even the perception that such sales could occur could adversely affect the market price of our Class A Common Stock, which may make it more difficult for you to sell your Class A Common Stock at a time and price that you deem appropriate.

 As of December 31, 2023, we have approximately 433.1 million shares of Class A Common Stock and 59.9 million shares of Class B Common Stock outstanding. For example, in August 2023, we completed an underwritten public offering of our Class A Common Stock and issued 37.5 million shares of Class A Common Stock, all of which are freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to any of our "affiliates" as defined in Rule 144 under the Securities Act.

In connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement in November 2020, certain holders of our securities entered into lock-up agreements, pursuant to which they agreed to certain restrictions on the transfer of our securities; these lock-up agreements expire upon the occurrence of certain events, upon which such holders will be permitted to sell such securities into the open market.

We have filed registration statements with the SEC to register shares for certain stockholders to sell their shares. We have also filed registration statements with the SEC to register shares reserved for future issuance under our equity compensation plans. Subject to there being effective registration statements covering the sales of such shares, the satisfaction of applicable exercise periods and expiration of any applicable lock-up agreements, the shares issued upon exercise of outstanding stock options and settlement of outstanding restricted stock units will be available for immediate resale in the open market.

We completed underwritten public offerings in March 2021 and in August 2023, and in order to raise additional capital, we may in the future offer additional shares of our Class A Common Stock or other securities convertible into or exchangeable for our Class A Common Stock. For example, we may use the At-the-Market offering or conduct other capital raises in the future, any of which may be dilutive to existing stockholders. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by you for your existing shares, and investors purchasing shares or other securities in future offerings could have rights superior to existing stockholders. A significant portion of our total outstanding shares are eligible to be sold into the market, which could cause the market price of our Class A Common Stock to drop significantly, even if our business is doing well.

Our business model of manufacturing solid-state batteries is capital-intensive, and we may not be able to raise additional capital on attractive terms, if at all. If we cannot raise additional capital when needed, our operations and prospects could be materially and adversely affected.

The development, design, manufacture and sale of batteries is a capital-intensive business, which we have financed through joint venture arrangements, other third-party financings and issuance of additional equity. As a result of the capital-intensive nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Over time, we expect that we will need to raise additional funds, including through entry into new or extending existing joint venture arrangements, through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as research and development relating to our batteries, the construction of large factories, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on attractive terms, if at all, when needed, which could be dilutive to stockholders, and our financial condition, results of operations, business and prospects could be materially and adversely affected.

The failure by our management to use the proceeds effectively from our completed public offerings or any future offerings of equity or debt instruments, whether from the ATM offering or other sources of liquidity, could harm our business, and we may invest such proceeds in a manner that does not produce income or that loses value, which may negatively impact the market price of our Class A Common Stock.

Short sellers may engage in manipulative activity that could drive down the market price of our Class A Common Stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of later buying lower priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller of our Class A Common Stock for the price to decline. Some short sellers publish, or arrange for the publication of, opinions about or characterizations of our business which may create negative market momentum, even if they contain false and misleading statements about our Company. Issuers, like us, whose securities have historically had limited trading history or volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. No assurances can be made that similar declines in the market price of our Class A Common Stock will not occur in the future, in connection with the activities of short sellers. If we are subject to unfavorable allegations promoted by short sellers, we may have to expend a significant amount of resources to investigate such allegations and defend ourselves.

We are required to use judgments in making estimates and assumptions in the preparation of our consolidated financial statements, and our results of operations may fluctuate significantly as a result of changes to our estimates and assumptions.

Certain of our accounting policies require the application of subjective or complex judgments, often requiring us to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on our financial condition and results of operations.

All stock-based awards are required to be recognized based on their estimated grant date fair values. The amount recognized could vary depending on a number of assumptions or changes that may occur. We have granted stock-based awards to our Chief Executive Officer and other members of our management team pursuant to the EPA Program. EPA Program awards have a vesting schedule based on the attainment of both performance (e.g., business milestones) and market conditions (e.g., stock price target).

For awards containing service, performance and market conditions, where all conditions must be satisfied prior to vesting, such as the EPA Program awards, compensation expense is recognized over the requisite service period, which is based on management's estimate of the probability and timing of the performance condition being satisfied, assessed at each reporting period. These estimates require management's judgments and changes in the probability-based assumptions can materially affect the timing of recognition of stock-based compensation expense and consequently, the related amount recognized in our statements of operations and comprehensive income.

The dual class structure of our Common Stock has the effect of concentrating voting control with the current holders of Class B Common Stock. This will limit or preclude the ability of other stockholders to influence corporate matters, including the outcome of important transactions, including a change in control.

Shares of Class B Common Stock have 10 votes per share, while shares of Class A Common Stock have one vote per share. As of December 31, 2023, the holders of the Class B Common Stock (excluding the voting power of any shares of Class A Common Stock beneficially owned by such holders) control approximately 57.2% of the voting power of our capital stock and therefore collectively control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Even though these holders are not party to any agreement that requires them to vote together, they may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of us, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of us, and might ultimately affect the market price of shares of our Class A Common Stock.

Our dual class structure may depress the trading price of the Class A Common Stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of the Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of shares of common stock are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Common Stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of the Class A Common Stock.

Anti-takeover provisions in our Certificate of Incorporation or Bylaws and Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our management and limit the market price of our Class A Common Stock.

Our Certificate of Incorporation, our amended and restated Bylaws (the "Bylaws") and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our Board. These provisions include:

- authorizing "blank check" preferred stock, which could be issued by our Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the Common Stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- prohibiting cumulative voting in the election of directors;

- providing that vacancies on our Board may be filled only by majority of directors then in office of our Board, even though less than a quorum;

- prohibiting the ability of our stockholders to call special meetings;

- establishing advance notice procedures for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;

- requiring that, once there are no longer any outstanding shares of the Class B Common Stock, any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specifying that special meetings of our stockholders can be called only by a majority of our Board, the chair of our Board, or our Chief Executive Officer;

- requiring the approval of holders of at least two-thirds of the outstanding voting securities to amend the Bylaws and certain provisions of the Certificate of Incorporation once there are no longer any outstanding shares of Class B Common Stock; and

- reflecting two classes of Common Stock.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Our Bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a chosen judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Bylaws provide that, unless otherwise consented to by us in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or (v) any other action asserting a claim that is governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The Bylaws further provide that, unless otherwise consented to by the Company in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of the Company's securities, including any auditor, underwriter, expert, control person or other defendant. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act.

Any person or entity purchasing, holding or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with the Company or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provisions contained in the Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

General Risk Factors

If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel, and our operations may be severely disrupted if we lose their services. As we build our brand and become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. None of our employees are bound by a non-competition agreement. The failure to attract, integrate, train, motivate and retain these personnel could seriously harm our business and prospects.

In addition, we are highly dependent on the services of our senior technical and management personnel, including our executive officers and co-founders, who would be difficult to replace. If any senior management, key technical personnel or co-founder were to depart, this could negatively impact our prospects, triggering further departures and limiting the Company's ability to operate and grow our business. Mr. Jagdeep Singh transitioned from his role as Chief Executive Officer effective February 15, 2024, continuing in his capacity as Chairman of the Board. Mr. Singh has served as the Company's Chief Executive Officer and Chairman of the Board since he co-founded the Company in 2010.

Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, epidemics, pandemics, and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Any economic, financial or banking crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition, and results of operations.

In recent years, the United States and global economies suffered dramatic downturns as the result of the COVID-19 pandemic, a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others, and volatility in the capital and credit markets and uncertainty with respect to the health of the U.S. banking system. The United States and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If in the current or in future crises governments refuse to take such actions or if the actions taken by these governments are not successful, and/or if the uncertainty in the macroeconomic environment, including elevated inflation concerns, rising interest rates, tighter credit, currency fluctuations, or concerns or speculation about similar banking disruption events or risks, continues, the resulting adverse economic conditions could lead to market-wide liquidity problems and other disruptions, which may negatively impact the demand for our solid-state battery cells and may negatively impact our liquidity and ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our results of operations and financial condition could be materially affected by the enactment of legislation implementing changes in the U.S. or foreign taxation of business activities or the adoption of other tax reform policies.

As we expand the scale of our business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, results of operations, and financial condition. For example, the Organisation for Economic Co-operation and Development has proposed implementing changes to existing tax laws, including a proposed 15% global minimum tax. Numerous countries have enacted tax legislation to adopt this global minimum tax beginning in 2024. Further, beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years. This requirement may impact our effective tax rate and our cash tax liability in future years.

In addition, the Inflation Reduction Act of 2022 (the "IRA") includes numerous incentives and tax credits aimed at reducing the effects of climate change, such as the extension and expansion of EV charging infrastructure tax credits under Section 30C of the Internal Revenue Code of 1986 (the "Code"), the expansion of tax credits for EVs under Section 30D of the Code, the expansion of advanced manufacturing tax credits under Section 48C of the Code, and enactment of advanced manufacturing production credits for eligible component production in the United States under Section 48X of the Code. Such tax credits may potentially benefit incumbents more than new entrants, and consequently have adverse competitive effects for new entrants. However, the full impact of the IRA cannot be known, and many of the IRA's provisions are not self-executing and require further guidance from the Internal Revenue Service (the "IRS") and Treasury Department (the "Treasury"), which we expect to be issued in the coming months and years. In March 2023, Treasury and the IRS proposed regulations under Section 30D of the Code that contain guidance on the "critical minerals" requirement and the "battery components" requirement for tax credit eligibility under such section. Those requirements generally call for a specified percentage of the value of the applicable critical minerals, in an EV battery, including lithium, to be extracted or processed in the United States or a country with which the United States has a free trade agreement in effect, or, alternatively, to be recycled in North America, and for a specified percentage of the value of the components contained in such EV battery be manufactured or assembled in North America. Further, on December 4, 2023, Treasury and the IRS, in conjunction with the Department of Energy, released proposed regulations that provide guidance on the prohibition on an EV battery's critical minerals and battery components being sourced from a "foreign entity of concern", such as Russia or China. All of these proposed regulations, if finalized, may have a significant impact on non-U.S. manufacturing and assembly of EV batteries and miners of critical minerals for such batteries.

These incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Any other reduction in rebates, tax credits or other financial incentives could materially reduce the demand for EVs, which could adversely impact the battery demand for EVs, or materially reduce the amount of incentives available for the manufacture of our products and have an adverse impact on our business. The impact of future changes to U.S. and foreign tax law on our business is uncertain and could be adverse, and we will continue to monitor and assess the impact of any such changes.

Our ability to use our deferred tax assets to offset future taxable income is subject to certain limitations, which may have a material impact on our business, financial condition or results of operations.

In general, under Section 382 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to use its pre-change net operating loss carryforwards ("NOLs") to offset future taxable income. An "ownership change," is generally defined as a greater than 50 percentage point change (by value) in a corporation's equity ownership by certain stockholders over a three-year period. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we earn net taxable income in the future, our ability to use our pre-change NOLs and other tax attributes to offset such future taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to us. We have determined that we have experienced ownership changes in the past. However, we do not believe that these ownership changes will result in limitation on the use of our NOL or other tax attributes. Future changes in our stock ownership, which may be outside of our control, may trigger additional ownership changes, which may further limit our ability to use our NOLs and other tax attributes.

There is also a risk that changes in law or regulatory changes, including suspensions on the use of net operating losses or tax credits, possibly with retroactive effect, may result in our existing net operating losses or tax credits expiring or otherwise being unavailable to offset future income tax liabilities.

Due to such limitations and changes in law, certain of our deferred tax assets may expire unutilized or underutilized, which could prevent us from offsetting future taxable income. We continue to assess the realizability of our deferred tax assets in the future. Future adjustments in our valuation allowance may be required, which may have a material impact on our quarterly and annual operating results.

Our insurance coverage may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, cyber-attacks, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do have may include significant deductibles or self-insured retentions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

We have incurred and will continue to incur significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

Our Class A Common Stock is listed on the NYSE under the symbol "QS". As a public company, we incur significant legal, accounting, administrative and other costs and expenses associated with corporate governance requirements and listing standards that are applicable to public companies. If we were to fail to meet such requirements and standards and if the NYSE were to consequently delist our Class A Common Stock from trading on its exchange and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we and our stockholders could face significant material adverse consequences including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and any rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Meeting the standards and controls required of a public company in the United States requires significant ongoing costs. It is possible that we will be required to further expand our employee base and hire additional employees to support our operations, particularly as such standards and controls continue to change over time, which will increase our operating costs in future periods.

Compliance with evolving public company requirements may continue to increase costs and make certain activities more time-consuming. For example, we have created new Board committees and adopted new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements already have been and will continue to be incurred. Furthermore, if any issues in complying with those requirements are identified, such as a material weakness in our internal controls that requires a restatement of previously issued consolidated financial statements, we could incur additional costs rectifying those or new issues, and the existence of these issues could adversely affect our reputation or investor perceptions of it. It has also become more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our Board or as executive officers. The reporting and other obligations imposed by these rules and regulations have resulted in and may continue to result in significant accounting, administrative, financial compliance and legal costs. These costs have required and may continue to require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, our business could be adversely affected, and we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A Common Stock.

As a public company, we are required, under Section 404 of the Sarbanes-Oxley Act, to furnish annual reports by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be detected or prevented on a timely basis. If we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

- faulty human judgment and simple errors, omissions or mistakes;

- fraudulent action of an individual or collusion of two or more people;

- inappropriate management override of procedures; and

- the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Pursuant to the Sarbanes-Oxley Act and the rules and regulations promulgated by the SEC, we are required to furnish in this Report a report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. As of September 30, 2021, we remediated the material weakness that was identified in connection with the restatement of previously issued consolidated financial statements as of and for the period ended December 31, 2020. While we believe our internal control over financial reporting is currently effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions. Establishing, testing and maintaining an effective system of internal control over financial reporting requires significant resources and time commitments on the part of our management and our finance staff, may require additional staffing and infrastructure investments and would increase our costs of doing business.

In addition, under the federal securities laws, our auditors are required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A Common Stock to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated, communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or the market in which we operate, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. If any of the analysts who cover us change their recommendation regarding our shares of Class A Common Stock adversely, or provide more favorable relative recommendations about our competitors, the price of our shares of Class A Common Stock would likely decline. If any analyst who covers us were to cease our coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have established policies and processes for assessing, identifying, managing and disclosing, as necessary, risks from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes as described below.

We routinely assess material risks from cybersecurity threats, including from any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein. These risk assessments are designed to identify internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain safeguards intended to address and minimize identified risks and continue monitoring and testing the effectiveness of such safeguards.

We devote significant resources and have designated senior management, including our VP of Information Security who reports to our Chief Technology Officer, to manage the cybersecurity and information security risk assessment and mitigation process. We have established an internal security committee that includes members of our information security/technology, internal audit/compliance, finance and accounting, people operations, and legal teams, to instill a thoughtful security culture across our Company. Our employees and contractors are made aware of our cybersecurity policies through mandatory trainings during onboarding and on an annual basis. We also engage and consult with third parties in connection with our risk assessment processes, including advisors, consultants and auditors. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards.

The Company deploys multiple tools and processes to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents, both internal and associated with the use of any third-party service provider.

We have not experienced a material security breach in our systems, and, to our knowledge, in our third-parties' systems, nor incurred any significant expenses or penalties to resolve or settle any security breach in the past three years. For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors – Our Business Risks – Our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales," in this annual report on Form 10-K.

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly, as well as through the audit committee, which has been tasked with such oversight in the audit committee charter. The audit committee of our board of directors reviews cybersecurity and information security risks and mitigation strategies; the audit committee receives periodic updates on information security and privacy, and the full board receives at least an annual update.

Our VP of Information Security has many years of experience implementing cybersecurity at technology and research and development companies, and together with our internal information security committee, is primarily responsible for assessing and managing our material risks from cybersecurity threats.

Our VP of Information Security periodically provides briefings to our internal security committee and to the audit committee and board of directors on an annual basis regarding our Company's cybersecurity risks and activities, including, as applicable, any recent cybersecurity incidents and related responses and remediation efforts, cybersecurity systems testing, activities of third parties, policies and the like. We have internal guidelines governing our identification, assessment, communication, and escalation upon the occurrence of a cybersecurity incident. Depending on the nature and severity of an incident, this process provides for escalating notification to a special executive security committee and the chair of the audit committee, among others as needed, to manage the Company's response

Item 2. Properties.

We are headquartered in San Jose, California. Our facilities, which are primarily in San Jose, California include various leased properties for our offices and engineering, research and development, and pre-pilot manufacturing activities.

Item 3. Legal Proceedings.

Information regarding legal proceedings is available in Note 7, Commitments and Contingencies, to the consolidated financial statements in this Report.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Class A Common Stock is listed on NYSE under the symbol "QS". Our Class B Common Stock is neither listed nor traded.

Holders

As of February 20, 2024, there were approximately 62 holders of record of our shares of Class A Common Stock and approximately 6 holders of record of our shares of Class B Common Stock. The actual number of stockholders of our common stock is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares of common stock are held in street name by banks, brokers and other nominees.

Dividends

We have never declared or paid cash dividends on our common stock. We currently do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future.

Recent Sales of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, the following officer, as defined in Rule 16a-1(f), adopted a "Rule 10b5-1 trading arrangement" as defined in Regulation S-K Item 408, as follows:

On November 28, 2023, Mohit Singh, our Chief Development Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 519,672 shares of our Class A common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c). The duration of the trading arrangement is until November 29, 2024.

No other officers or directors, as defined in Rule 16a-1(f), adopted and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408, during the last fiscal quarter.

Performance Graph

The following chart compares the changes in cumulative total return on our Class A Common Stock with the changes in cumulative total returns on the New York Stock Exchange Composite Index, the total returns on Russell 1000 Index, and the total returns on PBW - Invesco WilderHill Clean Energy ETF for the period from November 27, 2020 (the first date our Class A Common Stock began trading on the NYSE) through December 31, 2023. The chart assumes $100 was invested in each of the Company's common stock, the New York Stock Exchange Composite Index, the Russell 1000 Index and PBW - Invesco WilderHill Clean Energy ETF on November 27, 2020. The comparisons in this chart are required by the SEC and are not intended to forecast or be indicative of the possible future performance of our common stock.



Total Return Comparison of $100 Investment
November 27, 2020 - December 31, 2023
QS vs NYSE Composite Index, Russell 1000, Invesco WilderHill Clean
Energy ETF (PBW-US)

QS

·········· NYSE Composite

– – – Russell 1000

▬ ▬ ▬ Invesco WilderHill Clean Energy ETF (PBW-US)

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled "*Risk Factors*" as set forth in this Report. Unless the context otherwise requires, references in this "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" to "the Company", "we", "us" and "our" refer to the business and operations of QuantumScape Corporation and its consolidated subsidiaries.

Overview

We are developing next-generation battery technology for EVs and other applications. We believe that our technology will enable a new category of battery that meets the requirements for broader market adoption. The lithium-metal solid-state battery technology that we are developing is being designed to offer greater energy density, faster charging, and greater safety when compared to today's conventional lithium-ion batteries.

We are a development-stage company with no revenue to date, have incurred a net loss from operations of approximately $479.0 million for the year ended December 31, 2023, and an accumulated deficit of approximately $2.9 billion from our inception through December 31, 2023. We expect to incur significant expenses and continuing losses for the foreseeable future.

Key Trends, Opportunities and Uncertainties

We are a pre-revenue company. We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose significant risks and challenges, including those discussed below and in the section titled "*Risk Factors*" appearing elsewhere in this Report.

Product Development

We have demonstrated capabilities of our solid-state electrolyte-separator and battery technology in single-layer and multilayer cell cycling data, and in 2022, shipped our first 24-layer A0 prototype battery cells to multiple automotive OEMs for testing. Following that shipment, we plan to focus our research and development on subsequent generations of prototype samples incorporating advances in cell functionality, process and reliability, as well as bringing online the manufacturing capability of our consolidated QS-0 pre-pilot line, as further described under the "Research and Development" section in Item 1 above.

Our team of scientists, engineers, technicians, and other staff is highly motivated and committed to solving these challenges ahead. However, any delays in the completion of these tasks will require additional cash use and delay market entry. As we expand the capabilities of our consolidated QS-0 pre-pilot line that we are currently building out and bringing up in San Jose, California, and as we continue to plan for QS-1 through our joint venture with Volkswagen, we expect our rate of cash utilization to also increase significantly.

Process Development

Our architecture depends on our proprietary solid-state ceramic electrolyte-separator which we plan to manufacture ourselves. Though our electrolyte-separator's design is unique, our first-generation process relies on established or similar high-volume production processes already deployed in other industries. We are developing a subsequent, proprietary higher-volume separator manufacturing process that seeks to further reduce cost, increase throughput, and improve quality.

The solid-state electrolyte-separator is being designed to enable our 'anode-free' architecture. As manufactured, our solid-state battery cell has no anode; the lithium-metal anode is formed during the first charge of the cell. The lithium that forms the anode comes from the cathode material we purchase. Eliminating the anode bill of materials and associated manufacturing costs found in conventional lithium-ion cells could result in a meaningful cost of goods sold (COGS) advantage for us. In addition, our solid-state battery cell is being designed to reduce the time and capital-intensity of the formation and aging process step as compared to conventional lithium-ion manufacturing.

We are focused on the throughput and capability of QS-0 and planning for QS-1. As part of the continued expansion of our throughput we are automating our manufacturing process and purchasing larger-scale battery-cell manufacturing equipment. We will need to substantially improve our battery cell manufacturing processes to increase throughput required for higher numbers of battery cells and to achieve the cost, performance and volume levels required for commercial shipments.

45

QS-0 is intended to serve three purposes. First, QS-0 is intended to provide a sufficient quantity of solid-state electrolyte-separator and cells for internal development and customer sampling. Second, QS-0 is intended to provide the basis for continued manufacturing process development and to help inform QS-1 equipment selection and specifications. Delays in the successful buildout of QS-0 may impact both our development and the QS-1 timelines. And third, as we continue to build out our manufacturing capabilities, we target the initial production at QS-0 of battery cells to be made available for sale to a third party.

We will need to achieve significant cost savings in battery design and manufacturing, in addition to the cost savings associated with the elimination of an anode from our solid-state battery cells as manufactured, while controlling costs associated with the manufacture of our solid-state electrolyte-separator, including achieving substantial improvements in quality, consistency, reliability, throughput and safety required to hit commercial targets. Further, we will need to capture industry cost savings in the materials, components, equipment, and processes that we share, notably in the cathode, cell design, and factory.

Commercialization and Market Focus

Delivery of an A0 sample represents the beginning of the automotive qualification process, which generally includes several major delivery milestones of A, B and C samples. Each major sampling stage may consist of several generations of increasingly mature prototypes. The timelines for each stage involve uncertainty and will be influenced by a number of factors, including product and process development risks; the specification, ordering, and qualification of production equipment; other supply chain dynamics; and OEM validation timeframes.

We have demonstrated the performance capabilities of our solid-state electrolyte-separator and battery technology in single-layer and multilayer solid-state cells in commercially relevant areas (ranging approximately from 60x75mm to 70x85mm), and in 2022, shipped our first 24-layer A0 prototype battery cells to multiple automotive original equipment manufacturers ("OEM"). We will work to continue improving quality, consistency, reliability, throughput and safety and optimize all components of the cell. We will continue to work to further develop and validate the volume manufacturing processes to enable higher volume manufacturing and minimize manufacturing costs. Finally, we intend for the building out of QS-0 to serve as the basis for continued manufacturing process development for the subsequent scale up of our manufacturing capabilities, including QS-1.

QS-1, to be built and run by QSV, our joint venture entity with Volkswagen, and its subsequent QS-1 Expansion, would represent a small fraction of Volkswagen's demand for batteries and implies vehicle volumes under 2.3% of Volkswagen's total production in 2023, assuming a 100kWh battery pack size. Our goal is to significantly expand the production capacity of the joint venture, in partnership with Volkswagen, to meet more of their projected demand. While Volkswagen is the first automotive OEM that we signed an agreement with the goal of commercializing vehicles using our battery technology, we intend to continue working closely with other OEMs to make our solid-state battery cells widely available over time. In addition to Volkswagen, we have signed customer sampling agreements with a number of other OEMs, ranging from top ten manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validation of our solid-state battery cells with the goal of providing such cells to the OEM for inclusion into pre-production prototype vehicles and ultimately into serial production vehicles. We are currently focused on automotive EV applications, which have among the most stringent sets of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets including stationary storage and consumer electronics such as smartphones and wearables and intend to explore opportunities in those areas as appropriate.

We believe that our technology enables a variety of business models. In addition to joint ventures, such as the one with Volkswagen, we may operate solely-owned manufacturing facilities or license technology to other manufacturers. We intend to continue to invest in research and development to improve battery cell performance, improve manufacturing processes, and reduce cost.

Access to Capital

Based on our current business plan, we believe that our cash resources will last into the second half of 2026. In July 2022, we filed a shelf registration statement on Form S-3 with the SEC (File No. 333-266419) (the "Form S-3"), which the SEC declared effective in August 2022, for the offer and sale of Class A Common Stock, preferred stock, depositary shares, debt securities, warrants, subscription rights, purchase contracts and units in one or more offerings and in any combination for an aggregate offering price of up to $1 billion. In February 2023, we filed a prospectus supplement to the Form S-3 for the issuance and sale of our Class A Common Stock from time to time for an aggregate offering price of up to $400 million (the "ATM offering"). No shares of our Class A Common Stock were sold pursuant to the ATM offering during the year ended December 31, 2023. In August 2023, we completed an underwritten public offering of our Class A Common Stock and issued 37.5 million shares for an aggregate purchase price of $288.2 million, net of issuance costs of $11.8 million (the "August 2023 Public Offering").

Any changes to our technology development, operating costs and scale-up could materially impact us and the availability of our capital resources.

Regulatory Landscape

We operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly in hazardous waste generation and disposal and pollution control. Regulations in our target markets include economic incentives to purchasers of EVs, tax credits for EV manufacturers, and economic penalties that may apply to a car manufacturer based on its fleet-wide emissions which may indirectly benefit us to the extent that the regulations expand the market size of EVs. While we also expect environmental regulations to provide a tailwind to our growth, it is possible for certain regulations to result in margin pressures. Trade restrictions and tariffs, while historically minimal between the European Union and the United States where most of our production and sales are initially expected, are subject to unknown and unpredictable changes that could impact our ability to meet projected sales or margins. In addition, there are government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, and factory safety. We will ultimately have to comply with these regulations to sell our batteries into the market. The license and sale of our batteries abroad is likely to be subject to export controls in the future.

Basis of Presentation

We currently conduct our business through one operating segment. As a pre-revenue company with no commercial operations, our activities to date have been limited and were conducted primarily in the United States. Our historical results are reported under U.S. GAAP and in U.S. dollars. Upon commencement of commercial operations, we expect to expand our global operations substantially, including in the United States and the European Union, and as a result we expect our future results to be sensitive to foreign currency transaction and translation risks and other financial risks that are not reflected in our historical financial statements. As a result, we expect that the financial results we report for periods after we begin commercial operations will not be comparable to the financial results included in this Report.

Components of Results of Operations

We are a research and development stage company and we have not generated any revenues to date. Our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or projected results of operations.

Operating Expenses

Research and Development Expense

To date, our research and development expenses have consisted primarily of personnel-related expenses for scientists, experienced engineers and technicians as well as costs associated with the expansion and ramp up of our engineering and facilities supporting QS-0 in San Jose, including the material and supplies to support the product development and process engineering efforts. As we ramp up our engineering operations to complete the development of our solid-state, lithium-metal batteries and required process engineering to meet automotive cost targets, we anticipate that research and development expenses will increase significantly for the foreseeable future as we continue to invest in additional plant and equipment for product development (e.g., multilayer cell stacking, packaging engineering), building prototypes, and testing of battery cells as our team works to meet the full set of automotive product requirements. We also recognize significant non-cash stock-based compensation to employees directly involved in research and development activities. For stock-based compensation awards with performance and market conditions, such as the awards granted under our Extraordinary Performance Award Program (the "EPA Program") in December 2022 and 2021, and for stock-based compensation awards with performance conditions, such as the restricted stock units with performance conditions ("PSU") granted in 2023, the non-cash expense recognized is based on a probability assessment of the performance conditions, and as such, we expect research and development expenses to fluctuate in the future as the performance conditions are re-assessed at each reporting period. Further, should the stated market conditions of the EPA Program grants be achieved prior to the expected achievement period, we may accelerate the stock-based compensation expense recognized, which could result in significant fluctuations in research and development expense recognized in the future. For more information on the EPA Program grants and PSUs, see Note 9, Stockholders' Equity, to our consolidated financial statements elsewhere in this Report.

As we ramp up toward commercial manufacturing operations, we will begin to incur expenses that are directly associated with manufacturing, including allocation of indirect costs from research and development.

General and Administrative Expense

General and administrative expenses consist mainly of personnel-related expenses for our executive, sales and marketing, insurance and other administrative functions as well as outside professional services, including legal, accounting and other advisory services. We have expanded our personnel headcount and we are continuing to expand our supporting systems, in anticipation of planning for and supporting the ramp up of commercial manufacturing operations and due to the ongoing requirements of being a public company. Accordingly, we expect our general and administrative expenses to increase in the near term and for the foreseeable future. Upon commencement of commercial operations, we also expect general and administrative expenses to include customer and sales support and advertising costs. We also recognize significant non-cash stock-based compensation to executives and certain employees. The non-cash expenses recognized for EPA Program grants and PSUs are based on a probability assessment of the performance conditions, and as such, we expect general and administrative expenses to fluctuate in the future as the performance conditions are re-assessed at each reporting period. Further, should the stated market conditions of the EPA Program awards be achieved prior to the expected achievement period, we may accelerate the stock-based compensation expense recognized, which could result in significant fluctuations in general and administrative expense recognized in the future.

As we ramp up toward commercial manufacturing operations, we will begin to incur expenses that are directly associated with manufacturing, including allocation of indirect costs from general and administrative activities.

Other Income (Expense)

Interest Expense

Interest expense consists primarily of interest expense associated with our finance lease for the initial QS-0 campus.

Interest Income

Interest income consists primarily of interest income from marketable securities.

Other Income (Expense)

Our other income (expense) consists of miscellaneous income and expenses.

Income Tax Expense (Benefit)

Our income tax provision consists of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in tax law. We maintain a valuation allowance against the full value of our U.S. federal and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

In this section, we discuss the results of our operations for the year ended December 31, 2023 compared to the year ended December 31, 2022. For a discussion of the year ended December 31, 2022 and the year ended December 31, 2021, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023 and is incorporated herein by reference.

The following table sets forth our historical operating results for the periods indicated (amounts in thousands):

	Year Ended December 31,			2023 vs. 2022		2022 vs. 2021	
	2023	2022	2021	$ Change	% Change	$ Change	% Change
Operating expenses:							
Research and development	$ 347,945	$ 297,435	$ 151,496	$ 50,510	17%	$ 145,939	96%
General and administrative	131,085	123,183	63,770	7,902	6%	59,413	93%
Total operating expenses	479,030	420,618	215,266	58,412	14%	205,352	95%
Loss from operations	(479,030)	(420,618)	(215,266)	(58,412)	14%	(205,352)	95%
Other income (loss):							
Interest expense	(2,377)	(2,399)	(1,419)	22	(1)%	(980)	69%
Interest income	36,488	10,905	1,883	25,583	235%	9,022	479%
Change in fair value of assumed common stock warrant liabilities	—	—	168,674	—	0%	(168,674)	(100)%
Other income (loss)	(160)	216	151	(376)	(174)%	65	43%
Total other income (loss)	33,951	8,722	169,289	25,229	289%	(160,567)	(95)%
Net loss	(445,079)	(411,896)	(45,977)	(33,183)	8%	(365,919)	796%
Less: Net income (loss) attributable to non-controlling interest	66	11	(11)	55	500%	22	(200)%
Net loss attributable to common stockholders	$(445,145)	$(411,907)	$ (45,966)	$(33,238)	8%	$(365,941)	796%

Research and Development

The increase in research and development expense in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily resulted from a non-cash stock-based compensation expense increase of $31.4 million primarily due to the effect of restricted stock units granted subsequent to December 31, 2022 and the effect of the 2023 Bonus Plan, which is settled in the form of restricted stock units and discussed further in Note 9, Stockholders' Equity, to our consolidated financial statements elsewhere in this Report, an increase of $13.6 million related to depreciation and amortization, an increase of $5.1 million in property and equipment write-off and cancellation charges for assets with no remaining future benefit, an increase of $3.3 million in personnel cost due to a research and development headcount increase over the year ended December 31, 2022 to support our battery technology development, offset by a decrease of $4.8 million in outside service fees.

General and Administrative

The increase in general and administrative expenses in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily resulted from a non-cash stock-based compensation expense increase of $7.8 million primarily due to the effect of restricted stock units granted subsequent to December 31, 2022 and the effect of the 2023 Bonus Plan, which is settled in the form of restricted stock units and discussed further in Note 9, Stockholders' Equity, to our consolidated financial statements elsewhere in this Report.

Other Income (Expense)

Interest Income

The increase in interest income during the year ended December 31, 2023 compared to the year ended December 31, 2022 was mainly due to an increase in investment with proceeds from August 2023 Public Offering and an increase in interest rate.

Other Income (Expense)

Other expense for the year ended December 31, 2023 primarily consisted of foreign currency exchange loss. Other income for the year ended December 31, 2022 primarily consisted of foreign currency exchange gain and other miscellaneous income.

Liquidity and Capital Resources

As of December 31, 2023 and December 31, 2022, our principal sources of liquidity were our cash and cash equivalents and marketable securities in the amount of approximately $1.1 billion for both periods. Our cash equivalents are invested in U.S. money market funds, U.S. Treasury bonds and commercial paper. Our marketable securities are invested in U.S. Treasury notes and bonds, commercial paper, and corporate notes and bonds.

We have yet to generate any revenue from our business operations. To date, we have funded our capital expenditure and working capital requirements through equity as further discussed below. Our ability to successfully develop our products, commence commercial operations and expand our business will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations.

During the year ended December 31, 2021, we completed an underwritten public offering in March 2021 for aggregate net cash proceeds of $462.9 million (the "March 2021 Public Offering"), received $100 million from VGA pursuant to our achievement of the technical milestone specified in the Series F Preferred Stock Purchase Agreements, and received net proceeds of $151.4 million for all assumed common stock warrants exercised or redeemed.

During the year ended December 31, 2022, we received net proceeds of $124.1 million from investing activities, mainly due to the maturities of marketable securities.

During the year ended December 31, 2023, we completed the August 2023 Public Offering of our Class A Common Stock and received net proceeds of $288.2 million for the issuance of 37.5 million shares under the Form S-3.

We believe that our cash on hand will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this Report. Based on our current business plan, we believe that our cash resources will last into the second half of 2026. However, any changes to our technology development, operating costs and scale-up could materially impact us and the availability of our capital resources. We may, however, need additional cash resources due to changed business conditions or other developments, including unanticipated delays in negotiations with automotive OEMs and tier-one automotive suppliers or other suppliers, supply chain challenges, competitive pressures, inflation, and regulatory developments, among others. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If such financing is not available, or if the financing terms are onerous given the high-interest rate environment or less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have an adverse impact on our business and financial prospects.

In July 2022, we filed the Form S-3, which the SEC declared effective in August 2022, for the offer and sale of Class A Common Stock, preferred stock, depositary shares, debt securities, warrants, subscription rights, purchase contracts and units in one or more offerings and in any combination for an aggregate offering price of up to $1 billion, or $700 million subsequent to our August 2023 Public

Offering. Such securities may be offered pursuant to the base prospectus contained in the shelf registration statement and a prospectus supplement that would be prepared and filed at the time of any offering.

In February 2023, we filed a prospectus supplement to the Form S-3 for the issuance and sale of our Class A Common Stock from time to time for an aggregate offering price of up to $400 million through J.P. Morgan Securities LLC, Cowen and Company, LLC, Deutsche Bank Securities Inc. and UBS Securities LLC, as the sales agents. We entered into Distribution Agreements with each of these sales agents in February 2023, in connection with the offering. We have up to three years from the date of the Distribution Agreements to sell the shares, however we are not obligated to sell any such shares. Any proceeds from the sale of shares will be used for working capital and other general corporate purposes and would further extend our forecasted cash runway. No shares of our Class A Common Stock were sold pursuant to the ATM offering during the year ended December 31, 2023.

Cash Flows and Material Cash Requirements

The following table provides a summary of our cash flow data for the periods indicated (amounts in thousands):

	Year Ended December 31,		
	2023	2022	2021
Net cash used in operating activities	$ (240,025)	$ (218,024)	$ (127,909)
Net cash (used in) provided by investing activities	(152,532)	124,119	(385,834)
Net cash provided by financing activities	300,213	8,598	736,557

Operating Activities

Our cash flows used in operating activities to date have been primarily driven by the growth in our underlying business to support the research and development of next-generation battery technology. Ahead of starting the pre-pilot and pilot production line operations, we expect our cash used in operating activities to increase significantly before we start to generate any material cash flows from our business. To support our research and development activities and our plan to expand our pre-pilot manufacturing capability, we are expecting cash payments of approximately $8.9 million during the next twelve months and approximately $73.6 million thereafter for the operating lease commitments as of December 31, 2023. From time to time, we also enter into non-cancellable service and purchase commitments. We are expecting cash used in operating activities to include payments of approximately $4.2 million in the next twelve months and approximately $7.9 million thereafter through 2027 for our non-cancellable commitments as of December 31, 2023. As we complete the development of our solid-state, lithium-metal batteries and required process engineering to meet automotive cost targets, we anticipate that research and development operating expenses will increase significantly for the foreseeable future.

Cash used in operating activities for the year ended December 31, 2023 was primarily driven by a net loss of $445.1 million, offset by non-cash expense of $166.3 million related to stock-based compensation, non-cash expense of $42.0 million related to depreciation and amortization, non-cash expense of $21.5 million related to the write-off of property and equipment, and non-cash lease expense and amortization of right-of-use assets of $7.8 million. These were partially adjusted by a decrease of $18.9 million in amortization of premiums and accretion of discounts on marketable securities, and an increase of $7.5 million in prepaid expenses and other assets.

Cash used in operating activities for the year ended December 31, 2022 was primarily driven by a net loss of $411.9 million offset by non-cash expenses including $127.1 million related to stock-based compensation, $28.3 million related to depreciation and amortization, $13.7 million related to the write-off of property and equipment, $7.8 million related to lease expense and amortization of right-of-use assets, and $4.0 million related to amortization of premiums and accretion of discounts on marketable securities. This was partially offset by an increase of $5.6 million in accounts payable and accrued liabilities mainly driven by higher period-over-period spending in payroll, materials and supplies, professional services and general and administrative to support the growth of the business, specifically in the research and development of our battery technology, a $5.0 million decrease in prepaid and other assets and an increase of $2.3 million in other long-term liabilities.

Cash used during the year ended December 31, 2021 was primarily driven by a net loss of $46.0 million adjusted by non-cash income of $168.7 million related to the change in fair value of Assumed Common Stock Warrant liabilities and offset by non-cash expenses including $52.2 million related to stock-based compensation, $11.8 million related to amortization of premiums and accretion of discounts on marketable securities, and $11.2 million related to depreciation and amortization. This was partially offset by an increase of $13.2 million in accrued compensation, accounts payable and accrued liabilities due to spending in materials and supplies, professional services, personnel and general and administrative.

Investing Activities

Our cash flows from investing activities to date have been comprised of purchases of property and equipment and purchases, maturities and sales of our marketable securities. We expect the level of capital investment to increase substantially in the near future as we acquire the property and equipment for and build out our consolidated QS-0 pre-pilot line.

Cash used in investing activities for the year ended December 31, 2023 primarily consists of $1.1 billion used for the purchase of marketable securities and $84.5 million used for the purchase of various property and equipment, primarily to support our research and

development activities. These were offset by the proceeds from the maturity and sale of marketable securities of $1.0 billion and $1.5 million, respectively.

Cash provided by investing activities for the year ended December 31, 2022 primarily consists of the maturity and sale of marketable securities of $837.4 million and $15.1 million, respectively, offset by $569.6 million used for the purchase of marketable securities. Cash provided by investing activities also reflects $158.8 million of cash used for various property and equipment, primarily to support our research and development activities.

Cash used in investing activities for the year ended December 31, 2021 primarily consisted of $127.2 million for various equipment purchases to primarily support our research and development activities and $1.4 billion for the purchase of marketable securities, offset in part by the proceeds received from the maturity and sale of marketable securities of $894.2 million and $224.1 million, respectively.

Financing Activities

Our cash flows from financing activities primarily consist of proceeds from the issuance of common stock and exercise of stock options. Finance lease commitment for QS-0 will result in net cash payments of $5.1 million in the next twelve months and payments of $44.3 million thereafter.

Cash provided by financing activities during the year ended December 31, 2023 is primarily due to $288.2 million in net proceeds received from the August 2023 Public Offering, $14.0 million received from the exercise of stock options and our employee stock purchase plan.

Cash provided by financing activities during the year ended December 31, 2022 is primarily due to $9.4 million received from the exercise of stock options and our employee stock purchase plan.

The cash provided by financing activities during the year ended December 31, 2021 was primarily due to $462.9 million in net proceeds received from the March 2021 Public Offering, $151.4 million received from the exercise of Public Warrants and Private Placement Warrants, $99.9 million in net proceeds received from the Series F Preferred Stock Agreements, and approximately $17.8 million received from the exercise of stock options and our employee stock purchase plan.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods.

We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the consolidated financial statements. Our significant accounting policies are described in Note 2, Summary of Significant Accounting Policies, to our audited consolidated financial statements included elsewhere in this Report. We believe that the following accounting estimates are the most critical to fully understand and evaluate our reported financial results, as they require our most subjective or complex management judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain and unpredictable.

Stock-Based Compensation

The share-based awards under our equity plans include stock options, restricted stock units with service conditions only ("RSU"), PSU and performance-based awards under the EPA Program. We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards, and compensation expense is recognized on a straight-line basis over the requisite service period. For share-based awards with only service conditions, the requisite service period is generally the vesting period. We reverse previously recognized costs for unvested awards in the period that forfeitures occur.

The fair values of RSUs and PSUs are measured on the grant date based on the closing fair market value of our common stock.

The fair values of options granted with performance (e.g., business milestone) and market conditions (e.g., stock price target) are estimated at the grant date using a Monte Carlo simulation model. The model determined the grant date fair value of each vesting tranche and the future time when the market condition for such tranche is expected to be achieved. The Monte Carlo valuation requires the Company to make assumptions and judgements about the variables used in the calculation including the expected term, volatility of our common stock, an assumed risk-free interest rate, and cost of equity.

For performance-based awards with a vesting schedule based entirely on the attainment of both performance and market conditions, each quarter the Company assesses whether it is probable that it will achieve each performance condition that has not previously been achieved or deemed probable of achievement and if so, the future time when the Company expects to achieve that business milestone, or its "expected business milestone achievement time." When the Company first determines that a business milestone has become probable of being achieved, the Company allocates on a straight-line basis the entire expense for the related tranche over the number

of quarters between the grant date and the then-applicable "expected vesting date," which represents the requisite service period. The requisite service period at any given time is generally the period between the grant date and the later of (i) the expected time when the performance condition will be achieved (if the related performance condition has not yet been achieved) and (ii) the expected time when the market condition will be achieved (if the related market condition has not yet been achieved). The Company immediately recognizes a cumulative catch-up expense for all accumulated expense for the quarters from the grant date through the quarter in which the performance condition was first deemed probable of being achieved. Each quarter thereafter, the Company recognizes the then-remaining expense for the tranche through the end of the requisite service period except that upon vesting of a tranche, all remaining expense for that tranche is immediately recognized. The Company accounts for forfeitures when they occur. The fair value of such awards is estimated on the grant date using Monte Carlo simulations, which is impacted by the following assumptions:

- *Expected Term*—We estimated the expected term based on the midpoint between the time of vesting and the remaining time to expiration.

- *Expected Volatility*—Given the limited market trading history of our common stock, volatility is based on a weighted blend of (i) the average volatility of peer companies within the automotive and energy storage industries multiplied by a ratio of our volatility based on available stock price data as compared to the average volatility of our peer companies over the same period and (ii) our implied volatility from exchange traded options.

- *Cost of Equity*—Cost of equity is calculated using (i) risk-free rate, (ii) average peer group market beta and (iii) the market-risk premium.

As the stock-based compensation expense is based on the probability assessment of the performance conditions, we may experience significant fluctuation in the non-cash stock-based compensation recognized quarter over quarter. Although the potential stock-based compensation expense that may be recognized over the remaining term of the performance award may be estimated at each of the applicable grant date and the amount is expected to be material to the financial statements in the aggregate, the actual expense recognized may range from zero to the maximum; the actual expense may be recognized over a period less than the remaining term of the performance award; and the amount recognized quarter over quarter is expected to be material and may significantly fluctuate.

Recent Accounting Pronouncements

See Note 3, Recent Accounting Pronouncements, to the audited consolidated financial statements elsewhere in this Report for more information about recent accounting pronouncements, the timing of their adoption, and, to the extent it has made one, of their potential impact on our financial condition and its results of operations and cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

The market interest risk in our financial instruments and our financial positions represents the potential loss arising from adverse changes in interest rates. As of December 31, 2023, we had cash and cash equivalents and marketable securities of $1.1 billion, consisting of interest-bearing money market accounts and marketable securities, for which the fair market value would be affected by change in the general level of U.S. interest rates. As of December 31, 2023, an immediate increase of 100 basis points in interest rates would have resulted in a decline in the fair value of our marketable securities of approximately $3.0 million. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Such losses would only be realized if we sold the investments prior to maturity.

Inflation Risk

Our operations could be adversely impacted by inflation, primarily from higher material, labor, and construction costs. To date, we do not believe that inflation has had a material impact to our results of operations, capital resources or liquidity, however, we have experienced increases in prices of raw materials, components and labor costs. Our future mitigation strategies may include considering alternative vendors, vertically integrating certain aspects of our supply chain and redesigning our product or production process. At this time, it is difficult to determine what impact these inflationary pressures will have on our long-term growth strategies, as there is uncertainty regarding how long higher levels of inflation may persist, and to what level we will be successful in passing these increased costs to our customers upon commercialization of our product. If we are not able to fully offset higher costs through price increases or other corrective measures, this may adversely affect our business, financial condition and results of operations.

Foreign Currency Risk

Our functional currency is the U.S. dollar, while certain of our future subsidiaries may have other functional currencies, reflecting their principal operating markets. Once we commence QS-1 operations, we expect to be exposed to both currency transaction and translation risk. To date, we have not had material exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QuantumScape Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QuantumScape Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), redeemable non-controlling interest and stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the performance-based equity awards (Extraordinary Performance Award Program and Performance-based Stock Units) – stock-based compensation

Description of the Matter	As discussed in Note 2 and Note 9 to the consolidated financial statements, the Company granted stock options to the Chief Executive Officer and other members of the Company's management team pursuant to the Extraordinary Performance Award Program "EPA Program" in December 2021 and December 2022. The EPA program vests upon the achievement of performance (business milestones) and market (stock price target) conditions under five tranches. Additionally, as discussed in Note 9 to the consolidated financial statements, the Company granted performance-based restricted stock units ("PSUs") to members of the Company's management team and certain other employees in the year ended December 31, 2023. The PSUs vest upon the achievement of performance (business milestones) conditions by tranche.
	When the Company determines achievement of the related performance condition is considered probable then the stock-based compensation expense is recognized over the expected vesting period which is for the EPA Program the longer of the time to achieve the performance or market condition for each tranche, and for the PSUs the time to achieve the performance condition for each tranche assuming the service condition has also been met. The Company recorded stock-based compensation expense of $26.3 million during the year-ended December 31, 2023 and had $32.2 million of unrecognized stock-based compensation expense as of December 31, 2023 for the tranches that were considered probable for EPA awards. The Company recorded stock-based compensation expense of $15.8 million during the year-ended December 31, 2023 and had $17.3 million of unrecognized stock-based compensation expense as of December 31, 2023 for the tranches that were considered probable for PSU awards.
	Auditing the Company's accounting for the EPA Program and PSU awards is complex and judgmental due to the subjectivity of management's assessment of the probability and timing of performance conditions being met for each tranche of the award.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's assessment of the probability and timing of performance conditions being met.
	Our substantive audit procedures included, among others, evaluation of the judgments made by management in determining the estimated probability and timing of each performance condition by discussing status with internal operational personnel and comparing the achievement of the business milestones to the Company's annual plan.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2012.
San Jose, California
February 27, 2024

<h1 style="text-align:center">Report of Independent Registered Public Accounting Firm</h1>

To the Shareholders and the Board of Directors of QuantumScape Corporation

Opinion on Internal Control Over Financial Reporting

We have audited QuantumScape Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, QuantumScape Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California

February 27, 2024

QuantumScape Corporation
Consolidated Balance Sheets

(In Thousands, Except per Share Amounts)

		As of December 31,		
		2023		**2022**
Assets				
Current assets				
Cash and cash equivalents ($3,522 and $3,395 as of December 31, 2023 and 2022, respectively, for joint venture)	$	142,524	$	235,393
Marketable securities		928,284		826,340
Prepaid expenses and other current assets		12,709		10,591
Total current assets		1,083,517		1,072,324
Property and equipment, net		313,164		295,934
Right-of-use assets - finance lease		25,140		28,013
Right-of-use assets - operating lease		55,863		60,782
Other assets		24,294		18,353
Total assets	$	1,501,978	$	1,475,406
Liabilities, redeemable non-controlling interest and stockholders' equity				
Current liabilities				
Accounts payable	$	12,959	$	21,420
Accrued liabilities		10,180		7,477
Accrued compensation and benefits		26,043		13,061
Operating lease liability, short-term		5,006		3,478
Finance lease liability, short-term		2,907		1,373
Total current liabilities		57,095		46,809
Operating lease liability, long-term		57,622		62,560
Finance lease liability, long-term		35,098		38,005
Other liabilities		11,986		8,488
Total liabilities		161,801		155,862
Commitment and contingencies (see Note 7)				
Redeemable non-controlling interest		1,770		1,704
Stockholders' equity				
Preferred stock- $0.0001 par value; 100,000 shares authorized, none issued and outstanding as of December 31, 2023 and 2022		—		—
Common stock - $0.0001 par value; 1,250,000 shares authorized (1,000,000 Class A and 250,000 Class B); 433,157 Class A and 59,874 Class B shares issued and outstanding as of December 31, 2023, 358,505 Class A and 79,454 Class B shares issued and outstanding as of December 31, 2022		49		44
Additional paid-in-capital		4,221,892		3,771,181
Accumulated other comprehensive loss		(2,877)		(17,873)
Accumulated deficit		(2,880,657)		(2,435,512)
Total stockholders' equity		1,338,407		1,317,840
Total liabilities, redeemable non-controlling interest and stockholders' equity	$	1,501,978	$	1,475,406

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation
Consolidated Statements of Operations and Comprehensive Income (Loss)

(In Thousands, Except per Share Amounts)

		Year Ended December 31,				
		2023		2022		2021
Operating expenses:						
Research and development	$	347,945	$	297,435	$	151,496
General and administrative		131,085		123,183		63,770
Total operating expenses		479,030		420,618		215,266
Loss from operations		(479,030)		(420,618)		(215,266)
Other income (loss):						
Interest expense		(2,377)		(2,399)		(1,419)
Interest income		36,488		10,905		1,883
Change in fair value of assumed common stock warrant liabilities		—		—		168,674
Other income (loss)		(160)		216		151
Total other income (loss)		33,951		8,722		169,289
Net loss		(445,079)		(411,896)		(45,977)
Less: Net income (loss) attributable to non-controlling interest, net of tax of $0		66		11		(11)
Net loss attributable to common stockholders	$	(445,145)	$	(411,907)	$	(45,966)
Net loss	$	(445,079)	$	(411,896)	$	(45,977)
Other comprehensive income (loss):						
Unrealized gain (loss) on marketable securities		14,996		(13,665)		(4,177)
Total comprehensive loss		(430,083)		(425,561)		(50,154)
Less: Comprehensive income (loss) attributable to non-controlling interest		66		11		(11)
Comprehensive loss attributable to common stockholders	$	(430,149)	$	(425,572)	$	(50,143)
Net loss per share of common stock attributable to common stockholders						
Basic	$	(0.96)	$	(0.95)	$	(0.11)
Diluted	$	(0.96)	$	(0.95)	$	(0.52)
Weighted-average shares used in computing net loss per share of common stock						
Basic		462,239		432,973		404,259
Diluted		462,239		432,973		409,509

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation

Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders' Equity

(In Thousands)

	Redeemable Non-Controlling Interest	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
		Shares	Amount				
Balance as of December 31, 2020	$ 1,704	363,994	$ 36	$ 2,329,406	$ (1,977,639)	$ (31)	$ 351,772
Exercise of stock option and employee stock purchase plan	—	16,620	2	17,777	—	—	17,779
Shares issued upon vesting of restricted stock units	—	5,027		—	—	—	—
Exercise of warrants	—	15,497	2	672,454	—	—	672,456
Issuance of Class A Common Stock, net of issuance costs of $15.5 million	—	11,960	1	462,925	—	—	462,926
Issuance of Class A Common Stock pursuant to Legacy QuantumScape Series F Preferred Stock Purchase Agreement, net of issuance costs of $0.1 million	—	15,221	2	99,928	—	—	99,930
Stock-based compensation	—	—	—	52,175	—	—	52,175
Net loss	(11)	—	—	—	(45,966)	—	(45,966)
Unrealized loss on marketable securities	—	—	—	—	—	(4,177)	(4,177)
Balance as of December 31, 2021	$ 1,693	428,319	$ 43	$ 3,634,665	$ (2,023,605)	$ (4,208)	$ 1,606,895
Exercise of stock option and employee stock purchase plan	—	4,343	—	7,555	—	—	7,555
Shares issued upon vesting of restricted stock units	—	5,297	1	1,851	—	—	1,852
Stock-based compensation	—	—	—	127,110	—	—	127,110
Net gain (loss)	11	—	—	—	(411,907)	—	(411,907)
Unrealized loss on marketable securities	—	—	—	—	—	(13,665)	(13,665)
Balance as of December 31, 2022	$ 1,704	437,959	$ 44	$ 3,771,181	$ (2,435,512)	$ (17,873)	$ 1,317,840
Exercise of stock option and employee stock purchase plan	—	7,935	1	14,021	—	—	14,022
Shares issued upon vesting of restricted stock units	—	9,637	—	—	—	—	—
Issuance of common stock, net of issuance costs of $11.8 million	—	37,500	4	288,150	—	—	288,154
Stock-based compensation	—	—	—	148,540	—	—	148,540
Net gain (loss)	66	—	—	—	(445,145)	—	(445,145)
Unrealized gain on marketable securities	—	—	—	—	—	14,996	14,996
Balance as of December 31, 2023	$ 1,770	493,031	$ 49	$ 4,221,892	$ (2,880,657)	$ (2,877)	$ 1,338,407

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation
Consolidated Statements of Cash Flows
(In Thousands)

		Year Ended December 31,				
		2023		2022		2021
Operating activities						
Net loss	$	(445,079)	$	(411,896)	$	(45,977)
Adjustments to reconcile net loss to net cash used in operating activities:						
Depreciation and amortization		41,958		28,280		11,207
Amortization of right-of-use assets and non-cash lease expense		7,791		7,843		3,492
Amortization of premiums and accretion of discounts on marketable securities		(18,908)		3,989		11,845
Stock-based compensation expense		166,297		127,110		52,175
Change in fair value of assumed common stock warrant liabilities		—		—		(168,674)
Write-off of property and equipment		21,528		13,695		—
Other		469		840		899
Changes in operating assets and liabilities:						
Prepaid expenses and other assets		(7,533)		5,048		(4,852)
Accounts payable, accrued liabilities and accrued compensation		(2,904)		5,611		13,178
Other long-term liabilities		(234)		2,300		—
Operating lease liability		(3,410)		(844)		(1,202)
Net cash used in operating activities		(240,025)		(218,024)		(127,909)
Investing activities						
Purchases of property and equipment		(84,510)		(158,845)		(127,178)
Proceeds from maturities of marketable securities		1,041,528		837,410		894,225
Proceeds from sales of marketable securities		1,477		15,105		224,058
Purchases of marketable securities		(1,111,027)		(569,551)		(1,376,939)
Net cash (used in) provided by investing activities		(152,532)		124,119		(385,834)
Financing activities						
Proceeds from exercise of stock options and employee stock purchase plan		14,022		9,407		17,779
Proceeds from exercise of warrants		—		—		151,431
Proceeds from issuance of common stock, net of issuance costs paid		288,164		—		462,926
Proceeds from issuance of Class A Common Stock pursuant to Legacy QuantumScape Series F Preferred Stock Purchase Agreement, net of issuance costs		—		—		99,930
Business Combination, net of issuance costs paid		—		—		(1,016)
Principal payment for finance lease		(1,973)		(809)		5,507
Net cash provided by financing activities		300,213		8,598		736,557
Net (decrease) increase in cash, cash equivalents and restricted cash		(92,344)		(85,307)		222,814
Cash, cash equivalents and restricted cash at beginning of period		252,916		338,223		115,409
Cash, cash equivalents and restricted cash at end of period	$	160,572	$	252,916	$	338,223
Supplemental disclosure of cash flow information						
Cash paid for interest	$	1,778	$	1,610	$	330
Fair value of assumed common stock warrants exercised	$	—	$	—	$	521,025
Purchases of property and equipment, not yet paid	$	10,554	$	18,192	$	11,073

The following table presents the Company's cash, cash equivalents and restricted cash by category in the Company's Consolidated Balance Sheets (amounts in thousands):

		December 31,				
		2023		2022		2021
Cash and cash equivalents	$	142,524	$	235,393	$	320,700
Other assets		18,048		17,523		17,523
Total cash, cash equivalents and restricted cash	$	160,572	$	252,916	$	338,223

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation
Notes to Consolidated Financial Statements

December 31, 2023

Note 1. Nature of Business

Organization

The original QuantumScape Corporation, now named QuantumScape Battery, Inc. ("Legacy QuantumScape"), a wholly owned subsidiary of the Company (as defined below), was founded in 2010 with the mission to revolutionize energy storage to enable a sustainable future.

On November 25, 2020 (the "Closing Date"), Kensington Capital Acquisition Corp. ("Kensington"), a special purpose acquisition company, consummated the Business Combination Agreement (the "Business Combination Agreement") dated September 2, 2020, by and among Kensington, Kensington Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Kensington ("Merger Sub"), and Legacy QuantumScape.

Pursuant to the terms of the Business Combination Agreement, a business combination between Kensington and Legacy QuantumScape was effected through the merger of Merger Sub with and into Legacy QuantumScape, with Legacy QuantumScape surviving as the surviving company and as a wholly owned subsidiary of Kensington (the "Merger" and, collectively with the other transactions described in the Business Combination Agreement, the "Business Combination"). On the Closing Date, Kensington changed its name to QuantumScape Corporation (the "Company").

The Company is focused on the development and commercialization of its solid-state lithium-metal batteries. Planned principal operations have not yet commenced. As of December 31, 2023, the Company had not derived revenue from its principal business activities.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and pursuant to the regulations of the U.S. Securities and Exchange Commission ("SEC").

The Company's policy is to consolidate all entities that it controls by ownership of a majority of the outstanding voting stock. In addition, the Company consolidates entities that meet the definition of a variable interest entity ("VIE") for which the Company is the related party most closely associated with and is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. For consolidated entities that are less than wholly owned, the third party's holding of an equity interest is presented as redeemable non-controlling interests in the Company's Consolidated Balance Sheets and Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders' Equity. The portion of net earnings (loss) attributable to the redeemable non-controlling interests is presented as net income (loss) attributable to non-controlling interests in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss).

Legacy QuantumScape was a single-legal entity prior to becoming a partner with Volkswagen in QSV Operations LLC ("QSV"). As noted in the section titled "*Joint Venture and Redeemable Non-Controlling Interest*" below, Legacy QuantumScape determined QSV was a VIE for which it was required to consolidate the operations upon its formation in 2018. Following the closing of the Business Combination, the Company made the same determination and the Company continued to consolidate the operations of QSV in the year ended December 31, 2023 as the determination of the VIE has not changed.

All intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements as well as reported amounts of expenses during the reporting periods. Estimates made by the Company include, but are not limited to, those related to the valuation of common stock prior to the Business Combination and valuation of awards under the Extraordinary Performance Award Program (the "EPA Program"), and valuation of Assumed Common Stock Warrants among others. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Joint Venture and Redeemable Non-Controlling Interest

QSV was incorporated as a limited liability company in 2018. Volkswagen Group of America, Inc. ("VWGoA"), Volkswagen Group of America Investments, LLC ("VGA") and Legacy QuantumScape executed a Joint Venture Agreement ("JVA"), effective September 2018, with the goal of jointly establishing a manufacturing facility to produce the pilot line of the Company's product through QSV. In connection with this agreement, the parties also have entered into two operating agreements: (i) the Limited Liability Company Agreement of QSV to govern the respective rights and obligations as members of QSV and (ii) the Common IP License Agreement for the Company to license certain intellectual property pertaining to automotive battery cells as defined in the JVA to VWGoA, VGA and QSV.

Volkswagen is a related party stockholder (approximately 24.0% and 21.5% voting interest holder of the Company as of December 31, 2023 and 2022, respectively). Upon the effectiveness of the JVA, each party contributed $1.7 million in cash to capitalize QSV in exchange for 50% equity interests.

The joint venture is considered a VIE with a related party and therefore the related party whose business is more closely related to the planned operations of the joint venture is required to consolidate the operations.

The Company determined its operations were most closely aligned with the operations of the joint venture and therefore has consolidated the results of QSV's operations in its Consolidated Balance Sheets, Consolidated Statements of Operations and Comprehensive Income (Loss), and Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders' Equity. QSV had minimal operations through December 31, 2023.

The Company classifies non-controlling interests with redemption features that are not solely within the control of the Company within temporary equity on the Company's Consolidated Balance Sheets in accordance with ASC 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities ("ASC 480-10-S99-3A"). The non-controlling interest was recorded outside of stockholders' equity because the non-controlling interest provides the holder with put rights in the event of, amongst others, (i) the failure by the Company to meet specified development milestones within certain timeframes, (ii) the parties to the JVA cannot agree to certain commercial terms within certain timeframes, or (iii) a change of control of the Company, which such events are considered not solely within the Company's control. The Company adjusts redeemable non-controlling interests for the portion of net loss attributable to the redeemable non-controlling interests. As of December 31, 2023, the redeemable non-controlling interest is equivalent to the value of Volkswagen's interest in the joint venture. The commercialization timeline originally contemplated in 2018 by the joint venture agreements, and by subsequent amendments, has changed, and at the time of filing of the annual report on Form 10-K for the year ended December 31, 2022, certain milestones contemplated by the joint venture agreements had not been met. As a result, Volkswagen's right to exercise its put rights has been triggered. If Volkswagen exercises such rights, the joint venture with Volkswagen and Volkswagen's commitments to purchase output capacity from the joint venture would terminate, and we would be obligated to purchase Volkswagen's interest in the joint venture for its book value. As of December 31, 2023, the book value of this interest was approximately $1.8 million and is recorded as a redeemable non-controlling interest in our Consolidated Balance Sheets. To date, Volkswagen has not informed us of any intention to exercise its put rights.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and marketable securities. As of December 31, 2023 and 2022, approximately $115.8 million and $107.4 million of our total cash and cash equivalents and marketable securities, are held in U.S. money market funds, and $723.9 million and $610.5 million are invested in U.S. government and agency securities, respectively. The Company seeks to mitigate its credit risk with respect to cash and cash equivalents and marketable securities by making deposits with what we believe to be large, reputable financial institutions and investing in high credit rated shorter-term instruments.

Cash and Cash Equivalents and Restricted Cash

Management considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted cash is maintained under an agreement that legally restricts the use of such funds and is reported within other assets as the date of availability or disbursement for all restricted cash is more than one year from December 31, 2023.

Restricted cash is comprised of $18.0 million and $17.5 million as of December 31, 2023 and December 31, 2022, respectively, all of which is pledged as a form of security for the Company's lease agreements for its headquarters and pre-pilot manufacturing facilities. The restricted cash is maintained in a certificate of deposit as of December 31, 2023.

Marketable Securities

The Company's investment policy is consistent with the definition of available-for-sale securities. The Company does not buy and hold securities principally for the purpose of selling them in the near future. The Company's policy is focused on the preservation of capital, liquidity, and return. From time to time, the Company may sell certain securities, but the objectives are generally not to generate profits on short-term differences in price.

These securities are carried at estimated fair value with unrealized gains and losses included in other comprehensive gain/loss in stockholders' equity until realized. Gains and losses on marketable security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned.

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities measured on a recurring and nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The accounting guidance established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, used to determine the fair value of its financial instruments. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

- Level 1 – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Property and Equipment

Property and equipment are recorded at historical cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Improvements that increase functionality of the fixed asset are capitalized and depreciated over the asset's remaining useful life. Deposits for purchases of property and equipment are included in construction-in-progress. Construction-in-progress is not depreciated until the asset is placed in service. Fully depreciated assets are retained in property and equipment, net, until removed from service.

The estimated useful lives of assets are generally as follows:

Computer equipment, hardware, and software	3 - 5 years
Furniture and fixtures	7 - 10 years
Machinery and equipment	3 - 10 years
Leasehold improvements	Shorter of the lease term (including estimated renewals) or the estimated useful lives of the improvements

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets when indicators of impairment exist. The carrying value of a long-lived asset is considered impaired when the estimated separately identifiable, undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. The long-lived assets outside of U.S. are not material as of December 31, 2023. During the year ended December 31, 2023, the Company wrote off approximately $21.5 million of property and equipment for assets with no remaining future benefit. During the year ended December 31, 2022, the Company wrote off approximately $13.7 million of equipment and incurred cancellation charges of approximately $2.8 million. These charges are recorded in Research and Development expense in the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company did not incur any material impairment charges in the year ended December 31, 2021.

Leases

The Company classifies arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Consolidated Balance Sheets as both a right-of-use ("ROU") asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate which is the rate incurred to borrow on a collateralized basis over a similar term. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is reduced over the lease term. For operating leases, interest on the lease liability and the non-cash lease expense result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the ROU asset results in front-loaded expense over the lease term. Variable lease expenses, including common maintenance fees, insurance and property tax, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for all classes of assets, and elects to exclude short-term leases having terms of 12 months or less.

Assumed Common Stock Warrants Liability

The Company assumed 11,499,989 Public Warrants and 6,650,000 Private Placement Warrants upon the Business Combination, all of which were issued in connection with Kensington's initial public offering (other than 75,000 Private Placement Warrants that were issued in connection with the closing of the Business Combination, which are referred to as the Working Capital Warrants) and entitled each holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share.

The Company recorded these warrants as liabilities on the Consolidated Balance Sheets at fair value prior to exercise or redemption of these warrants, with subsequent changes in their respective fair values recognized in the change in fair value of Assumed Common Stock Warrant liabilities within the Consolidated Statement of Operations and Comprehensive Income (Loss). The Public Warrants were publicly traded and thus had an observable market price to estimate fair value, and the Private Placement Warrants were effectively valued similar to the Public Warrants. The Company announced that it had elected to redeem its outstanding Public Warrants and Private Placement Warrants in July and August 2021, respectively. For the year ended December 31, 2021, the Company recognized a $168.7 million gain non-cash change in fair value of Assumed Common Stock Warrant liabilities. No Public Warrants or Private Placement Warrants were outstanding as of December 31, 2021 or subsequent years.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

Research and Development Cost

Costs related to research and development are expensed as incurred.

General and Administrative Expenses

General and administrative expenses represent costs incurred by the Company in managing the business, including salary, benefits, incentive compensation, marketing, insurance, professional fees and other operating costs associated with the Company's non-research and development activities.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards made to employees, directors, and non-employees, including stock options, restricted stock units and restricted shares, based on estimated fair values recognized over the requisite service period. The Company accounts for forfeitures when they occur.

The fair values of options granted with only service conditions are estimated on the grant date using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company's common stock, and an assumed risk-free interest rate. The Company recognizes compensation expense for all options with only service conditions on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term of four years.

The fair values of options granted with performance (e.g., business milestone) and market conditions (e.g., stock price target) are estimated at the grant date using a Monte Carlo simulation model. The model determined the grant date fair value of each vesting tranche and the future date when the market condition for such tranche is expected to be achieved. The Monte Carlo valuation requires the Company to make assumptions and judgements about the variables used in the calculation including the expected term, volatility of the Company's common stock, an assumed risk-free interest rate, and cost of equity.

For performance-based options with a vesting schedule based on the attainment of both performance and market conditions, along with service conditions, each quarter the Company assesses whether it is probable that it will achieve each performance condition that has not previously been achieved or deemed probable of achievement and if so, the future time when the Company expects to achieve that business milestone, or its "expected business milestone achievement time." When the Company first determines that a business milestone has become probable of being achieved, the Company allocates the entire expense for the related tranche over the number of quarters between the grant date and the then-applicable "expected vesting date," which represents the requisite service period. The requisite service period at any given time is generally the period between the grant date and the later of (i) the expected time when the performance condition will be achieved (if the related performance condition has not yet been achieved) and (ii) the expected time when the market condition will be achieved (if the related market condition has not yet been achieved). The Company immediately recognizes a cumulative catch-up expense for all accumulated expense for the quarters from the grant date through the quarter in which the performance condition was first deemed probable of being achieved. Each quarter thereafter, the Company recognizes the then-remaining expense for the tranche through the end of the requisite service period except that upon vesting of a tranche, all remaining expense for that tranche is immediately recognized.

The fair values of restricted stock units granted with service conditions only are based on the closing price of the Company's Class A Common Stock on the date of grant. The Company recognizes compensation expense for restricted stock units with only service conditions on a straight-line basis over the requisite service period of the awards, which is generally the award vesting term of four years.

The fair values of restricted stock units granted with service and performance conditions are based on the closing price of the Company's Class A Common Stock on the grant date. The vesting schedule of such awards is based entirely on the attainment of both service and performance conditions. Each quarter the Company assesses whether it is probable that it will achieve each performance condition and if so, the future time when the Company expects to achieve that performance condition, the "expected vesting date". When the Company first determines that a performance condition has become probable of being achieved, the Company allocates the entire expense for the related tranche over the number of quarters between the grant date and expected vesting date, which represents the requisite service period. The requisite service period at any given time is generally the period between the grant date and the expected time when the performance condition will be achieved with the service condition also being met.

The Company's 2020 Employee Stock Purchase Plan ("ESPP") is compensatory in accordance with ASC 718-50-25. The Company measures and recognizes compensation expense for shares to be issued under the ESPP based on estimated grant date fair value recognized on a straight-line basis over the offering period.

The ESPP provides eligible employees with the opportunity to purchase shares of the Company's Class A Common Stock at a discount through payroll deductions. There were 824,956 shares purchased under the ESPP during the year ended December 31, 2023. As of December 31, 2023, 10.5 million shares of Class A Common Stock were reserved for future issuance under the ESPP.

The Company established the 2023 Bonus Plan to be settled in the form of restricted stock units to employees upon the achievement of certain service and performance conditions. The awards under the 2023 Bonus Plan are classified as liability prior to the settlement of vested RSUs, upon which the liability is reclassified into equity. The 2023 Bonus Plan awards are measured as the grant date fair value, i.e., the closing price of the Company's Class A Common Stock on the grant date.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards, measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Net Loss per Share of Common Stock

Basic net income (loss) per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings (loss) per share adjusts basic earnings per share for the potentially dilutive impact of stock options and warrants. For warrants that are liability-classified, during periods when the impact is dilutive, the Company assumes share settlement of the instruments as of the beginning of the reporting period and adjusts the numerator to remove the change in fair value of the warrant liability and adjusts the denominator to include the dilutive shares calculated using the treasury stock method.

Note 3. Recent Accounting Pronouncements

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842): Common Control Agreements, which clarifies the accounting for leasehold improvements associated with common control leases. The ASU is effective for all entities in fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of this amendment on its consolidated financial statements and related disclosures.

In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement, which addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. The ASU is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Additionally, a joint venture that was formed before January 1, 2025 may elect to apply the amendments retrospectively. Early adoption is permitted, either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for all entities in fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and public entities should apply the amendments retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The ASU is effective for all public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

Note 4. Fair Value Measurement

The Company's financial assets subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (amounts in thousands):

	Fair Value Measured as of December 31, 2023		
	Level 1	Level 2	Total
Assets included in:			
Money market funds[1]	$ 115,848	$ —	$ 115,848
Commercial paper[2]	—	80,913	80,913
U.S. government and agency securities[2]	—	723,888	723,888
Corporate notes and bonds[2]	—	147,923	147,923
Total fair value	$ 115,848	$ 952,724	$ 1,068,572

	Fair Value Measured as of December 31, 2022		
	Level 1	Level 2	Total
Assets included in:			
Money market funds[1]	$ 107,439	$ —	$ 107,439
Commercial paper[2]	—	104,231	104,231
U.S. government and agency securities[2]	—	610,450	610,450
Corporate notes and bonds[2]	—	188,658	188,658
Total fair value	$ 107,439	$ 903,339	$ 1,010,778

(1) Money market funds are included in cash and cash equivalents on the Consolidated Balance Sheets.
(2) Marketable securities consist of commercial paper, U.S. government and agency securities, corporate notes and bonds. As of December 31, 2023 and 2022, marketable securities with original maturities of three months or less of $24.4 million and $77.0 million, respectively, are included in cash and cash equivalents on the Consolidated Balance Sheets.

Level 1 assets: Money market funds are classified as Level 1 within the fair value hierarchy, as fair value is based on unadjusted quoted prices in active markets for identical assets.

Level 2 assets: Investments in commercial paper, U.S. government and agency securities, and corporate notes and bonds are classified as Level 2 as they were valued based upon quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets.

The Company had no financial liabilities subject to fair value measurements on a recurring basis as of December 31, 2023 and December 31, 2022.

There have been no changes to the valuation methods utilized during the year ended December 31, 2023. As of December 31, 2023 and 2022, the carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their respective fair values due to their short-term nature.

Marketable Securities

The following table summarizes, by major security type, the Company's assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. Amortized cost net of unrealized gain (loss) is equal to fair value as of December 31, 2023 and 2022. The fair value as of December 31, 2023 and 2022 are as follows (amounts in thousands):

| | December 31, 2023 | | | |
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1 securities				
Money market funds	$ 115,848	$ —	$ —	$ 115,848
Level 2 securities				
Commercial paper	80,913	—	—	80,913
U.S. government and agency securities	725,301	334	(1,747)	723,888
Corporate notes and bonds	149,387	40	(1,504)	147,923
Total	$ 1,071,449	$ 374	$ (3,251)	$ 1,068,572

| | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1 securities				
Money market funds	$ 107,439	$ —	$ —	$ 107,439
Level 2 securities				
Commercial paper	104,231	—	—	104,231
U.S. government and agency securities	620,660	24	(10,234)	610,450
Corporate notes and bonds	196,321	—	(7,663)	188,658
Total	$ 1,028,651	$ 24	$ (17,897)	$ 1,010,778

Realized gains and losses and interest income from the investment are included in interest income.

The Company regularly reviews its available-for-sale marketable securities in an unrealized loss position and evaluates the current expected credit loss by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. The following tables display additional information regarding gross unrealized losses and fair value by major security type for the 51 and 95 marketable securities in unrealized loss positions as of December 31, 2023 and 2022, respectively (amounts in thousands):

| | December 31, 2023 | | | | | |
| | Less than 12 Consecutive Months | | 12 Consecutive Months or Longer | | Total | |
	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value
U.S. government and agency securities	$ (10)	$ 31,741	$ (1,737)	$ 87,257	$ (1,747)	$ 118,998
Corporate notes and bonds	(5)	13,338	(1,499)	125,524	(1,504)	138,862
Total	$ (15)	$ 45,079	$ (3,236)	$ 212,781	$ (3,251)	$ 257,860

| | December 31, 2022 | | | | | |
| | Less than 12 Consecutive Months | | 12 Consecutive Months or Longer | | Total | |
	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value
U.S. government and agency securities	$ (521)	$ 231,047	$ (9,713)	$ 336,517	$ (10,234)	$ 567,564
Corporate notes and bonds	(261)	18,585	(7,402)	170,073	(7,663)	188,658
Total	$ (782)	$ 249,632	$ (17,115)	$ 506,590	$ (17,897)	$ 756,222

The unrealized losses were attributable to changes in interest rates that impacted the value of the investments, and not increased credit risk. During the years ended December 31, 2023, 2022, and 2021, the Company received proceeds of $1.5 million, $15.2 million, and $225.1 million, including interest, from the sale of available-for-sale marketable securities, respectively. The Company realized immaterial gains and losses as a result of such sales. The Company does not intend to sell the investments that are in an unrealized loss position, nor is it more likely than not that the Company will be required to sell the investments before the recovery of the amortized cost basis, which may be its maturity. Accordingly, the Company did not record an allowance for credit losses associated with these investments.

The estimated amortized cost and fair value of available-for-sale securities by contractual maturity as of December 31, 2023 are as follows (amounts in thousands):

| | December 31, 2023 | | |
	Amortized Cost		Fair Value
Due within one year	$	1,055,871	$	1,052,953
Due after one year and through five years		15,578		15,619
Total	$	1,071,449	$	1,068,572

Note 5. Balance Sheet Components

Property and Equipment

Property and equipment as of December 31, 2023 and 2022 consisted of the following (amounts in thousands):

| | December 31, | | |
	2023		2022
Computer equipment, hardware, and software	$	7,191	$	6,784
Furniture and fixtures		77,813		57,771
Leasehold improvements		99,524		72,201
Machinery and equipment		146,730		120,618
Construction-in-progress		89,664		108,585
Property and equipment, gross		420,922		365,959
Accumulated depreciation and amortization		(107,758)		(70,025)
Property and equipment, net	$	313,164	$	295,934

Depreciation and amortization expense related to property and equipment was $41.4 million, $27.4 million and $11.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Accrued Liabilities

Accrued liabilities as of December 31, 2023 and 2022, consisted of the following (amounts in thousands):

| | December 31, | | |
	2023		2022
Accrued property and equipment	$	3,203	$	3,152
Accrued facilities expense		730		1,106
Other		6,247		3,219
Accrued liabilities	$	10,180	$	7,477

Other Liabilities

Other liabilities as of December 31, 2023 and 2022, consisted of the following (amounts in thousands):

| | December 31, | | | |
	2023		2022	
Long-term advance payments	$	2,515	$	2,615
Asset retirement obligation		9,471		5,873
Other liabilities	$	11,986	$	8,488

Note 6. Leases

The Company leases its headquarters, pre-pilot manufacturing facilities and certain equipment, with current lease terms running through 2032. Fixed rent generally escalates each year, and the Company is responsible for a portion of the landlords' operating expenses such as property tax, insurance and common area maintenance.

In April 2021, the Company entered into a lease agreement for premises located in San Jose, California to be used for QS-0, our consolidated pre-pilot line. The lease expires in September 2032. Under this QS-0 lease, the Company has two five-year renewal options, which have not been included in the calculation of the lease liability and right-of use asset at the lease inception as the exercise of the options was not reasonably certain. This initial QS-0 lease is classified as a finance lease.

In June 2021, the Company amended the terms of its 2013 headquarter lease to provide for, among other things, an extension of the lease term to September 2032. Under the amended headquarter lease, the Company retained its one five-year renewal option, which has not been included in the calculation of lease liabilities and right of use assets at the amendment date, as the exercise of the option was not reasonably certain.

In November 2021, the Company entered into lease agreements for additional premises in San Jose, California adjacent to the site of QS-0. The November 2021 leases represent an expansion of space for QS-0 and the Company's engineering and development activities. Such leases will expire in September 2032 but include an option to extend the terms of the lease for an additional 10-year period. The November 2021 leases commenced in November 2021, January 2022, and April 2022 and were classified as operating leases. The additional 10-year extension period has not been included in the calculation of the lease liability and right-of-use asset at the lease inception as the exercise of the option was not reasonably certain.

The Company's leases do not have any contingent rent payments and do not contain residual value guarantees.

The components of lease related expense are as follows (amounts in thousands):

| | Year Ended December 31, | | | | | |
Lease costs	2023		2022		2021	
Finance lease costs:						
Amortization of right-of-use assets	$	2,873	$	2,873	$	1,915
Interest on lease liabilities		2,377		2,399		1,419
Operating lease costs		9,047		9,082		3,016
Variable lease costs		3,775		2,330		530
Total lease expense	$	18,072	$	16,684	$	6,880

The components of supplemental cash and non-cash information related to leases are as follows (amounts in thousands):

| | Year Ended December 31, | | | | | |
	2023		2022		2021	
Operating outgoing cash flows - finance lease	$	1,778	$	1,610	$	330
Financing outgoing cash flows - finance lease		1,973		809		73
Financing (incoming) cash flows - finance lease		—		—		(5,580)
Operating outgoing cash flows - operating lease		7,428		4,673		2,711
Right-of-use assets obtained in exchange for new finance lease liabilities		—		—		32,802
Right-of-use assets obtained in exchange for new operating lease liabilities		—		28,845		26,778

The table below displays additional information for leases as of December 31, 2023 and 2022:

	December 31,	
	2023	**2022**
Finance lease		
Weighted-average remaining lease term - finance lease (in years)	8.8	9.8
Weighted-average discount rate - finance lease	6.06%	6.06%
Operating lease		
Weighted-average remaining lease term - operating lease (in years)	8.6	9.6
Weighted-average discount rate - operating lease	6.36%	6.36%

As of December 31, 2023, future minimum payments during the next five years and thereafter are as follows (amounts in thousands):

Fiscal Year	**Operating Lease**	**Finance Lease**
2024	8,859	5,131
2025	9,071	5,272
2026	9,028	5,417
2027	9,135	5,566
2028	9,404	5,719
Thereafter	36,965	22,345
Total	82,462	49,450
Less present value discount	(19,834)	(11,445)
Lease liabilities	$ 62,628	$ 38,005

As the Company's lease agreements do not provide an implicit rate, the Company used an estimated incremental borrowing rate that will be incurred to borrow on a collateralized basis over a similar term at the lease commencement date or modification date in determining the present value of lease payments.

Asset Retirement Obligations

The Company establishes assets and liabilities for the present value of estimated future costs to return certain of our leased facilities to their original condition upon the termination or expiration of a lease. The recognition of an asset retirement obligation requires the Company to make assumptions and judgments including the actions required to satisfy the liability, inflation rates and the credit-adjusted risk-free rate. The initially recognized asset retirement cost is amortized using the same method and useful life as the long-lived asset to which it relates. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Asset retirement obligation activity for the year ended December 31, 2023 was as follows (amounts in thousands):

	December 31,
	2023
Asset retirement obligations, beginning balance	$ 5,873
Liabilities incurred	3,047
Accretion expense	551
Asset retirement obligations, ending balance	$ 9,471

Note 7. Commitments and Contingencies

From time to time, and in the ordinary course of business, the Company may be subject to certain claims, charges and litigation concerning matters arising in connection with the conduct of the Company's business activities.

Warrants Litigation

Purported Company warrantholders filed actions against the Company in the United States District Court for the Southern District of New York alleging, among other things, that they were entitled to exercise their warrants within 30 days of the closing of the Business Combination and that the preliminary and final versions of the proxy statement/prospectus/information statement dated September 21, 2020, and November 12, 2020, were misleading and/or omitted material information concerning the exercise of the warrants. The actions have been consolidated for the purposes of discovery and motion practice. The operative consolidated complaint, filed January 21, 2022, seeks monetary damages for alleged breach of contract, securities law violations, and fraud. On September 28, 2023, the court granted in part and denied in part the parties' respective motions for partial summary judgment. Trial is scheduled to begin on April 2, 2024. QuantumScape continues to believe it has meritorious defenses to the claims and intends to defend itself vigorously.

Securities Class Action Litigation

Beginning in January 2021 class action lawsuits were filed in the United States District Court for the Northern District of California by purported purchasers of Company securities. The lead plaintiff filed a consolidated complaint on June 21, 2021, which alleges a purported class that includes all persons who purchased or acquired our securities between November 27, 2020 and April 14, 2021. The consolidated complaint names the Company, its Chief Executive Officer, its Chief Financial Officer, and its Chief Technology Officer as defendants. The consolidated complaint alleges that the defendants purportedly made false and/or misleading statements and failed to disclose material adverse facts about the Company's business, operations, and prospects, including information regarding the Company's battery technology. On January 14, 2022, defendants' motion to dismiss the consolidated complaint was substantially denied. On December 19, 2022, the court granted plaintiffs' motion to certify the class. QuantumScape continues to believe it has meritorious defenses to the claims and intends to defend itself vigorously.

Shareholder Derivative Litigation

Two shareholder derivative suits were filed in February 2021 in the United States District Court for the Northern District of California against 11 officers and directors of the Company and have been consolidated into one action, with the first-filed complaint being designated the operative one. The Company is the nominal defendant. The complaint alleges that the individual defendants breached various duties to the Company and contains additional similar allegations based on the same general allegations in the class action described immediately above. VGA is also named as a defendant in the derivative litigation. The action is currently stayed.

Four shareholder derivative suits were filed beginning in June 2022 in the Court of Chancery of the State of Delaware against current and former directors and officers of the Company. The Company is the nominal defendant. The complaints allege that the individual defendants breached various duties to the Company. VGA is also named as a defendant in two of those actions. The suits were consolidated and are currently stayed.

A shareholder derivative action was filed in the United States District Court for the District of Delaware on February 22, 2024, against current and former directors and officers of the Company. The Company is the nominal defendant. The complaint alleges that the individual defendants breached various duties to the Company and includes a claim for contribution related to the class action.

The complaint alleges that plaintiff previously sent a litigation demand to the Board and alleges that the demand has effectively been rejected. The Company and the individual defendants have not yet responded to the complaint.

Delaware Class Action

A shareholder derivative suit was filed in the Court of Chancery of the State of Delaware on August 16, 2022, against former and current directors and officers of the Company and of Kensington. Defendants moved to dismiss the complaint. Plaintiff filed an amended complaint on March 3, 2023, this time seeking relief on behalf of a putative class of holders of Kensington Class A Common Stock who held such stock prior to the November 23, 2020 redemption deadline and were allegedly entitled to redeem their shares but did not. The amended class action complaint alleges that the defendants breached various duties to Kensington stockholders or aided and abetted such breaches. Defendants moved to dismiss the amended complaint on May 8, 2023, and a hearing was held on February 21, 2024. The Kensington Defendants' motion to dismiss was denied. The Legacy QuantumScape Defendants' motion to dismiss was denied as to two defendants and granted as to the others.

For many legal matters, particularly those in early stages, the Company cannot reasonably estimate the possible loss (or range of loss), if any. The Company records an accrual for legal matters at the time or times it determines that a loss is both probable and reasonably estimable. Amounts accrued as of December 31, 2023, and December 31, 2022, were not material. Regarding matters for which no accrual has been made (including the potential for losses in excess of amounts accrued), the Company currently believes, based on its own investigations, that any losses (or ranges of losses) that are reasonably possible and estimable will not, in the aggregate, have a material adverse effect on its financial position, results of operations, or cash flows. However, the ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Should the ultimate outcome of any legal matter be unfavorable, the Company's business, financial condition, results of operations, or cash flows could be materially and adversely affected. The Company may also incur substantial legal fees, which are expensed as incurred, in defending against legal claims.

Other commitments

The Company's minimum purchase commitments consist of non-cancellable agreements to purchase goods and services, primarily for materials, and licenses and hosting services, entered into in the ordinary course of business.

As of December 31, 2023, future minimum purchase commitments in aggregate during the next five years and thereafter are approximately as follows (amounts in thousands):

Fiscal Year	Minimum Purchase Commitments
2024	$ 4,194
2025	4,309
2026	2,142
2027	1,418
Thereafter	—
Total	$ 12,063

Note 8. Assumed Common Stock Warrants

The Company assumed 11,499,989 Public Warrants and 6,650,000 Private Placement Warrants upon the Business Combination, all of which were issued in connection with Kensington's initial public offering (other than 75,000 Private Placement Warrants that were issued in connection with the closing of the Business Combination, which are referred to as the Working Capital Warrants) and entitled each holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share.

The Company recorded these warrants as liabilities on the Consolidated Balance Sheets at fair value prior to exercise or redemption of such warrants, with subsequent changes in their respective fair values recognized in the Change in fair value of Assumed Common Stock Warrant liabilities within the Consolidated Statement of Operations and Comprehensive Income (Loss). The Public Warrants were publicly traded and thus had an observable market price to estimate fair value, and the Private Placement Warrants were effectively valued similar to the Public Warrants. As a result, the Company recognized a $168.7 million gain non-cash change in fair value of Assumed Common Stock Warrant liabilities, in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2021.

All Public Warrants and Private Placement Warrants were exercised or redeemed during the year ended December 31, 2021.

Note 9. Stockholders' Equity

As of December 31, 2023 and 2022, 1,350,000,000 shares, $0.0001 par value per share are authorized, of which, 1,000,000,000 shares are designated as Class A Common Stock, 250,000,000 shares are designated as Class B Common Stock, and 100,000,000 shares are designated as Preferred Stock.

Common Stock

Holders of common stock are entitled to dividends when, as, and if, declared by the Company's Board of Directors ("the Board"), subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. As of December 31, 2023, the Company had not declared any dividends. The holder of each share of Class A Common Stock is entitled to one vote, and the holder of each share of Class B Common Stock is entitled to ten votes.

In March 2021, the Company completed an underwritten public offering of shares of its Class A Common Stock and issued 11,960,000 shares for an aggregate purchase price of $462.9 million, net of issuance costs of $15.5 million (the "March 2021 Public Offering").

On February 28, 2023, the Company entered into separate Distribution Agreements with J.P. Morgan Securities LLC, Cowen and Company, LLC, Deutsche Bank Securities Inc. and UBS Securities LLC, as sales agents, pursuant to which the Company is able to, from time to time, issue and sell common stock with an aggregate offering price of up to $400 million (the "At-the-Market Offering", or the "ATM offering") under the prospectus supplement to the Form S-3 filed on February 28, 2023 (File No. 333-266419). No shares of the Company's Class A Common Stock were sold pursuant to the ATM offering during the year ended December 31, 2023.

In August 2023, the Company completed an underwritten public offering of its Class A Common Stock and issued 37,500,000 shares for an aggregate purchase price of $288.2 million, net of issuance costs of $11.8 million (the "August 2023 Public Offering").

Equity Incentive Plans

Prior to the Business Combination, the Company maintained its 2010 Equity Incentive Plan (the "2010 Plan"), under which the Company granted options and restricted stock units to purchase or directly issue shares of common stock to employees, directors, and non-employees.

Upon the closing of the Business Combination, awards under the 2010 Plan were converted at an exchange ratio of 4.02175014920 and assumed into the 2020 Equity Incentive Award Plan (the "2020 Plan", and together with the 2010 Plan, the "Plans"). The 2020 Plan permits the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted shares, restricted stock units and performance awards to employees, directors, and non-employees.

As of December 31, 2023, 84,813,924 shares of Class A Common Stock are authorized for issuance pursuant to awards under the 2020 Plan, plus any shares of Class A Common Stock subject to stock options, restricted stock units or other awards that were assumed in the Business Combination and terminate as a result of being unexercised or are forfeited or repurchased by the Company, with the maximum number of shares to be added to the 2020 Plan equal to 69,846,580 shares of Class A Common Stock. As of December 31, 2023, 36,189,137 shares of Class A Common Stock are reserved and available for future issuance under the 2020 Plan.

Options may be granted at a price per share not less than 100% of the fair market value at the date of grant. If the option is granted to a 10% stockholder, then the purchase or exercise price per share shall not be less than 110% of the fair market value per share of the common stock on the grant date. Options granted generally vest over a period of four years and have ten-year contractual terms.

Stock Options

Stock option activity under the Plans, including the EPA Program discussed below, is as follows:

	Number of Shares Outstanding (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic value (in thousands)
Balance as of December 31, 2022 [1]	50,124	$ 8.65	6.05	
Cancelled and forfeited [2]	(873)	$ 22.31		
Exercised	(7,110)	$ 1.33		
Balance as of December 31, 2023	42,141	$ 9.60	5.48	$ 131,443
Vested and expected to vest as of December 31, 2023[3]	33,070	$ 5.92	4.80	$ 131,443
Vested and exercisable as of December 31, 2023	26,051	$ 1.98	4.00	$ 129,567

(1) This includes 16.0 million options granted and outstanding as of December 31, 2022 pursuant to the EPA Program.
(2) This includes 0.8 million options under the EPA Program.
(3) This includes 6.0 million options granted pursuant to the EPA Program that are currently expected to vest. None of the options granted pursuant to the EPA Program were vested and exercisable as of December 31, 2023.

There were no options granted during the year ended December 31, 2023. Options with a weighted average fair value of $4.93 per share and $20.58 per share were granted during the year ended December 31, 2022 and December 31, 2021, respectively.

The aggregate intrinsic value of options exercised during the years ended December 31, 2023, December 31, 2022 and December 31, 2021 was $49.8 million and $42.0 million and $489.7 million, respectively.

Additional information regarding options outstanding as of December 31, 2023, is as follows:

Range of Exercise Price per Share	Number of Options Outstanding (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$1.05 - $1.35	16,200	$ 1.30	2.94
$2.38	8,333	$ 2.38	5.54
$6.23	2,489	$ 6.23	6.68
$23.04	15,119	$ 23.04	7.96
	42,141	$ 9.60	5.48

Stock-based compensation expense is based on the grant-date fair value. The Company recognizes compensation expense for awards with only service conditions on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term of four years.

Excluding options granted pursuant to the EPA Program, as of December 31, 2023, the Company had stock-based compensation of $2.4 million related to unvested stock options not yet recognized that are expected to be recognized over an estimated weighted average period of 1.3 years.

There were no options granted in the year ended December 31, 2023. The following weighted average assumptions were used as inputs to the Monte Carlo simulation in determining the estimated grant-date fair value of the Company's stock options for the year ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
Volatility	98.69%	112.49%
Risk-free interest rate	3.52%	1.44%
Expected dividend	—	—
Cost of equity	14.62%	11.66%
Weighted average fair value at grant date	$ 4.93	$ 20.58

All options granted during the years ended December 31, 2022 and December 31, 2021, were granted pursuant to the EPA Program and were valued using a Monte Carlo simulation. The Monte Carlo simulation used in the valuation of the options required the Company to make assumptions and judgements about the variables used in the calculation including the expected term, volatility of the Company's common stock and cost of equity. The Company estimated expected term based on the midpoint between the time of vesting and the remaining time to expiration of the option. For options granted in December 2021, given the limited market trading history of the Company's common stock, volatility is based on a weighted blend of (i) the average volatility of peer companies within the automotive and energy storage industries multiplied by a ratio of the Company's volatility based on available stock price data as compared to the average volatility of the Company's peers over the same period and (ii) our implied volatility from exchange traded options. For options granted in December 2022, volatility is based on a blend of (i) the Company's historical volatility from daily closing stock prices given increased trading history and (ii) the Company's implied volatility from exchange traded options. Cost of equity is calculated using (i) risk-free rate, (ii) average peer group market beta and (iii) the market-risk premium.

EPA Program

In December 2021, the Company granted stock options for the purchase of an aggregate of approximately 14.7 million shares of the Company's Class A Common Stock to the Company's Chief Executive Officer and other members of the Company's management team pursuant to the EPA Program that was approved by the Company's stockholders in December 2021. In December 2022, the remaining 2.1 million stock options under the EPA Program were granted to members of the Company's management team under the same terms as those in the initial grant in 2021, representing the final grant pursuant to the EPA Program approved in December 2021. The EPA Program consists of five equal tranches (each a "Tranche") that vest if the Company meets certain business milestones (performance conditions) and stock price targets (market conditions).

Business Milestones

The compensation committee of the Board selected the following eleven business milestones for the EPA Program, of which one milestone must be achieved for each Tranche.

- Delivery of an A-sample battery cell that meets specifications agreed upon with an automaker

- The validation by an auto maker of a completed B-sample battery cell (a B-sample battery cell is a functional, complete battery cell prototype produced from our pre-pilot or sample production line)

- Delivery of at least 1-gigawatt hour (GWh) of battery cells to a single customer

- Delivery of at least 3-gigawatt hour (GWh) of battery cells to each of three or more customers, with at least one of such customer being an auto maker

- $5 billion in GAAP revenue over a period of trailing four quarters

- $10 billion in GAAP revenue over a period of trailing four quarters

- Total cumulative battery cell production of 500 GWh

- Total cumulative battery cell production of 1,000 GWh

- Adjusted EBITDA margin of at least 25% over four consecutive quarters

- 10% of worldwide market share in automotive battery cells (excluding China)

- 20% of worldwide market share in automotive battery cells (excluding China)

Once a business milestone has been achieved, that business milestone will be considered achieved, even if later the Company does not maintain performance at that level.

Stock Price Targets

The stock price targets of the five Tranches of the EPA Program are $60, $120, $180, $240 and $300.

To meet the stock price targets, the stock price must be sustained and not merely momentarily achieved. Except in the case of a change in control, the Company's stock price for the purposes of assessing the stock price target will be the 120-day trailing average closing price (based on trading days), but a stock price target will not be achieved unless the trailing average closing price of the last 30 trading days of such 120-trading day period also meets or exceeds the applicable stock price target. For a stock price target for any given Tranche to be achieved, the last day of the 120-day measurement period must occur on or after the date that the requisite number of business milestones have been achieved for such Tranche.

Vesting Tranches

Each of the five Tranches vest only if the Company achieves one of the business milestones (in addition to the business milestones already achieved in a prior Tranche) and achieves the applicable stock price target on or after the business milestone is achieved, within 10 years of the initial grants. Additionally, in order to vest in any Tranche, Participants generally must continue to provide service through the date of vesting in the same position, or a similar or higher role, as when the EPA Program awards are granted.

Tranche	Business Milestone Requirement	Stock Price Target
1	Achievement of 1 business milestone	$60
2	Achievement of 2 business milestones (inclusive of the business milestone applicable to Tranche 1)	$120
3	Achievement of 3 business milestones (inclusive of the business milestone applicable to Tranche 2)	$180
4	Achievement of 4 business milestones (inclusive of the business milestone applicable to Tranche 3)	$240
5	Achievement of 5 business milestones (inclusive of the business milestone applicable to Tranche 4)	$300

Change in Control

In the event of a change in control of the Company, a portion of the EPA Program awards may also be eligible to vest; in such event, the business milestone requirement will not be applicable and the Company's stock price for the purposes of the stock price targets will be the price per share paid in such change in control. In the event that the Company's stock price by this measure falls between two stock price targets, linear interpolation between the two applicable stock price targets will be used to determine an additional portion of the EPA Program awards that will vest. Any portion of an EPA Program award that is not vested upon and after giving effect to a change in control will terminate.

The Company accounts for the compensation expense associated with each Tranche when it determines that achievement of a related business milestone is considered probable. As of December 31, 2023, the business milestone for one Tranche had been achieved; however, because the related stock price target has not yet been achieved, no shares have vested to date. As of December 31, 2023, one other Tranche was considered probable.

For the years ended December 31, 2023, December 31, 2022 and December 31, 2021, the Company recorded stock-based compensation expense of $26.3 million, $49.4 million, and $2.4 million, respectively, related to the EPA Program. As of December 31, 2023, the Company had approximately $32.2 million of total unrecognized stock-based compensation expense for the business milestones currently achieved or considered probable of achievement, which will be recognized over an estimated weighted-average period of 3.0 years. As of December 31, 2023, the Company had approximately $168.0 million of total unrecognized stock-based compensation expense for the business milestones currently considered not probable of achievement.

Restricted Stock Units Activities

During the year ended December 31, 2023, the Company granted 4.4 million shares of restricted stock units with service and performance conditions ("PSU") to members of the Company's management team and certain other employees under the Company's 2020 Plan. The performance conditions for these PSUs are related to the Company's product development milestones through May 2026. These PSUs will expire in May 2026 if performance conditions are not met. For the year ended December 31, 2023, the Company recorded stock-based compensation expense of $15.8 million related to these PSUs, upon determination that the product development milestones are currently considered probable of achievement.

In 2023, the Company established the 2023 Bonus Plan to be settled in the form of restricted stock units to employees upon the achievement of certain service and performance conditions. These performance conditions are related to the Company's product development, operational, and business milestones in the current year. For the year ended December 31, 2023, the Company recorded stock-based compensation expense of $20.7 million related to the 2023 Bonus Plan for the performance conditions currently considered probable of achievement. During the year ended December 31, 2023, approximately 425 thousand restricted stock units were granted and vested under the 2023 Bonus Plan for the interim payout, resulting in $2.9 million in additional paid in capital. The remaining stock-based compensation expense of $17.8 million related to the 2023 Bonus Plan are recorded as liabilities under Accrued compensation and benefits in the Consolidated Balance Sheets as of December 31, 2023, and will be reclassified to additional paid-in capital upon grant of the restricted stock units. Subsequent to December 31, 2023, approximately 3.1 million restricted stock units were granted and vested under the 2023 Bonus Plan for the final payout.

Restricted stock units with service conditions only ("RSU") and PSU activities under the Plans are as follows:

	RSUs Outstanding		PSUs Outstanding	
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value	Number of Units (in thousands)	Weighted Average Grant Date Fair Value
Balance as of December 31, 2022	16,563	$ 13.79	—	—
Granted	17,879	$ 7.38	4,790	$ 7.58
Vested	(9,212)	$ 11.08	(425)	$ 6.82
Forfeited	(2,227)	$ 12.95	(46)	$ 7.87
Balance as of December 31, 2023	23,003	$ 9.99	4,319	$ 7.65

The fair value of RSUs which vested during the years ended December 31, 2023, December 31, 2022 and December 31, 2021 was $68.1 million, $65.5 million and $198.0 million, respectively. The fair value of PSUs which vested during the year ended December 31, 2023 was $2.9 million, which was the interim payout under the 2023 Bonus Plan. No PSUs granted during the years ended December 31, 2022 and December 31, 2021.

As of December 31, 2023, unrecognized compensation costs related to unvested RSUs and PSUs were $214.4 million and $17.3 million, respectively, and are expected to be recognized over a weighted average period of 2.5 years and 1.0 years, respectively.

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the accompanying Consolidated Statements of Operations and Comprehensive Loss for all awards is as follows (amounts in thousands):

	Year Ended December 31,		
	2023	2022	2021
Research and development	$ 94,285	$ 62,892	$ 29,653
General and administrative	72,012	64,218	22,522
Total stock-based compensation expense	$ 166,297	$ 127,110	$ 52,175

The stock-based compensation expense in the year ended December 31, 2023 includes $17.8 million recorded as liabilities under Accrued compensation and benefits, which is related to the 2023 Bonus Plan, in the Consolidated Balance Sheets as of December 31, 2023.

Note 10. Earnings (Loss) Per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share adjusts basic earnings per share for the potentially dilutive impact of stock options and warrants. As the Company has reported a loss for the year ended December 31, 2023, potentially dilutive securities including stock options and warrants, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

The following table sets forth the computation of basic and diluted loss per Class A Common Stock and Class B Common Stock (amounts in thousands, except per share amounts):

	Year Ended December 31,		
	2023	2022	2021
Numerator:			
Net loss attributable to common stockholders - Basic	$ (445,145)	$ (411,907)	$ (45,966)
Less: Change in fair value of assumed common stock warrant liabilities	—	—	(168,674)
Net loss attributable to common stockholders - Diluted	$ (445,145)	$ (411,907)	$ (214,640)
Denominator:			
Weighted average Class A and Class B Common Stock outstanding- Basic	462,239	432,973	404,259
Effect of dilutive securities	—	—	5,250
Weighted average Class A and Class B Common Stock outstanding - Diluted	462,239	432,973	409,509
Net loss per share attributable to Class A and Class B Common stockholders - Basic	$ (0.96)	$ (0.95)	$ (0.11)
Net loss per share attributable to Class A and Class B Common stockholders - Diluted	$ (0.96)	$ (0.95)	$ (0.52)

The following table presents the potential common stock outstanding that was excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive (amounts in thousands):

	Year Ended December 31,		
	2023	2022	2021
Options	42,141	50,124	53,078
RSUs	23,003	16,563	10,555
PSUs	7,259	—	—
Total	72,403	66,687	63,633

Note 11. Joint Venture and Redeemable Non-Controlling Interest

As described in Note 2, Summary of Significant Accounting Policies, in September 2018, Legacy QuantumScape entered into a JVA, which was amended in 2020, with VWGoA and VGA and formed QSV. The Company has determined that the entity was a VIE with a related party, and the Company's operations were more closely associated with QSV. As such, the Company consolidates QSV for financial reporting purposes, and a non-controlling interest is recorded for VGA's interest in the net assets and operations of QSV's operations to the extent of the VGA investment. The Company's Consolidated Balance Sheets includes $3.5 million and $3.4 million cash and cash equivalents of QSV as of December 31, 2023 and December 31, 2022, respectively. Although the Company has consolidated the net assets of QSV, it has no right to the use of those assets for its standalone operations.

The following table sets forth the change in redeemable non-controlling interest for years ended December 31, 2023, 2022 and 2021 (amounts in thousands):

	Redeemable Non-Controlling Interest
Balance as of December 31, 2020	$ 1,704
Net loss attributable to redeemable non-controlling interest in QSV	(11)
Balance as of December 31, 2021	$ 1,693
Net income attributable to redeemable non-controlling interest in QSV	11
Balance as of December 31, 2022	$ 1,704
Net income attributable to redeemable non-controlling interest in QSV	66
Balance as of December 31, 2023	$ 1,770

Pursuant to the agreement with VWGoA, the Company has reserved $134.0 million to fund its expected equity contributions to QSV, which amounts are included in cash and cash equivalents and marketable securities in the accompanying Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022.

Note 12. Income Taxes

The Company has no domestic provision for income taxes for the years ended December 31, 2023, December 31, 2022 and December 31, 2021. The Company has no domestic current tax expense from losses generated in the U.S. and no deferred expense from the valuation allowance. The Company established a foreign subsidiary in Japan during the year ended December 31, 2021. The foreign tax provision for the years ended December 31, 2023, December 31, 2022 and December 31, 2021 is not material.

A reconciliation from U.S. statutory rate of 21% to the effective rate is as follows:

	Year Ended December 31,		
	2023	2022	2021
Federal Statutory rate	21.0%	21.0%	21.0%
State tax expense	7.0%	7.0%	7.1%
Stock-based compensation	0.1%	1.7%	349.5%
Change in fair value of assumed common stock warrant liabilities	0.0%	0.0%	103.1%
Research and development tax credit	3.1%	2.7%	41.5%
Permanent tax items	(0.1%)	(0.1%)	(7.1%)
State rate differential - change in apportionment	0.0%	0.0%	4.4%
Prior year deferred true-up	0.0%	4.6%	2.5%
Change in fair value of Series F tranche liabilities	0.0%	0.0%	0.0%
Sec. 162(m) wage limitation	(7.3%)	(2.2%)	(113.9%)
Change to valuation allowance	(23.8%)	(34.7%)	(408.1%)
Effective tax rate	0.0%	0.0%	0.0%

Significant components of the Company's net deferred tax assets as of December 31, 2023 and December 31, 2022, are as follows (amounts in thousands):

| | | Year Ended December 31, | | |
		2023		2022
Deferred tax assets:				
Net operating losses	$	400,678	$	336,617
Tax credits		72,409		58,476
Accruals and stock-based compensation		20,610		28,152
Lease liability		29,953		30,571
Section 174 capitalized research & development		82,303		45,369
Gross deferred tax assets		605,953		499,185
Valuation allowance		(544,408)		(438,212)
Total deferred tax assets	$	61,545	$	60,973
Deferred tax liabilities:				
Right of use assets	$	(22,382)	$	(24,450)
Intangibles		(915)		(561)
Fixed assets		(38,248)		(35,962)
Total deferred tax liabilities		(61,545)		(60,973)
Total net deferred tax assets	$	—	$	—

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance, cumulative net losses, and projected future losses, the Company has provided a full valuation allowance against its deferred tax assets. The Company's valuation allowance increased by $106.2 million, $145.0 million and $187.4 million for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, respectively. A reconciliation of the beginning and ending balances of the valuation allowance is as follows (amounts in thousands):

| | | Year Ended December 31, | | | | |
		2023		2022		2021
Beginning of the year	$	(438,212)	$	(293,211)	$	(105,781)
Increase		(106,196)		(145,001)		(187,430)
End of the year	$	(544,408)	$	(438,212)	$	(293,211)

As of December 31, 2023, the Company had U.S. federal and state net operating loss carryforwards of approximately $1.4 billion and $1.5 billion, respectively. The U.S. federal net operating loss carryforwards of $170.2 million generated prior to 2018 will expire at various dates beginning in 2030, if not utilized. We have U.S. federal net operating loss carryforwards of $1.2 billion, which can be carried forward indefinitely. The state net operating loss carryforwards will expire at various dates beginning in 2030, if not utilized.

Section 382 and Section 383 of the Internal Revenue Code (the "Code") and similar provisions under state law impose limitations on U.S. federal and state net operating loss carryforwards and research and development credit carryforwards. The Code contains provisions that limit the U.S. federal net operating loss carryforwards that may be used in any given year in the event of special occurrences, including significant ownership changes. A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders, who own at least 5% of the Company's stock, increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The Company performed a Section 382 analysis in prior periods and through December 31, 2023, and determined that it experienced ownership changes in December 2010 and in August 2012 as a result of the preferred stock financing rounds. The U.S. federal and state net operating loss carryforwards and research and development credit carryforwards are not subject to significant limitations under Section 382 and Section 383 of the Code and similar provisions under state law.

As of December 31, 2023, the Company also has U.S. federal and California research and development credits of $86.3 million and $61.1 million, respectively. The U.S. federal tax credit carryforwards will expire beginning in 2031, if not utilized. The state tax credit carryforwards do not expire.

The Company records unrecognized tax benefits in accordance with ASC 740-10, *Income Taxes*. ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company's income tax return and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows (amounts in thousands):

	Year Ended December 31,		
	2023	2022	2021
Beginning of the year	$ 52,802	$ 32,172	$ 6,575
Increase—current year positions	15,113	12,388	20,633
Decrease—current year positions	—	(5,056)	—
Increase—prior year positions	142	13,298	5,056
Decrease—prior year positions	—	—	(92)
End of the year	$ 68,057	$ 52,802	$ 32,172

Due to the Company's full valuation allowance, the unrecognized tax benefits would not materially impact the Company's effective tax rate when recognized. The Company does not anticipate the total amounts of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

The Company's policy is to classify interest and penalties associated with uncertain tax positions, if any, as a component of its income tax provision. For the years ended December 31, 2023, 2022 and 2021, the Company had no interest or penalties related to unrecognized tax benefits.

The U.S. federal and state income tax returns are open under the statute of limitations subject to tax examinations for the tax years ended December 31, 2020 through December 31, 2022 and December 31, 2019 through December 31, 2022, respectively. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the IRS or state tax authorities to the extent utilized in a future period.

Note 13. Subsequent Events

On February 8, 2024, the Board of Directors (the "Board") of the Company appointed Dr. Siva Sivaram, as the Company's Chief Executive Officer ("CEO") and as a member of the Board, effective February 15, 2024. Mr. Singh will be continuing in his capacity as Chairman of the Board.

Effective February 15, 2024, Mr. Singh no longer receives any compensation for his service as CEO, other than the Company's 2023 annual bonus already earned and paid in February 2024 in the form of shares of the Company's Class A Common Stock. The stock options granted to him under the Company's 2021 Extraordinary Performance Award Program terminated on February 15, 2024 in accordance with its terms. All of Mr. Singh's other outstanding equity awards will continue to vest in accordance with their terms, subject to his continuing to serve as a service provider to the Company. The Company is currently evaluating the impact of these, including the reversal of previously recognized costs for the unvested EPA awards, will have on its consolidated financial statements in the fiscal quarter ended March 31, 2024, however such amount is expected to be material.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023, the end of the period covered by this Report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this Report, our disclosure controls and procedures were effective.

Management's Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control systems include the controls themselves, actions taken to correct deficiencies as identified, an organizational structure providing for division of responsibilities, careful selection and training of qualified financial personnel and a program of internal audits.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework).

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation of Independent Registered Public Accounting Firm

Ernst & Young LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Report, has issued its report on the effectiveness of the Company's internal control over financial reporting which is included in Part II. Item 8 - Financial Statements and Supplementary Data.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarterly period ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.


PART III


In accordance with General Instruction G.(3) of Form 10-K certain information required by this Part III will either be incorporated into this Report by reference to our definitive proxy statement for our 2024 Annual Meeting of Stockholders filed within 120 days after December 31, 2023 or will be included in an amendment to this Report filed within 120 days after December 31, 2023.

Item 10. Directors, Executive Officers and Corporate Governance.

The information that is responsive to this Item 10 of Form 10-K will be included in our 2024 Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

The information that is responsive to this Item 11 of Form 10-K will be included in our 2024 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information that is responsive to this Item 12 of Form 10-K will be included in our 2024 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information that is responsive to this Item 13 of Form 10-K will be included in our 2024 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information that is responsive to this Item 14 of Form 10-K will be included in our 2024 Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules.

    (a) List the following documents filed as a part of the report:

        (1) Financial Statements:

        (2) Financial Statement Schedules. None.

        (3) The exhibits listed below are filed as part of this Report are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Business Combination Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp., Kensington Capital Merger Sub Corp. and Legacy QuantumScape.	S-4/A	333-248930	2.1	November 12, 2020
2.2	Amendment No. 1 to Business Combination Agreement, dated as of September 21, 2020, by and among Kensington Capital Acquisition Corp., Kensington Capital Merger Sub Corp. and Legacy QuantumScape.	S-4/A	333-248930	2.2	November 12, 2020
3.1	Amended and Restated Certificate of Incorporation of the Company.	8-K	001-39345	3.1	December 2, 2020
3.2	Amended and Restated Bylaws of the Company.	8-K	001-39345	3.1	October 25, 2022
4.1	Specimen Common Stock Certificate.	8-K	001-39345	4.1	December 2, 2020
4.2	Description of Securities.	10-K	001-39345	4.4	February 28, 2022
10.1#	Amended and Restated Limited Liability Company Agreement of QSV Operations LLC, dated May 14, 2020, by and between Legacy QuantumScape and Volkswagen Group of America Investments, LLC.	S-4/A	333-248930	10.20	November 12, 2020
10.2#	Amended and Restated Joint Venture Agreement, dated May 14, 2020, by and among Legacy QuantumScape and the persons named therein.	S-4/A	333-248930	10.21	November 12, 2020
10.3#	Series F Preferred Stock Purchase Agreement, dated May 14, 2020, by and between Legacy QuantumScape and Volkswagen Group of America Investments, LLC.	S-4/A	333-248930	10.23	November 12, 2020

10.4	First Letter Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp., Legacy QuantumScape, and Volkswagen Group of America Investments, LLC.	8-K	001-39345	10.6	September 3, 2020
10.5	Second Letter Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp., Legacy QuantumScape, and Volkswagen Group of America Investments, LLC.	8-K	001-39345	10.7	September 3, 2020
10.6	Third Letter Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp., Legacy QuantumScape, and Volkswagen Group of America Investments, LLC.	8-K	001-39345	10.8	September 3, 2020
10.7	Amendment No. 1 to Series F Preferred Stock Purchase Agreement, dated September 3, 2020, by and among Kensington Capital Acquisition Corp., Legacy QuantumScape and Volkswagen Group of America Investments, LLC.	S-4/A	333-248930	10.24	November 12, 2020
10.8	First Amendment to Amended and Restated Joint Venture Agreement, dated September 21, 2020, by and among Legacy QuantumScape and the persons named therein.	S-4/A	333-248930	10.22	November 12, 2020
10.9	Letter Agreement, dated as of December 7, 2020, by and among Legacy QuantumScape, the Registrant and Volkswagen Group of America Investments, LLC.	S-1/A	333-251433	10.30	December 28, 2020
10.10	Series F Closing Agreement, dated March 30, 2021, by an among the Registrant, Legacy QuantumScape and Volkswagen Group of America, Inc.	8-K	001-39345	1.1	April 1, 2021
10.11	Letter Agreement dated May 13, 2021, by and among Legacy QuantumScape, Volkswagen Group of America, Inc, Volkswagen Group of America Investments, LLC and QSV Operations LLC	8-K	001-39345	10.1	May 17, 2021
10.12	Letter Agreement dated December 17, 2021, by and among QuantumScape Battery, Inc., Volkswagen Group of America, Inc, Volkswagen Group of America Investments, LLC and QSV Operations LLC	8-K	001-39345	10.1	December 17, 2021
10.13#	Letter Agreement, dated as of July 28, 2022, by and between Legacy QuantumScape Battery, Inc. and Volkswagen Group of America Investments, LLC	10-K	001-39345	10.39	February 28, 2023
10.14	Letter Agreement dated September 27, 2022, by and among QuantumScape Battery, Inc., Volkswagen Group of America, Inc, Volkswagen Group of America Investments, LLC and QSV Operations LLC	8-K	001-39345	10.1	September 28, 2022
10.15	Letter Agreement, dated as of May 26, 2023, by and between Legacy QuantumScape Battery, Inc. and Volkswagen Group of America Investments, LLC	10-Q	001-39345	10.1	July 28, 2023
10.16	Lease, dated May 31, 2013, by and between SI 55, LLC and Legacy QuantumScape.	S-4/A	333-248930	10.18	November 12, 2020
10.17	Amendment to Lease, dated May 19, 2014, by and between SI 55, LLC and Legacy QuantumScape.	S-4/A	333-248930	10.19	November 12, 2020
10.18	Lease Agreement, dated April 2, 2021, between Exeter 1710 Automation, LLC and Legacy QuantumScape	S-1/A	333-251433	10.34	May 10, 2021

10.19	Second Amendment to Lease, dated June 22, 2021, between Legacy QuantumScape and SI 55, LLC.	8-K	001-39345	10.1	June 28, 2021
10.20	Guaranty of Lease, dated June 22, 2021, between Legacy QuantumScape and SI 55, LLC.	8-K	001-39345	10.2	June 28, 2021
10.21	Lease, dated November 1, 2021, by and between the 1750 Landlord and the Company	8-K	001-39345	10.1	November 5, 2021
10.22	Lease, dated November 1, 2021, by and between the 1756/62 Landlord and the Company	8-K	001-39345	10.2	November 5, 2021
10.23	Registration Rights and Lock-up Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp. and the persons named therein.	8-K	001-39345	10.3	September 3, 2020
10.24	Form of Senior Employee Lock-Up Agreement.	8-K	001-39345	10.5	September 3, 2020
10.25+	Offer Letter from Legacy QuantumScape to Timothy Holme, dated January 1, 2011.	S-4/A	333-248930	10.13	November 12, 2020
10.26+	Offer Letter from Legacy QuantumScape to Kevin Hettrich, dated October 11, 2011.	S-4/A	333-248930	10.14	November 12, 2020
10.27+	Offer Letter from Legacy QuantumScape to Michael McCarthy, dated December 21, 2012.	S-4/A	333-248930	10.16	November 12, 2020
10.28+	Offer Letter from Legacy QuantumScape to Mohit Singh, dated April 3, 2013.	S-4/A	333-248930	10.17	November 12, 2020
10.29+	Offer Letter from QuantumScape Battery, Inc. to Srinivasan Sivaram	10-Q	001-39345	10.2	October 27, 2023
10.30+	Form of Indemnification Agreement by and between the Registrant and its directors and officers.	8-K	001-39345	10.7	December 2, 2020
10.31+	The Registrant's 2020 Equity Incentive Plan.	8-K	001-39345	10.8	December 2, 2020
10.32+	The Registrant's 2020 Equity Incentive Plan — Form of Stock Option Agreement.	8-K	001-39345	10.9	December 2, 2020
10.33+	The Registrant's 2020 Equity Incentive Plan — Form of Restricted Stock Unit Agreement.	8-K	001-39345	10.10	December 2, 2020
10.34+	The Registrant's 2020 Equity Incentive Plan — Form of Restricted Stock Agreement.	8-K	001-39345	10.11	December 2, 2020
10.35+	The Registrant's 2020 Employee Stock Purchase Plan.	8-K	001-39345	10.12	December 2, 2020
10.36+	Form of Performance Stock Option Agreement under the Extraordinary Performance Award Program	DEF 14A	001-39345	Appendix 1	November 8, 2021
10.37+	Employee Incentive Compensation Plan.	8-K	001-39345	10.1	March 15, 2021
10.38+	Form of Change in Control and Severance Agreement.	8-K	001-39345	10.2	March 15, 2021
10.39+	The Registrant's Outside Director Compensation Policy	10-Q	001-39345	10.2	May 2, 2022
10.40	Distribution Agreement, dated February 28, 2023 by and between QuantumScape Corporation and J.P. Morgan Securities LLC.	8-K	001-39345	1.1	February 28, 2023
10.41	Distribution Agreement, dated February 28, 2023, by and between QuantumScape Corporation and Cowen and Company, LLC.	8-K	001-39345	1.2	February 28, 2023
10.42	Distribution Agreement, dated February 28, 2023, by and between QuantumScape Corporation and Deutsche Bank Securities Inc.	8-K	001-39345	1.3	February 28, 2023

10.43	Distribution Agreement, dated February 28, 2023, by and between QuantumScape Corporation and UBS Securities LLC.	8-K	001-39345	1.4	February 28, 2023
21.1*	List of Subsidiaries of the Registrant				
23.1*	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.				
24.1*	Power of Attorney (included in signature page).				
31.1*	Rule 13a-14(a) /15(d)-14(a) Certification of Principal Executive Officer.				
31.2*	Rule 13a-14(a) /15(d)-14(a) Certification of Principal Financial Officer.				
32.1†	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2†	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1*	Compensation Recovery Policy				
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.				
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbases Document				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				

---

*	Filed herewith.
†	These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of QuantumScape Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.
#	Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.
+	Indicates a management or compensatory plan.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

QuantumScape Corporation

Date: February 27, 2024   By: _____ /s/ Siva Sivaram _____

**Siva Sivaram**
**President and Chief Executive Officer (Principal**
**Executive Officer)**

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Siva Sivaram and Kevin Hettrich, and each of them or his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue of hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Siva Sivaram **Siva Sivaram**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2024
/s/ Kevin Hettrich **Kevin Hettrich**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2024
/s/ Frank Blome **Frank Blome**	Director	February 27, 2024
/s/ Brad Buss **Brad Buss**	Director	February 27, 2024
/s/ Jeneanne Hanley **Jeneanne Hanley**	Director	February 27, 2024
/s/ Susan Huppertz **Susan Huppertz**	Director	February 27, 2024
/s/ Jürgen Leohold **Jürgen Leohold**	Director	February 27, 2024
/s/ Gena Lovett **Gena Lovett**	Director	February 27, 2024
/s/ Fritz Prinz **Fritz Prinz**	Director	February 27, 2024
/s/ Dipender Saluja **Dipender Saluja**	Director	February 27, 2024
/s/ Jagdeep Singh **Jagdeep Singh**	Director	February 27, 2024
/s/ JB Straubel **JB Straubel**	Director	February 27, 2024
/s/ Jens Wiese **Jens Wiese**	Director	February 27, 2024

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